As Filed with the Securities and Exchange Commission on February 24, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BB&T CORPORATION
(Exact name of registrant as specified in its charter)

North Carolina	6060	56-0939887
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

200 West Second Street
Winston-Salem, North Carolina 27101
(336) 733-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Patricia Oliver, Esq.
Executive Vice President, General Counsel,
Secretary and Chief Corporate Governance Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101
Phone: (336) 733-2000
Fax: (336) 733-2189
(Name, address, including zip code, and telephone number, including area code, of agent for service)

The Commission is requested to send copies of
all communications to:

Paul D. Freshour, Esq.	Ralph F. MacDonald, III	Elizabeth O. Derrick, Esq.
Arnold & Porter llp	Alston & Bird LLP	Womble Carlyle Sandridge &
1600 Tysons Blvd.	One Atlantic Center	Rice, PLLC
Suite 900	1201 West Peachtree St.	1201 West Peachtree St., Suite 3500
McLean, Virginia 22102	Atlanta, Georgia 30309	Atlanta, Georgia 30309
Phone: (703) 720-7008	Phone: (404) 881-7582	Phone: (404) 888-7433
Fax: (703) 720-7399	Fax: (404) 253-8272	Fax: (404) 870-4824

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐.
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each Class	Amount to be	offering price	aggregate offering	Amount of
of Securities to be Registered	Registered	per unit	price(2)	registration fee

Common Stock, par value $5.00 per share	14,963,129	(1)	$587,238,206	$62,835

(1)	Not applicable.

(2)	Computed in accordance with Rule 457(f) based on the average high ($26.07) and low ($25.74) sales price of the common stock of Main Street Banks, Inc. on February 21, 2006 as reported on NASDAQ National Market. Solely for the purposes of calculating the registration fee, the proposed maximum aggregate offering price is equal to the aggregate value of the estimated maximum number of shares of Main Street common stock that may be exchanged in connection with the merger.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

3500 Lenox Road
Atlanta, Georgia 30326
Telephone: (770) 786-3441
Facsimile: (770) 786-9789
To the Shareholders of Main Street Banks, Inc.:
      The Board of Directors of Main Street Banks, Inc. has unanimously approved a merger combining Main Street and BB&T Corporation. In the merger, you will receive ..6602 shares of BB&T common stock for each share of Main Street common stock that you own plus cash instead of any fractional shares.
      BB&T common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “BBT.” On December 14, 2005, the last full NYSE trading day before public announcement of the merger, the closing price of BB&T common stock was $43.17. On [                    ], 2006, the latest practicable date prior to the printing of this document, the closing price of BB&T common stock was $[                    ]. Based on the .6602 exchange ratio, the closing price of BB&T common stock on December 14, 2005, and the number of fully diluted shares of Main Street common stock outstanding on that date, the implied dollar value of the BB&T merger consideration was approximately $28.50 per share of Main Street common stock, and the implied transaction value was approximately $622.7 million. BB&T expects to issue approximately [          ] million shares of common stock in the merger (excluding any shares of BB&T common stock issued as a result of the exercise of Main Street stock options prior to the merger), which will represent approximately [          ]% of the outstanding BB&T common stock following completion of the merger.
      The price of BB&T common stock will fluctuate prior to completion of the merger. Main Street shareholders do not have the right to seek an appraisal of the value of their Main Street shares in the merger.
      We expect the merger to generally be tax-free with respect to the BB&T common stock you receive and taxable with respect to cash you receive for fractional shares.
      At the special meeting you will consider and vote on the merger. The merger cannot be completed unless holders of at least a majority of the shares of Main Street common stock entitled to vote approve the merger.
      The special meeting will be held at 10:00 a.m., Eastern time, on [                    , 2006] at [                    ], Atlanta, Georgia. You are cordially invited to attend.
      This proxy statement/ prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully.
      Your vote is very important. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card. If your shares are held in “street name,” you must instruct your broker to vote, or your shares will not be voted by your broker. If you fail to vote, the effect will be the same as a vote against the merger and the merger agreement.
      The Main Street Board of Directors has unanimously determined that the merger is advisable and in the best interests of Main Street and its shareholders, and has unanimously approved the merger agreement. Accordingly, on behalf of the Main Street Board of Directors, I urge you to vote “FOR” approval and adoption of the merger and the merger agreement.

Sincerely,

Samuel B. Hay III
President and Chief Executive Officer

      This proxy statement/ prospectus is dated [                     , 2006] and is expected to be first mailed to shareholders of Main Street on or about [                     , 2006].
      Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the merger or BB&T common stock to be issued in the merger or determined if this proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
      The shares of BB&T common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
ADDITIONAL INFORMATION
      This proxy statement/ prospectus incorporates important business and financial information about BB&T and Main Street from other documents that are not included in or delivered with this proxy statement/ prospectus. This information is available to you without charge upon your written or oral request. You may obtain copies of those documents by accessing the Securities and Exchange Commission’s Internet website maintained at “http://www.sec.gov” or by requesting copies in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

BB&T Corporation Investor Relations 150 South Stratford Road, Suite 300 Winston-Salem, North Carolina 27104 (336) 733-3058	Main Street Banks, Inc. Investor Relations 3500 Lenox Road Atlanta, Georgia 30326 (770) 786-3441
      If you would like to request documents, please do so by                     , 2006 in order to receive them before the special meeting. If you request any documents incorporated by reference from us, we will mail them to you promptly by first class mail or similar means.
      See “Where You Can Find More Information” on pages [          ].

3500 Lenox Road
Atlanta, Georgia 30326
Telephone: (770) 786-3441
Facsimile: (770) 786-9789
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held On [          ], 2006
      Main Street Banks, Inc. will hold its special meeting of shareholders on [                    ], 2006 at 10:00 a.m. Eastern time, at the [                    ] located at [                    ], for the following purposes:

•	To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of December 14, 2005, between Main Street Banks, Inc. and BB&T Corporation, providing for the merger of Main Street with and into BB&T. In the merger, each share of Main Street common stock will be converted into the right to receive .6602 shares of BB&T common stock. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/ prospectus.

•	To approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the above proposal.

•	To transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting.
      Additional information about the proposals set forth above may be found in the accompanying proxy statement/ prospectus. Please carefully review the accompanying proxy statement/ prospectus and merger agreement attached as Appendix A to the accompanying proxy statement/ prospectus.
      Holders of shares of Main Street common stock as of the close of business on [                    ], 2006, the record date, are entitled to notice of the meeting and to vote at the meeting or any adjournments or postponements of the meeting. If your shares are not registered in your own name, you will need additional documentation from the record holder in order to vote personally at the meeting.
      The Main Street Board of Directors has unanimously determined that the merger is advisable and in the best interests of Main Street and its shareholders, and has unanimously approved the merger agreement. Accordingly, on behalf of the Main Street Board of Directors, I urge you to vote “FOR” approval and adoption of the merger and the merger agreement.
      You are strongly urged to vote “FOR” the above proposals. All Main Street shareholders, whether or not they expect to attend the special meeting in person, are requested to complete, date, sign, and return the enclosed form of proxy in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the vote is taken by filing with Main Street’s Secretary an instrument of revocation or a duly executed form of proxy bearing a later date, or by voting in person at the special meeting or by oral revocation in person to any of the persons named on the enclosed proxy card at the special meeting. Attendance at the meeting, however, will not by itself revoke a proxy.

By Order of the Board of Directors

Samuel B. Hay III
Chief Executive Officer and President
Atlanta, Georgia
[                    ], 2006
      Regardless of the number of shares you hold, your vote is very important. Please complete, sign, date and promptly return the proxy card in the enclosed envelope so that your shares will be represented, whether or not you plan to attend the special meeting. Failure to secure a quorum on the date set for the special meeting will require an adjournment that will cause us to incur considerable additional expense.

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iii

SUMMARY
      This summary highlights selected information from this proxy statement/ prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See “Where You Can Find More Information” on page [     ] .
Holders of Main Street Common Stock Will Receive Shares of BB&T Common Stock in the Merger (see page [     ] ).
      Under the merger agreement, if the merger is completed, you will receive .6602 shares of BB&T common stock in exchange for each of your shares of Main Street common stock.
      No fractional shares of BB&T common stock will be issued in connection with the merger. Instead, cash will be paid for any fractional share of BB&T common stock to which you would otherwise be entitled.
      The table below shows the closing price of BB&T common stock, Main Street common stock and the equivalent price per share of Main Street common stock on December 14, 2005 (the last full NYSE and NASDAQ National Market (“NASDAQ”) trading day before public announcement of the merger) and on [                    ], 2006 (the last practicable trading date prior to the date of this proxy statement/ prospectus). The equivalent price per share of Main Street common stock is calculated by multiplying the BB&T per share closing price by the exchange ratio of ..6602, which is the number of shares of BB&T common stock that Main Street shareholders will receive in the merger for each share of Main Street common stock that they own.

	December 14, 2005	[ ], 2006

BB&T	$43.17
Main Street	$28.73
Equivalent Price Per Share of Main Street Common Stock	$28.50
      Because the .6602 exchange ratio is fixed, but the market price of BB&T will fluctuate prior to the merger, the equivalent price per share of Main Street common stock will also fluctuate prior to the merger, and you will not know the final equivalent price per share of Main Street common stock when you vote upon the merger.
      Set forth below is a table showing a range of prices for a share of BB&T common stock and the corresponding equivalent price per share of Main Street common stock that is to be converted into BB&T common stock in the merger. The table does not reflect the fact that cash will be paid instead of fractional shares.

Closing Price Per Share	Equivalent Price Per Share of
of BB&T Common Stock	Main Street Common Stock

$50.00	$33.01
49.00	32.35
48.00	31.69
47.00	31.03
46.00	30.37
45.00	29.71
44.00	29.05
43.00	28.39
42.00	27.73
41.00	27.07
40.00	26.41
39.00	25.75
38.00	25.09
37.00	24.43
36.00	23.77
35.00	23.11

      BB&T common stock is traded on the NYSE under the symbol “BBT.” Main Street common stock is traded on the NASDAQ under the symbol “MSBK.” We urge you to obtain information on the market value of BB&T and Main Street common stock that is more recent than that provided in this proxy statement/ prospectus. You should obtain current stock price quotations from a newspaper, the Internet or your broker. The merger agreement does not include a price based-termination right or other protection against declines in the market value of BB&T common stock.
      Each Main Street shareholder should complete, date and sign the enclosed proxy and return it promptly in the prepaid, pre-addressed envelope provided.
      Please do not send in your Main Street stock certificates at this time. You will receive instructions from BB&T shortly after the merger is completed telling you how to exchange your Main Street common stock certificates for merger consideration.
You Generally Will Not Be Subject to Federal Income Tax on Shares Received in the Merger (page [     ]).
      For federal income tax purposes, the merger will be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). As a result, except for cash paid instead of fractional shares, you generally will not recognize any taxable gain or loss on the conversion of your shares of Main Street common stock into shares of BB&T common stock in the merger. Tax matters are complicated, and the tax consequences of the merger may vary among shareholders. We urge you to contact your own tax advisor for assistance in understanding fully how the merger will affect you.
BB&T Expects to Continue to Pay Quarterly Dividends.
      BB&T currently pays regular quarterly cash dividends of $0.38 per share of its common stock, or $.25 per equivalent share of Main Street common stock, and, over the past five years, has had a dividend payout ratio typically in the range of 40% to 50% of earnings and a compound annualized dividend growth rate of 11.2%. BB&T has increased its quarterly cash dividend payments for 34 consecutive years. BB&T expects that it will continue to pay quarterly dividends consistent with this payout ratio, but may change that policy based on business conditions, BB&T’s financial condition, earnings, regulatory limitations or other factors.
Main Street’s Board of Directors Unanimously Recommends Shareholder Approval (page [     ]).
      The Main Street Board of Directors believes that the merger is in the best interests of Main Street shareholders and unanimously recommends that you vote “FOR” approval and adoption of the merger and the merger agreement.
Main Street’s Board of Directors Received a Fairness Opinion from Burke Capital Group, L.L.C. (page [     ]; Appendix B).
      Main Street’s financial advisor, Burke Capital Group, L.L.C. (“Burke Capital”), has given an opinion to the Main Street Board of Directors that, as of December 14, 2005 (the date the merger agreement was executed) and based on and subject to the considerations described in its opinion, the merger consideration was fair from a financial point of view to holders of shares of Main Street common stock. The full text of this opinion is attached as Appendix B to this proxy statement/ prospectus. We encourage you to read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Burke Capital in rendering its fairness opinion. The opinion of Burke Capital has not been updated prior to the date of this document and does not reflect any change in circumstances after December 14, 2005. Upon completion of the merger, Burke Capital will be entitled to a fee in the amount of 0.65% of the gross value of all securities delivered by BB&T to Main Street shareholders plus reimbursement of its reasonable expenses up to $30,000.

Main Street Shareholders Do Not Have Dissent and Appraisal Rights (page [     ]).
      Main Street shareholders do not have the right to dissent from the merger and demand an appraisal of the fair value of their shares in connection with the merger.
Main Street Shareholders Will Vote on the Merger at the Special Shareholders’ Meeting to be Held on [                    ], 2006 (page [     ]).
      Main Street will hold a special shareholders’ meeting at [                    ] [ ].m., Eastern time, on [                    ], 2006 at the [                    ] located at [                    ], Atlanta, Georgia. At the meeting, you will vote on the merger agreement, the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to approve the matters being voted upon at the meeting and any other business that properly arises.
The Companies (pages [          ]).
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101
(336) 733-2000
      BB&T is a financial holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its commercial bank subsidiaries, which have offices in North Carolina, South Carolina, Virginia, Maryland, Georgia, West Virginia, Tennessee, Kentucky, Alabama, Florida, Indiana and Washington, D.C. Substantially all of the loans by BB&T’s bank and nonbank subsidiaries are to businesses and individuals in these market areas. BB&T’s principal bank subsidiaries are Branch Banking and Trust Company (“Branch Bank”), Branch Banking and Trust Company of South Carolina, Branch Banking and Trust Company of Virginia, and BB&T Bankcard Corporation. BB&T’s principal assets are all of the issued and outstanding shares of common stock of its subsidiary banks and its nonbank subsidiaries. As of September 30, 2005, BB&T had consolidated total assets of $107.1 billion, consolidated net loans of $73.7 billion, consolidated deposits of $73.2 billion and consolidated shareholders’ equity of $11.2 billion.
Main Street Banks, Inc.
3500 Lenox Road
Atlanta, Georgia 30326
(770) 786-3441
      Main Street is a financial holding company operating in the Atlanta, Georgia and Athens, Georgia metropolitan areas. Main Street conducts its business operations primarily through its wholly-owned bank subsidiary, Main Street Bank. Main Street also engages in insurance agency services and payroll processing through its wholly-owned nonbank subsidiaries, Main Street Insurance Services, Inc. and MSB Payroll Solutions, L.L.C., respectively. Main Street provides a broad range of commercial banking, mortgage banking, investment brokerage services and insurance agency services to its retail and commercial customers. As of September 30, 2005, Main Street had consolidated total assets of $2.47 billion, consolidated net loans of $1.77 billion, consolidated deposits of $1.77 billion and consolidated shareholders’ equity of $292 million.
The Merger (page [     ]).
      If Main Street shareholders approve the merger agreement at the special meeting, subject to the receipt of necessary regulatory approvals, Main Street will merge into BB&T, with BB&T being the surviving corporation in the merger. Main Street’s banking and other subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. We currently expect to complete the merger in the second quarter of 2006.
      We have included the merger agreement as Appendix A to this proxy statement/ prospectus. We encourage you to read the merger agreement in full, as it is the legal document that governs the merger.

A Vote of a Majority of the Outstanding Shares of Main Street Common Stock Is Required to Approve the Merger (page [     ]).
      Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Main Street common stock entitled to vote. If you fail to vote or abstain, it will have the effect of a vote against the merger agreement. At the record date, the directors and executive officers of Main Street and their affiliates together owned approximately [          ]% of the Main Street common stock entitled to vote at the meeting. Main Street’s directors, acting as shareholders, have agreed to vote all shares over which such directors have voting control in favor of the merger and not to transfer any such shares prior to the effective time of the merger. Main Street expects that its directors and executive officers who are able to vote their shares in favor of the merger agreement will do so, although none of them has entered into any agreements obligating them to vote their shares in favor of the merger agreement. Robert R. Fowler III, Director, Chairman of the Executive Committee, and former Chairman of Main Street, intends to vote in favor of the merger all of the approximately 1,308,415 shares (6.1% of the total shares outstanding) of Main Street common stock that he owns personally or holds as a general partner, together with those shares that he holds as executor of, and as trustee of trusts established under, his late mother’s will. Mr. Fowler also is the trustee under several trusts established under his late father’s will that hold approximately 2,589,000 shares (12.0% of the total outstanding shares). The trusts under Mr. Fowler’s father’s will provide certain restrictions concerning the voting of shares held by these trusts, but Mr. Fowler is reviewing these trusts with a view to voting the shares held by these trusts in favor of the Merger, if possible.
      Brokers who hold shares of Main Street common stock as nominees will not have authority to vote those shares on the merger unless the beneficial owners of those shares provide voting instructions. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person. Shares that are not voted because you do not instruct your broker will have the effect of a vote against the merger and the merger agreement.
      The merger does not require the approval of BB&T’s shareholders.
The Record Date Has Been Set at [                    ], 2006; Main Street Shareholders Will Have One Vote per Share of Main Street Common Stock (page [     ]).
      If you owned shares of Main Street common stock at the close of business on [                    ], 2006, which is the record date, you are entitled to vote on the merger agreement, the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to approve the matters being voted upon at the meeting and any other matters that properly may be considered at the meeting.
      On the record date, there were [                    ] shares of Main Street common stock outstanding. At the meeting, you will have one vote for each share of Main Street common stock that you owned on the record date.
Certain Interests of Main Street Directors and Executive Officers in the Merger that Differ From Your Interests (page [     ]).
      Some of Main Street’s directors and executive officers have interests in the merger that differ from, or are in addition to, their interests as Main Street shareholders. In the case of some executive officers and directors of Main Street, these interests exist because of rights under existing employment agreements with, and benefit and compensation plans of, Main Street, as well as under employment agreements or consulting agreements that Samuel B. Hay III, Chief Executive Officer and President of Main Street, Edward C. Milligan, Chairman of Main Street, and Robert R. Fowler, Director, Chairman of the Executive Committee, and former Chairman of Main Street, have entered into with Branch Bank, a wholly owned subsidiary of BB&T, that will become effective upon completion of the merger. The employment and/or consulting agreements between Messrs. Hay, Milligan, and Fowler and Branch Bank were a condition of BB&T’s entering into the merger agreement. In addition, stock options and shares of restricted stock awarded under Main Street’s stock option plans provide for accelerated vesting upon the completion of the merger.

      Existing Employment Agreements with Main Street. Messrs. Hay, Milligan, and Fowler’s existing employment agreements with Main Street will be terminated upon completion of the merger. The termination of each employment agreement will obligate Main Street to make certain payments to each executive and will cause each executive’s outstanding stock options and other incentive awards to immediately vest and any restrictions on awards of restricted stock to lapse. Messrs. Hay, Milligan, and Fowler have agreed to amend their existing employment agreements with Main Street prior to the closing of the merger to reduce the amounts of these payments by an aggregate amount of $1 million in order to fund Main Street’s share of an Employee Assistance Program. See “Employee Assistance Program” on page [     ]. Upon completion of the merger, under the terms of their respective employment agreements, as amended, Messrs. Hay, Milligan and Fowler will receive lump sum payments in the amounts of $1,480,187, $1,745,409 and $150,881, respectively.
      Upon completion of the merger, David W. Brooks, Executive Vice President and Chief Financial Officer of Main Street, and Gary Austin, Executive Vice President, Risk Manager and Corporate Secretary of Main Street, will have the right to terminate their existing employment agreements with Main Street for “good reason” which generally is defined in each of their respective employment agreements to mean an adverse change in position or responsibility, a reduction in base salary, elimination of any material employee benefits, relocation outside of the Atlanta, Georgia metropolitan area or material breach of the employment agreement by Main Street. If Messrs. Brooks and Austin terminate their employment agreements for good reason, Main Street expects that each of Messrs. Brooks and Austin will receive a termination payment of $1,147,163 and $500,000, respectively.
      Claims Agreements with Main Street. Main Street entered into Claims Agreements that modify its existing employment agreements with Max S. Crowe, Executive Vice President and Chief Banking Officer, John T. Monroe, Executive Vice President and Chief Credit Officer, and Richard A. Blair, Executive Vice President, Administration and Operations. The Claims Agreements clarify and reduce the consideration payable to each officer in the event of a change of control under their existing employment agreements, and provide waivers and releases of claims to additional or different consideration from that provided in the Claims Agreements. Under the Claims Agreements, upon completion of the merger, Messrs. Crowe, Monroe, and Blair are entitled to lump sum payments of $1,257,702, $623,630 and $502,192, respectively.
      Employment and Consulting Agreements with Branch Bank. Main Street’s President and Chief Executive Officer, Samuel B. Hay III, has entered into an employment agreement with Branch Bank. The employment agreement provides that Mr. Hay will serve as an Executive Vice President of Branch Bank for a term lasting up to five years following the completion of the merger. However, on the six-month anniversary of the completion of the merger, Mr. Hay may elect to relinquish his position as an employee and become an independent contractor to Branch Bank. Whether Mr. Hay remains an employee of Branch Bank or elects to become an independent contractor, the maximum term of the employment agreement will be five years, unless the parties agree in writing to extend the term of the agreement.
      For his services as an Executive Vice President, Mr. Hay will receive a minimum annual base salary of $315,000. In addition, while Mr. Hay is employed by Branch Bank, he will be eligible to receive incentive compensation (such as stock options, restricted stock and other equity awards) and employee retirement benefits on the same terms as similarly situated officers of Branch Bank.
      If Mr. Hay elects to become an independent contractor to Branch Bank, he will be paid $300,000 annually in exchange for providing consulting services and as consideration for noncompetition and other covenants contained in the employment agreement. As an independent contractor, Mr. Hay will not be eligible to participate in any of Branch Bank’s employee benefit plans, except for elective coverage under group health plan benefits.
      Branch Bank and Mr. Hay each will have certain rights to terminate the employment agreement and Mr. Hay may be entitled to certain payments following termination. For a complete discussion please see page [          ].
      Each of Edward C. Milligan, Chairman of Main Street, and Robert R. Fowler, Director, Chairman of the Executive Committee, and former Chairman of Main Street, has entered into a consulting agreement with

Branch Bank. The term of each consulting agreement commences on the completion of the merger and lasts for three years, unless the agreement is earlier terminated in accordance with its terms. Under each respective agreement, Mr. Milligan will be paid a total of $900,000 and Mr. Fowler will be paid a total of $875,565 in thirty-six (36) equal monthly installments in exchange for providing consulting services and in consideration of noncompetition, nonsolicitation, confidentiality and other covenants contained in each respective consulting agreement.
      BB&T also will cause Branch Bank to offer to enter into a three-year employment/consulting agreement with Max S. Crowe, Executive Vice President and Chief Banking Officer of Main Street.
      In addition, BB&T will cause Branch Bank to offer at-will employment to David W. Brooks, Executive Vice President and Chief Financial Officer of Main Street, John T. Monroe, Executive Vice President and Chief Credit Officer of Main Street, Gary S. Austin, Executive Vice President, Risk Management of Main Street, and Richard A. Blair, Executive Vice President, Administration and Operations of Main Street.
      Board of Directors of Branch Bank. Following completion of the merger, BB&T will cause the Branch Bank Board of Directors to elect Robert R. Fowler to serve on the Branch Bank Board of Directors until the next Branch Bank annual meeting of shareholders. Members of the Branch Bank Board of Directors who are not employees of, or under contract with, BB&T or an affiliate are entitled to receive fees for services as a director in accordance with the policies of BB&T as in effect from time to time. During calendar year 2005, with the exception of a few directors, members of the Branch Bank Board of Directors received an annual retainer fee equal to $5,000 and attendance fees equal to $1,000 for each board or committee meeting that the board member attended. So long as Mr. Fowler’s consulting agreement remains in effect he will not be eligible to receive these board fees.
      Advisory Board. Following completion of the merger, BB&T will cause the election of Edward C. Milligan to the BB&T Georgia State Board and other members of the Main Street Board of Directors will be offered positions on the BB&T advisory board serving the region formerly served by Main Street for such period of time as determined by BB&T. BB&T will pay compensation to such directors for their service on such BB&T local advisory boards for a period of two years after completion of the merger in the form of an annual retainer equal to the amount of fees each director received for serving on the Main Street Board of Directors in 2005. Five of these directors will be entitled to receive an annual retainer in the amount of $27,400. One of these directors will be entitled to receive an annual retainer in the amount of $33,400, which reflects his prior service and compensation as Chairman of Main Street’s Audit Committee. After the expiration of such two-year period, if a director continues to serve on the local advisory board, BB&T will pay compensation to such director for his or her service on the BB&T local advisory board consistent with BB&T’s fee policies for advisory board members.
      The Main Street Board of Directors was aware of these and other interests and considered them when it approved and adopted the merger agreement. The material terms and financial provisions of these arrangements are described under the heading “Certain Interests of Main Street’s Directors and Officers in the Merger” on page [     ].
BB&T Will Assume Main Street Stock Options (page [     ]).
      When the merger is completed, outstanding options to purchase Main Street common stock with respect to Main Street common stock granted to Main Street employees and directors under Main Street’s equity-based plans will be assumed by BB&T and become options in respect of BB&T common stock (or substitute options to acquire BB&T common stock will be granted). At its election, BB&T may substitute, as of the effective time of the merger, options under the BB&T Corporation 2004 Stock Incentive Plan or any other duly adopted comparable plan for all or a part of the Main Street stock options, subject to certain conditions provided for in the merger agreement. The number of shares subject to these options (and the exercise price thereof), will be adjusted to reflect the exchange ratio. Most stock options awarded to Main Street employees and directors provide for accelerated vesting upon a transaction such as the merger.

Regulatory Approvals We Must Obtain for the Merger to Occur (page [     ]).
      The merger is subject to the approval of, or notice to, certain regulatory authorities, including the Board of Governors of the Federal Reserve (“Federal Reserve”), the Virginia Bureau of Financial Institutions and the Georgia Department of Banking and Finance. Although BB&T does not know of any reason why it would not obtain all regulatory approvals from these regulators in a timely manner, BB&T cannot be certain when such approvals will be obtained or if they will be obtained.
There Are Other Conditions That Must Be Satisfied or Waived Before BB&T and Main Street Are Able To Complete the Merger (page [     ]).
      A number of other conditions must be met for us to complete the merger, including:

•	approval of the merger agreement by the holders of a majority of Main Street’s outstanding common stock;

•	the continuing accuracy of the parties’ representations in the merger agreement;

•	compliance, in all material respects, by each party with its obligations and covenants under the merger agreement;

•	the continuing effectiveness of the registration statement filed with the Securities and Exchange Commission covering the shares of BB&T common stock to be issued in the merger;

•	the approval for listing on the NYSE of the shares of BB&T common stock issuable pursuant to the merger agreement; and

•	the absence of any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits completion of the transactions contemplated by the merger agreement.
Termination of the Merger Agreement (pages [          ]).
      We can mutually agree at any time to terminate the merger agreement without completing the merger. Either company also can unilaterally terminate the merger agreement if:

•	the merger is not completed by July 1, 2006;

•	the shareholders of Main Street do not approve the merger;

•	any condition that must be satisfied to complete the merger cannot be satisfied or fulfilled;

•	the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement and the violation is not cured in a timely fashion; or

•	any of the required regulatory approvals are denied, and the time period for appeals and requests for reconsideration have expired.
      Generally, the company seeking to terminate cannot itself be in violation of the merger agreement in a way that would allow the other party to terminate.
      BB&T may also terminate the merger agreement if, prior to the completion of the merger, the Main Street Board of Directors:

•	withdraws its recommendation or refuses to recommend, without any adverse conditions or qualifications, to the shareholders of Main Street that they approve the merger agreement; or

•	recommends the approval of a competing acquisition proposal for Main Street.
BB&T and Main Street May Amend the Merger Agreement (page [     ]).
      BB&T and Main Street can agree to amend the merger agreement in any way, except that after the shareholders’ meeting we cannot amend the agreement to decrease or adversely affect the consideration that you will receive in the merger. Either company can waive any of the requirements of the other company contained in the merger agreement, except that neither company can waive any required regulatory approval.
In Some Circumstances Main Street May Be Required to Pay BB&T a Termination Fee (page [     ]).
      Under the limited circumstances described below, Main Street will be required to pay to BB&T a termination fee of $20 million.
      The termination fee would be payable if the merger agreement is terminated for one of the following reasons:

•	BB&T terminates because Main Street is in material breach of the merger agreement and such breach is not cured or cannot be cured;

•	BB&T terminates because prior to the Main Street shareholders’ meeting, the Main Street Board of Directors withdrew or disclosed its intention to withdraw or materially and adversely modify its recommendation, or refused to recommend, without any adverse conditions or qualifications, to the Main Street shareholders that they vote to approve the merger, or recommended to Main Street shareholders that they approve an acquisition of Main Street by a third party; or

•	Either Main Street or BB&T terminates because the Main Street shareholders did not vote to approve the merger agreement.
      AND

•	Prior to such termination an acquisition proposal by a third party with respect to Main Street has been commenced, publicly proposed or publicly disclosed.
      AND

•	Within 12 months of termination of the merger agreement, Main Street completes or enters into a definitive agreement with another party with respect to the acquisition of Main Street.
The termination fee also would be payable by Main Street to BB&T if:

•	after receiving an acquisition proposal from a third party, the Main Street Board does not take action to convene the Main Street shareholders’ meeting and/or recommend that Main Street shareholders adopt the merger agreement;
      AND

•	within 12 months of termination of the merger agreement, Main Street completes or enters into a definitive agreement with another party with respect to the acquisition of Main Street, except that BB&T would not be entitled to a termination fee under this scenario if the merger agreement is terminated by mutual consent of BB&T and Main Street or because any governmental approval required to complete the merger is denied by final, nonappealable action of a governmental authority.
      The termination fee, which was a condition of BB&T’s willingness to enter into the merger agreement, limits the ability of Main Street to pursue competing acquisition proposals and discourages other companies from offering to acquire Main Street.
BB&T to Use Purchase Accounting Treatment (page [     ]).
      BB&T will account for the merger using the purchase method of accounting. Under the purchase method, BB&T will record, at fair value, the acquired assets and assumed liabilities of Main Street. To the extent the total purchase price exceeds the fair value of tangible and identifiable intangible assets acquired over the liabilities assumed, BB&T will record goodwill. Based on a closing price of $[          ] of BB&T common stock on the NYSE on [          ], 2006, management of BB&T estimates that the total merger consideration (including issuance of common stock and assumption of options on common stock) if the closing occurred on such date would be approximately $[          ] million (based on the number of fully diluted

shares of Main Street outstanding on that date). Utilizing information as of September 30, 2005 estimated goodwill and other intangibles are currently expected to total approximately $336.0 million. BB&T will include in its consolidated results of operations the results of Main Street’s operations after the merger is completed. Due to the fact that the proposed transaction is not material to BB&T, no pro forma financial information is included in this proxy statement/ prospectus, except to the extent included under “Comparative Per Share Data” on page [     ] of this proxy statement/ prospectus.
Share Price Information.
      BB&T common stock is traded on the NYSE under the symbol “BBT.” On December 14, 2005, the last full NYSE trading day before public announcement of the merger, BB&T common stock closed at $43.17. On [                    ], 2006, BB&T common stock closed at the end of regular trading at [$          ]. The market price of BB&T will fluctuate prior to the merger. You should obtain current stock price quotations from a newspaper, the Internet or your broker.
      Main Street’s common stock is publicly traded on the NASDAQ under the symbol “MSBK.” On December 14, 2005, the last full NASDAQ trading day before public announcement of the merger, Main Street common stock closed at $28.73. On [                    ,      ], 2006, Main Street common stock closed at [$          ].
There are Differences Between the Rights of BB&T’s and Main Street’s Shareholders (page [     ]).
      The rights of Main Street shareholders are currently governed by Main Street’s Articles of Incorporation, Bylaws and the Georgia Business Corporation Code. Following the merger, Main Street shareholders will become BB&T shareholders, and their rights will be governed by BB&T’s Articles of Incorporation, Bylaws and the North Carolina Business Corporation Act. There are differences between the rights of BB&T shareholders and the rights of Main Street shareholders. A discussion of the rights of BB&T and Main Street shareholders is set forth in “Comparison of the Rights of BB&T Shareholders and Main Street Shareholders” on page [     ].
BB&T Common Stock Issued in the Merger will be Listed on the NYSE.
      BB&T will list the shares of its common stock to be issued in the merger on the NYSE.
What You Need to Do Now.
      After you have carefully read this document, please vote your shares of Main Street common stock by completing, signing, dating and mailing the enclosed proxy form in the return envelope provided as soon as possible so that your shares will be represented at the special meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals. If you do not vote or you abstain, it will have the effect of a vote against the merger proposal.
      After the merger, you will have to surrender your Main Street common stock certificates in order to receive new certificates representing the number of shares of common stock of BB&T or any cash you are entitled to receive in the merger. Please do not send certificates until after receipt of written instructions from BB&T following completion of the merger.

Comparative Market Prices and Dividends.
      BB&T common stock is listed on the NYSE under the symbol “BBT,” and Main Street common stock is listed on the NASDAQ under the symbol “MSBK.” The table below shows the high and low sales prices of BB&T common stock and Main Street common stock and cash dividends paid per share for the last two fiscal years plus the interim period for the first quarter of 2006. The merger agreement restricts Main Street’s ability to increase dividends; however, Main Street was permitted to pay and has paid a quarterly dividend in the first quarter 2006 up to $0.16775 per share of Main Street common stock, which is an increase from the immediately preceding dividend paid in 2005.

	BB&T			Main Street

	High	Low	Cash Dividend	High	Low	Cash Dividend

Quarter Ended
March 31, 2006 (through , 2006)			$0.38			$0.165
Quarter Ended
March 31, 2005	$42.24	$37.68	$0.35	$35.34	$26.35	$0.1525
June 30, 2005	40.95	37.04	0.35	26.46	22.58	0.1525
September 30, 2005	43.00	38.56	0.38	28.48	25.27	0.1525
December 31, 2005	43.92	37.39	0.38	29.01	25.00	0.1525

For year 2005	$43.92	$37.04	$1.46	$35.34	$22.58	$0.61
Quarter Ended
March 31, 2004	$38.80	$34.48	$0.32	$27.50	$24.90	$0.135
June 30, 2004	37.91	33.02	0.32	28.82	25.62	0.135
September 30, 2004	40.46	36.38	0.35	30.60	26.46	0.135
December 31, 2004	43.25	38.67	0.35	34.93	28.55	0.135

For year 2004	$43.25	$33.02	$1.34	$34.93	$24.90	$0.54
      The table below shows the closing price of BB&T common stock and Main Street common stock on December 14, 2005, the last full NYSE and NASDAQ trading day before public announcement of the proposed merger.

BB&T historical	$43.17
Main Street historical	$28.73
Main Street pro forma equivalent(1)	$28.50

(1)	Reflects the pro-forma equivalent closing price of the BB&T common stock that would be received by Main Street shareholders in the merger based on an exchange ratio of .6602 shares of BB&T common stock for each share of Main Street common stock.
Selected Consolidated Financial Data.
      We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from BB&T’s and Main Street’s audited financial statements for 2000 through 2004, and unaudited financial statements for the nine months ended September 30, 2005 and 2004. This information is only a summary, and you should read it in conjunction with our historical financial statements and the related notes contained in the annual and quarterly reports and other documents that we have filed with the Securities and Exchange Commission and incorporated by reference into this proxy statement/ prospectus. See “Where You Can Find More Information” on page [     ]. You should not rely on the historical information as being indicative of results expected for any future interim period.

BB&T — Historical Financial Information
(Dollars in thousands, except for per share amounts)

	As of and For the Nine
	Months Ended September 30		As of and For the Year Ended December 31

	2005	2004	2004	2003	2002	2001	2000

Net interest income	$2,625,140	$2,502,182	$3,348,223	$3,082,005	$2,747,460	$2,433,679	$2,314,497
Net income	1,224,195	1,141,491	1,558,375	1,064,903	1,303,009	973,638	698,488
Basic earnings per share	2.23	2.07	2.82	2.09	2.75	2.15	1.55
Diluted earnings per share	2.22	2.05	2.80	2.07	2.72	2.12	1.53
Cash dividends per share	1.08	0.99	1.34	1.22	1.10	0.98	0.86
Book value per share	20.43	19.54	19.76	18.33	15.70	13.50	11.96
Total assets	107,080,153	97,880,397	100,508,641	90,466,613	80,216,816	70,869,945	66,552,823
Long-term debt	$12,376,759	$11,145,504	$11,419,624	$10,807,700	$13,587,841	$11,721,076	$8,646,018
Main Street — Historical Financial Information
(Dollars in thousands, except for per share amounts)

	As of and For the Nine
	Months Ended
	September 30		As of and For the Year Ended December 31

	2005	2004	2004	2003	2002	2001	2000

Net interest income	$67,330	$60,979	$82,409	$71,370	$54,298	$49,530	$48,236
Net income	22,527	23,252	30,950	26,699	20,471	14,347	13,925
Basic earnings per share	1.05	1.20	1.59	1.49	1.30	0.92	0.90
Diluted earnings per share	1.03	1.16	1.54	1.44	1.26	0.89	0.88
Cash dividends per share	0.4575	0.4050	0.54	0.48	0.42	0.36	0.24
Book value per share	13.60	11.77	13.10	10.50	8.11	6.70	6.04
Total assets	2,473,567	2,258,393	2,326,442	1,971,765	1,381,990	1,110,168	1,070,575
Long-term debt	$249,716	$277,751	$252,617	$191,605	$55,155	$75,121	$52,128
Comparative Per Share Data.
      We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. You should read this information in conjunction with the historical financial statements (and related notes) contained in the annual and quarterly reports and other documents we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information” on page [     ].
      The pro forma combined information gives effect to the merger accounted for as a purchase. The pro forma calculations reflect that all Main Street shareholders will receive per share stock consideration of .6602 shares of BB&T common stock for each outstanding share of Main Street common stock (an aggregate of [          ] million shares of BB&T common stock). We assume that the merger occurred as of the beginning of the fiscal periods presented (or in the case of shareholders’ equity, as of the date specified). You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger, nor should you rely on the nine-month information as being indicative of results expected for the entire year or for any future interim period.

	At or For the Nine
	Months Ended	At or for the year ended
	September 30, 2005	December 31, 2004

Earnings per common share:
Basic:
BB&T historical	$2.23	$2.82
Main Street historical	1.05	1.59
Pro Forma combined	2.23	2.83
Main Street pro forma equivalent of one Main Street common share	1.47	1.87
Diluted:
BB&T historical	2.22	2.80
Main Street historical	1.03	1.54
Pro Forma combined	2.21	2.81
Main Street pro forma equivalent of one Main Street common share	1.46	1.85
Cash dividends paid per common share (note 1):
BB&T historical	1.08	1.34
Main Street historical	.4575	.5400
Pro Forma combined	1.08	1.34
Main Street pro forma equivalent of one Main Street common share	.7130	.8847
Shareholders’ equity per common share:
BB&T historical	20.43	19.76
Main Street historical	13.60	13.10
Pro Forma combined	21.02	20.34
Main Street pro forma equivalent of one Main Street common share	13.88	13.43

Note 1: The pro forma combined information incorporates historical dividends of BB&T because BB&T currently has no intention of changing its dividend policy as a result of the merger. The merger agreement permits Main Street to pay quarterly cash dividends in an amount not to exceed the per share amount declared and paid in accordance with past practices, provided that Main Street may pay a quarterly dividend in the first quarter 2006 up to $0.16775 per share of Main Street common stock, which is an increase from the immediately preceding dividend paid in 2005.
Recent Developments.

Pending Acquisition
      On January 12, 2006, BB&T Corporation announced that it would acquire privately held First Citizens Bancorp in a $142.6 million transaction that would strengthen BB&T’s presence in east Tennessee, including the fast growing Interstate 75 corridor between Knoxville and Chattanooga. With $686 million in assets as of September 30, 2005, Cleveland-based First Citizens Bancorp is the fourth largest bank in east Tennessee. First Citizens shareholders can elect to receive either 1.30 shares of BB&T common stock for each of their shares or a cash option. The cash amount would be BB&T’s average share price for a five-day period prior to closing multiplied by 1.30 (limited to 25 percent of First Citizens shares outstanding at closing).

Fourth Quarter Earnings
      On January 19, 2006, BB&T reported unaudited earnings for the fourth quarter and full year of 2005. Net income for the fourth quarter of 2005 totaled $429.6 million, an increase of 3.0% compared to $416.9 million earned in the fourth quarter of 2004. On a diluted per share basis, net income for the fourth quarter of 2005 was $.78, an increase of 4.0% compared to $.75 earned in the fourth quarter of 2004. For the twelve months ended December 31, 2005, net income was $1.65 billion, an increase of 6.1% compared to $1.56 billion earned for 2004. On a diluted per share basis, net income was $3.00 for 2005, an increase of 7.1% compared to $2.80 earned for 2004. For the fourth quarter of 2005, the annualized return on average assets and average shareholders’ equity were 1.58% and 15.32%, respectively, compared to 1.68% and 15.21% for the fourth quarter of 2004. For the twelve months ended December 31, 2005, the returns on average assets and average shareholders’ equity were 1.58% and 14.95%, respectively, compared to 1.62% and 14.71% for 2004. BB&T’s complete earnings announcement is included in the Form 8-K filed by BB&T on January 19, 2006. As of December 31, 2005, BB&T had consolidated total assets of $109.2 billion, consolidated net loans of $75.0 billion, consolidated deposits of $74.3 billion and consolidated shareholders’ equity of $11.1 billion. See “— Where You Can Find More Information” on page [     ].
      On January 17, 2006, Main Street reported unaudited earnings for the fourth quarter and full year of 2005. Net income for the fourth quarter of 2005 totaled $6.9 million, compared to $7.7 million earned in the fourth quarter of 2004. On a diluted per share basis, net income for the fourth quarter of 2005 was $0.32 compared to $0.38 earned in the fourth quarter of 2004. For the twelve months ended December 31, 2005, net income was $29.4 million compared to $31.0 million earned in 2004. On a diluted per share basis, net income was $1.35 for 2005 compared to $1.54 for 2004. For the fourth quarter of 2005, the annualized return on average assets and average shareholders’ equity were 1.14% and 9.34%, respectively, compared to 1.36% and 13.12% for the fourth quarter of 2004. For the twelve months ended December 31, 2005, the returns on average assets and average shareholders’ equity were 1.24% and 10.23% respectively, compared to 1.45% and 14.15% for 2004. Main Street’s complete earnings announcement is included in the Form 8-K filed by Main Street on January 17, 2006. See “Where You Can Find More Information” on page [     ]. As of December 31, 2005, Main Street had consolidated total assets of $2.35 billion, consolidated net loans of $1.78 billion, consolidated deposits of $1.73 billion and consolidated shareholders’ equity of $295 million.

A WARNING ABOUT FORWARD-LOOKING INFORMATION
      BB&T and Main Street have each made forward-looking statements in this document and in other documents to which this document refers that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the managements of BB&T and Main Street and on information currently available to them or, in the case of information that appears under the heading “The Merger — Background of and Reasons for the Merger” on page [     ], information that was available to the managements of BB&T and Main Street as of the date of the merger agreement, and should be read in conjunction with the notices about forward-looking statements made by BB&T and Main Street in their reports filed under the Securities Exchange Act of 1934, as amended. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or Main Street set forth under “Summary” and “The Merger — Background of and Reasons for the Merger” and statements preceded by, followed by or that include the words “believes,” “expects,” “assumes,” “indicates,” “anticipates,” “intends,” “plans,” “projects,” “estimates” or other similar expressions. See “Where You Can Find More Information” on page [     ].
      BB&T and Main Street have made statements in this document and in other documents to which this document refers regarding estimated earnings per share of BB&T on a stand-alone basis, expected cost savings from the merger, estimated merger or restructuring charges, estimated increases in Main Street’s fee income ratio and net interest margin, the anticipated accretive effect of the merger and BB&T’s anticipated performance in future periods. With respect to estimated cost savings and merger or restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and Main Street, the amount of general and administrative expense consolidation, costs relating to converting Main Street’s bank operations and data processing to BB&T’s systems, the size of anticipated reductions in fixed labor costs, the amount of severance expense, the extent of the charges that may be necessary to align the companies’ respective accounting policies and the costs related to the merger. The realization of cost savings and the amount of merger or restructuring charges are subject to the risk that the foregoing assumptions are inaccurate and actual results may be materially different from those expressed or implied by the forward-looking statements. Any statements in this document about the anticipated accretive effect of the merger and BB&T’s anticipated performance in future periods are subject to risks relating to, among other things, the following possibilities:

•	expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time frame;

•	deposit attrition, customer loss or revenue loss following proposed mergers may be greater than expected;

•	competitive pressure among depository and other financial institutions, especially those targeted at Main Street’s customers, may increase significantly;

•	costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including Main Street, may be greater than expected;

•	changes in the interest rate environment may reduce margins;

•	general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and Main Street are engaged;

•	adverse changes may occur in the securities markets; and

•	competitors of BB&T and Main Street may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T and Main Street.

      Management of each of BB&T and Main Street believes the forward-looking statements about its company in this document are reasonable; however, shareholders of Main Street should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stock valuations of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T’s and Main Street’s ability to control or predict.
      All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to BB&T or Main Street or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither BB&T nor Main Street undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
SPECIAL SHAREHOLDERS’ MEETING
General
      This proxy statement/ prospectus is being furnished to you in connection with the solicitation of proxies by the Main Street Board of Directors from holders of Main Street common stock, for use at the special meeting of shareholders to be held at the [                    ] on [                    ], 2006 at [       ].m., Eastern time, and at any adjournments or postponements of the special meeting. At the special meeting of shareholders, holders of Main Street common stock will be asked to vote upon the following proposals:

•	approval and adoption of the Agreement and Plan of Merger, dated December 14, 2005 between BB&T and Main Street pursuant to which Main Street would merge with and into BB&T. In this proxy statement/ prospectus, we refer to the Agreement and Plan of Merger as the “merger agreement.” A copy of the merger agreement is attached hereto as Appendix A;

•	approval of the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the above proposal; and

•	such other matters as may properly come before the special meeting.
      Proxies may be voted on other matters that may properly come before the special meeting, if any, at the discretion of the proxy holders. The Main Street Board of Directors knows of no such other matters except those incidental to the conduct of the special meeting.
Who Can Vote at the Special Meeting
      The Main Street Board of Directors has fixed the close of business ([     ] p.m., Eastern Standard Time) on [          ], 2006 as the record date for determining the holders of Main Street common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of Main Street common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting.
      On the record date, there were [                    ] shares of Main Street common stock issued and outstanding and entitled to vote at the special meeting, held by approximately [                    ] holders of record. Holders of record of Main Street common stock are entitled to one vote per share on any matter which may properly come before the special meeting. Votes may be cast at the special meeting in person or by proxy.
      The presence at the special meeting, either in person or by proxy, of the holders of a majority of the outstanding Main Street common stock entitled to vote, is necessary to constitute a quorum in order to transact business at the special meeting. However, in the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed in order to solicit additional proxies.

Attending the Special Meeting
      If you are a beneficial owner of Main Street common stock held by a broker, bank or other nominee (i.e., in “street name”), you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership.
Vote Required
      The presence, in person or by properly executed proxy, of a majority of the Main Street common stock entitled to vote is necessary to constitute a quorum at the special meeting. All votes “for” or “against,” as well as all abstentions, will be counted for the purpose of determining whether a quorum is present. Brokers who hold shares of Main Street common stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners of those shares. Any shares which are not voted because the nominee-broker lacks such discretionary authority (“broker non-votes”) will nevertheless be counted for the purpose of determining whether a quorum is present.
      Approval and adoption of the merger agreement will require the affirmative vote of holders of a majority of the shares of Main Street common stock entitled to vote on the record date. In determining whether the proposal to approve and adopt the merger agreement has received the requisite number of affirmative votes, broker non-votes and abstentions will have the same effect as a vote against the proposal.
      Approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, and action on any other matter that is properly presented at the special meeting for consideration of the shareholders require the affirmative vote of a majority of the votes cast at the special meeting. Because the required vote is based on the affirmative vote of a majority of the votes cast, failures to vote, abstentions and broker non-votes will not be treated as votes cast and, therefore, will have no effect on either the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, or any other matter that is properly presented. The Main Street Board of Directors is not aware of any other business to be presented at the special meeting other than as described above and other than matters incidental to the conduct of the special meeting.
      As noted above, failures to vote, abstentions and broker non-votes will have the same effect as votes against the merger agreement. Accordingly, the Main Street Board of Directors urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope or to otherwise vote your shares in another approved manner.
      You should not return your stock certificates with your proxy cards. The procedure for surrendering your stock certificates is described under “The Merger — Exchange of Main Street Stock Certificates” on page [     ].
      As of the record date, Main Street’s directors and executive officers and their affiliates may be deemed to be the beneficial owners of approximately [          ]% of the outstanding shares of Main Street common stock (not including shares that may be acquired upon the exercise of stock options). As of the record date, the directors and officers of BB&T, their affiliates, BB&T and its subsidiaries owned less than 1% of the outstanding shares of Main Street common stock. Main Street expects that its directors and executive officers who are able to vote their shares in favor of the merger agreement will do so, although none of them has entered into any agreements obligating them to vote their shares in favor of the merger agreement. Robert R. Fowler III, Director, Chairman of the Executive Committee, and former Chairman of Main Street, intends to vote in favor of the merger all of the approximately 1,308,415 shares (6.1% of the total shares outstanding) of Main Street common stock that he owns personally or holds as a general partner, together with those shares that he holds as executor of, and as trustee of trusts established under, his late mother’s will. Mr. Fowler also is the trustee under several trusts established under his late father’s will that hold approximately 2,589,000 shares (12.0% of the total outstanding shares). The trusts under Mr. Fowler’s father’s will provide certain restrictions concerning the voting of shares held by these trusts, but Mr. Fowler is reviewing these trusts with a view to voting the shares held by these trusts in favor of the merger, if possible.

How to Vote in Person
      If your shares are registered directly in your name, you are considered the shareholder of record, and you may vote in person at the special meeting. If you want to vote your shares of Main Street common stock held in street name in person at the special meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares. The grant of a proxy on the enclosed proxy card does not preclude a shareholder from voting in person.
How to Vote by Proxy
      Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the special meeting. If you are a shareholder of record, you may vote by any of the methods described below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those included on your proxy card. For shares of Main Street common stock held beneficially in street name, please review the voting instruction card provided by your bank or brokerage firm.
      Voting over the Internet. Shareholders of record of Main Street common stock with Internet access may submit proxies from any location in the world by following the “Vote by Internet” instructions on their proxy cards. Most of Main Street’s shareholders who hold shares beneficially in street name may be able to vote by accessing the website specified on the voting instruction cards provided by their bank or brokerage firm. Please check the voting instruction card for Internet voting availability.
      Voting by Telephone. Shareholders of record of Main Street common stock who live in the United States or Canada may submit proxies by following the “Vote by Phone” instructions on their proxy cards. Most of Main Street’s shareholders who hold shares beneficially in street name may be able to vote by phone by calling the number specified on the voting instruction cards provided by their bank or brokerage firm. Please check the voting instruction card for telephone voting availability.
      Voting by Mail. Shareholders of record of Main Street common stock may submit proxies by completing, signing and dating the enclosed proxy card and mailing them in the accompanying pre-addressed envelopes. Main Street’s shareholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instruction cards provided by their bank or brokerage firm and mailing them in the accompanying pre-addressed envelopes.
How Proxies Work
      Shares represented by properly submitted proxies received in time for the special meeting will be voted at the special meeting in the manner specified by such proxies unless the proxies are revoked as described below. If your proxy is properly executed but does not contain voting instructions, your proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.
      If other matters are properly presented before the special meeting, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matters. It is not expected that any matter other than as described in this proxy statement/ prospectus will be brought before the special meeting.
How to Revoke a Proxy
      You may revoke a proxy at any time prior to your proxy being voted at the special meeting by:

•	prior to the special meeting, delivering a written notice of revocation bearing a later date or time than the proxy to 3500 Lenox Road, Atlanta, Georgia 30326, Attention: Corporate Secretary;

•	prior to the special meeting, submitting another proxy by mail or by hand delivery that is later dated and that is properly signed, dated and completed; or

•	oral revocation at the special meeting in person to any of the persons named on the enclosed proxy card. Attendance at the special meeting will not by itself constitute revocation of a proxy; you must specifically revoke as described above.
      Any proxy submitted over the Internet or by telephone also may be revoked by submitting a new proxy over the Internet or by telephone.
Solicitation of Proxies
      BB&T and Main Street will each pay 50% of the cost of printing this proxy statement/ prospectus, and Main Street will pay all other costs of soliciting proxies from record and beneficial owners of Main Street common stock. Directors, officers and other employees of Main Street or its subsidiaries may solicit proxies personally, by telephone, by facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. Main Street has hired Georgeson Shareholder Services, a proxy solicitation firm, to assist in soliciting proxies for a fee of $8,500 plus $5.00 per call made or received by the firm and reimbursement of reasonable expenses. Main Street will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such brokerage firms and other custodians, nominees and fiduciaries, and Main Street will reimburse these record holders for their reasonable out-of-pocket expenses.
      If Main Street’s shareholders vote to adjourn the special meeting, if necessary, to solicit additional proxies, the special meeting may be adjourned without notice, other than by an announcement made at the special meeting. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Main Street shareholders who have already sent in their proxies to revoke them at any time prior to their use.
Recommendation of the Main Street Board of Directors
      The Main Street Board of Directors has unanimously approved the merger agreement and believes that the proposed transaction is fair to and in the best interests of Main Street and its shareholders. The Main Street Board of Directors unanimously recommends that Main Street’s shareholders vote “FOR” approval of the merger agreement. See “The Merger — Background of and Reasons for the Merger” on page [     ]. Members of Main Street’s Board of Directors will receive benefits from the merger that are in addition to those received by other Main Street shareholders. These benefits are described in the “Certain Interests of Main Street’s Directors and Officers in the Merger” section beginning on page [     ].

THE MERGER
      The following information describes the material aspects of the merger. This description does not purport to be complete, and is qualified in its entirety by reference to the appendices to this proxy statement/ prospectus, including the merger agreement, which is attached to this proxy statement/ prospectus as Appendix A and incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.
General
      The merger agreement provides for the merger of Main Street into BB&T, with BB&T being the surviving corporation in the merger. Main Street is a Georgia corporation which is governed by the Georgia Business Corporation Code (“GBCC”), Main Street’s Articles of Incorporation and Main Street’s Bylaws. BB&T is a North Carolina corporation which is governed by the North Carolina Business Corporation Act (“NCBCA”), BB&T’s Articles of Incorporation and BB&T’s Bylaws. On the effective date of the merger, each share of Main Street common stock then issued and outstanding will be converted into, and exchanged for, the right to receive .6602 shares of BB&T common stock. Shares held by Main Street or BB&T, other than shares held in a fiduciary capacity or as collateral for debts previously contracted, will not be converted to BB&T common stock.
Background of and Reasons for the Merger
      Main Street’s Board of Directors has periodically explored and assessed strategic options available to achieve Main Street’s ultimate goals of fully utilizing its capital, achieving a 15% return on equity, and maximizing shareholder value. These strategic discussions have included the possibility of accelerating branch openings, acquisitions of smaller institutions by Main Street, business combinations involving Main Street and other equally-sized financial institutions, and a possible sale of Main Street to a larger regional or national financial institution.
      In August 2005, the Main Street Board of Directors decided it was appropriate to engage an investment banking firm to advise it on its strategic alternatives. After considering several alternatives, the Main Street Board of Directors decided to engage Burke Capital as its financial advisor based on its extensive merger advisory experience and other significant qualifications. Burke Capital has a detailed knowledge of Main Street, is extremely familiar with the Atlanta banking market, and has significant knowledge of many potential partners for a merger or sale of Main Street. At this time, the Main Street Board of Directors also created a strategy committee composed of T. Ken Driskell, Robert R. Fowler III, Edward C. Milligan, and Samuel B. Hay III to evaluate the advice of Burke Capital and make recommendations to the full Main Street Board of Directors on strategic options.
      In the following weeks, Main Street provided Burke Capital with detailed reports regarding Main Street including: company history, markets, management, past and current financial performance, projected financial performance, business plan, asset quality, and branch locations. Mr. Hay and David W. Brooks II, Main Street’s Chief Financial Officer, regularly met with Burke Capital and helped compile a confidential information statement on Main Street to be used by Burke Capital in assessing strategic alternatives and to provide to potential partners who may have an interest in learning more about Main Street. Burke Capital also worked to develop a list of potential partners who may have an interest in acquiring Main Street and developed comparison analyses of each of these companies based on available financial performance as well as stock characteristics.
      In late September 2005, Burke Capital contacted sixteen bank holding companies about their potential interest in acquiring Main Street. Eight of these companies indicated an interest. Burke Capital entered into confidentiality agreements on behalf of Main Street with each of these companies and provided each with a confidential information statement. In late October 2005, several of these companies indicated an interest in conducting detailed due diligence, one of which was BB&T Corporation.

      In late October 2005, Burke Capital reviewed the preliminary indications of interest with the Board’s strategy committee. Burke Capital provided a comparison of the indications of interest, highlighting the differences in pricing and proposal terms, and of the business and financial performance of each company. Burke Capital also provided an analysis of the cost savings in each proposal as a means of gauging a transaction’s impact on Main Street employees. The strategy committee discussed its obligations to give due consideration to all relevant factors, including the short-term and long-term social and economic interests of Main Street’s employees, customers, shareholders, other constituents and the communities within which it operates. Additionally, Burke Capital assessed the indications of interest in relation to the future value of Main Street as an independent entity as well as other comparable precedent transactions. The strategy committee voted unanimously to allow the parties who had submitted indications of interest to conduct due diligence on Main Street and submit revised expressions of interest once the due diligence was completed. The strategy committee believed that this process was necessary in order for the Main Street Board of Directors to accurately and completely discharge their fiduciary duties.
      In early November 2005, the strategy committee updated the Main Street Board of Directors on the ongoing efforts of the strategy committee and Burke Capital. The Main Street Board of Directors reviewed materials provided by Burke Capital and consulted with its legal counsel regarding its fiduciary duties in considering a business combination transaction or sale of the business under Georgia law and Main Street’s Articles of Incorporation. The Main Street Board of Directors discussed the alternatives in detail and the likely impact a sale of Main Street would have on Main Street’s employees, customers, communities, and shareholders.
      By the middle of November 2005, the parties had completed due diligence on Main Street and had submitted revised indications of interest. The strategy committee at this point evaluated the best options for Main Street, including continuing as an independent entity, postponing the process until the first quarter of 2006, and continuing with due diligence investigations and entering merger negotiations. The strategy committee reviewed the alternatives in full and decided to present these alternatives to the Main Street Board of Directors.
      Beginning on November 28, 2005, the Main Street Board of Directors held a two-day meeting to consider the alternatives presented by the strategy committee, including an offer by BB&T. Burke Capital explained BB&T’s proposal in detail and gave an extensive analysis of BB&T, its business and prospects, as well as the terms of the proposal. After considering the alternatives and factors discussed below in “Main Street’s Reasons for the Merger,” the Main Street Board of Directors authorized Burke Capital and the management of Main Street to continue discussions with BB&T regarding a business combination involving BB&T and Main Street on the terms proposed by BB&T.
      In early December 2005, Mr. Hay and representatives of Burke Capital spoke with Mr. Burney Warren, Executive Vice President, Mergers & Acquisitions of BB&T, and other senior executives of BB&T. After discussing the terms of BB&T’s proposal, they determined to commence mutual due diligence investigations and negotiations regarding preparing definitive documentation for a potential merger. Over the next few weeks, senior management of BB&T and Burke Capital and senior management of Main Street conducted their respective due diligence investigations. Also during this time, Main Street management and Burke Capital held a series of discussions with BB&T management about the proposed combination, including further negotiations regarding the principal financial and business terms of the transaction, and Main Street consulted with its legal advisors concerning BB&T’s proposal, including the proposed terms of the merger, an employee assistance program, and the proposed employment arrangements with certain senior executive officers of Main Street. While these discussions proceeded, legal counsel to BB&T and Main Street began to draft definitive documentation with respect to the proposed merger.
      On December 14, 2005, the Main Street Board of Directors met with certain members of Main Street’s senior management and Main Street’s outside legal and financial advisors. The members of the strategy committee reviewed with the Main Street Board of Directors information regarding BB&T, Main Street, and the terms of the proposed transaction. Burke Capital reviewed with the Main Street Board of Directors additional information, including financial information regarding BB&T and Main Street and the transaction, as well as information regarding peer companies and comparable transactions. Burke Capital rendered to the Main Street Board of Directors its oral opinion (subsequently confirmed in writing) that, as of the date of its opinion and based upon and subject to the considerations described in its opinion and other matters as Burke Capital considered relevant, the proposed merger consideration was fair, from a financial point of view, to holders of Main Street common stock. Legal counsel to Main Street discussed with the Main Street Board of Directors the legal standards applicable to its decisions and actions with respect to the proposed transactions and reviewed the legal terms of the proposed merger and the related agreements. Following review and discussion among the members of the Main Street Board of Directors, the Main Street Board of Directors voted to approve the merger agreement with BB&T, subject to final determination of the exchange ratio within parameters established by the Main Street Board of Directors.
      The merger, the merger agreement and the transactions contemplated by that agreement were approved by the BB&T Board of Directors at a meeting held on December 14, 2005, subject to final determination of the exchange ratio within a range approved by the BB&T Board of Directors.
      Following the determination of the exchange ratio after the close of regular trading of the NYSE and the NASDAQ, Main Street and BB&T and their counsel finalized, executed, and delivered the definitive agreements for the transaction, including the merger agreement and the employment and consulting agreements with Messrs. Hay, Milligan, and Fowler, which were a condition of BB&T’s willingness to enter into the merger agreement.
      The transaction was announced on December 15, 2005 by a joint press release issued by BB&T and Main Street before the beginning of trading on the NYSE and the NASDAQ.

Main Street’s Reasons for the Merger
      In reaching its decision to approve the merger agreement and recommend the merger to its shareholders, the Main Street Board of Directors consulted with certain members of Main Street’s management as well as its legal and financial advisors, and considered a number of factors, including:

•	the merits of other strategic options available to Main Street, including continuing as an independent entity while making certain changes to its current strategic plans;

•	Burke Capital’s detailed analysis of similar transactions which demonstrated that the principal financial and business terms of the merger were comparable;

•	the opinion delivered to Main Street by Burke Capital, to the effect that, as of December 14, 2005, and based upon and subject to the considerations set forth in the opinion, the merger consideration specified in the merger agreement was fair from a financial point of view to the holders of shares of Main Street common stock;

•	that Main Street shareholders would receive, as BB&T shareholders, an earnings per share upgrade of approximately 38%, based on Main Street’s and BB&T’s respective stated earnings for the previous 12 months, and a dividend upgrade of approximately 65%, based on Main Street’s and BB&T’s respective dividend rates as of December 14, 2005;

•	the low probability of receiving more favorable merger offers from other financial institutions in the near future due to the thorough market-testing process that the Main Street Board of Directors had completed;

•	BB&T’s positive record in providing severance, training and job opportunities for employees displaced in previous acquisitions;

•	the compatibility of cultures, management, and similar business philosophies of Main Street and BB&T;

•	the employee benefits that current employees of Main Street would receive as employees of BB&T and BB&T’s willingness to give such employees credit for past service to Main Street and to include Main Street employees in the BB&T pension plan;

•	BB&T’s willingness to match up to $1 million of funds from Main Street to provide $2 million for an employee assistance program for Main Street employees adversely affected by the merger (Main Street’s share of the fund will come from Messrs. Hay, Milligan, and Fowler’s agreement to amend their existing employment agreements with Main Street to reduce the amounts due upon the termination of such employment agreements);

•	the potential benefits to customers due to BB&T’s sizeable share of the Atlanta market, extensive branch network, high level of expertise, broad line of products and services, and higher lending limits;

•	the benefits to the communities in which Main Street operates due to the expected effects on Main Street’s employees and customers;

•	the information regarding BB&T’s financial condition, operations, culture, and business philosophy learned in meetings between Mr. Hay and Burke Capital and the executive management of BB&T;

•	Main Street’s due diligence review of BB&T and its knowledge of BB&T, including BB&T’s track record of completing and integrating bank acquisitions;

•	the regulatory and other approvals required in connection with the merger and the likelihood that, once the definitive merger agreement had been entered into, the merger would be completed;

•	the expected treatment of the merger as a “reorganization” for United States federal income tax purposes which would generally allow Main Street shareholders receiving BB&T common stock in the merger to avoid recognizing gain or loss upon the conversion of shares of Main Street common stock into such shares of BB&T common stock;

•	the challenges of combining the businesses, assets and workforces of the two companies and BB&T’s past experience in this regard; and

•	the proposed employment arrangements with Messrs. Hay, Milligan, and Fowler, and the fact that some of Main Street’s directors and executive officers have other interests in the merger that are in addition to their interests as Main Street shareholders. See “Certain Interests of Main Street’s Directors and Officers in the Merger” beginning on page .
      The foregoing discussion of the factors considered by the Main Street Board of Directors is not intended to be exhaustive, but, rather, includes all material factors considered by the Main Street Board of Directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Main Street Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Main Street Board of Directors considered all of these factors as a whole, and overall considered them to be favorable to, and supportive of, its determination.
      For the reasons set forth above, the Main Street Board of Directors has unanimously approved and adopted the merger agreement as advisable and in the best interests of Main Street and its shareholders and unanimously recommends that the Main Street shareholders vote “FOR” the approval and adoption of the merger agreement.

BB&T’s Reasons for the Merger
      One of BB&T’s announced objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts in the $500 million to $15 billion asset size range. BB&T’s management believes that the acquisition of Main Street is consistent with this strategy, and will enable BB&T to accomplish its goal of expanding its presence in Georgia, increasing BB&T market share in the Atlanta metropolitan area and giving BB&T a strong presence in the Athens metropolitan area. The merger also provides BB&T with an opportunity to sell its array of banking and insurance products to Main Street’s client base.
      In evaluating the merger, BB&T analyzed the projected financial effects of the merger against established investment criteria which BB&T consistently applies, using the assumptions described below in “Assumptions Made By BB&T.” BB&T does not require that every individual investment criterion be met, and a failure to meet one of the criteria may be offset or compensated for by favorable results in evaluating other criteria. Overall, giving effect to the failure to meet certain individual criteria and the favorable results in evaluating other criteria, the BB&T Board of Directors determined that its established investment criteria were met. Below are BB&T’s eight investment criteria (listed in order of importance) and the projected results of the Main Street merger with respect to each as presented to BB&T:

•	Criterion: The transaction must be accretive to cash earnings per share by the second full year following the merger. BB&T’s analysis indicated that the merger would be accretive to cash earnings per share the second full year following the merger.

•	Criterion: The transaction must be accretive to earnings per share, as determined in accordance with generally accepted accounting principles, by the third full year following the merger. BB&T’s analysis indicated that the merger would be accretive in the second full year following the merger.

•	Criterion: The projected performance of Main Street must conform to BB&T’s internal rate of return criteria. BB&T’s current minimum internal rate of return for this type of investment is 15% or better. BB&T’s analysis indicated the projected internal rate of return of Main Street will be better than 15%.

•	Criterion: The transaction must be accretive to cash basis return on equity by the third full year following the merger. BB&T’s analysis indicated that the merger would be immediately accretive to cash basis return on equity.

•	Criterion: The transaction must be accretive to cash basis return on assets by the third full year following the merger. BB&T’s analysis indicated that the merger would be accretive to cash basis return on assets in the second full year following the merger.

•	Criterion: The transaction must be accretive to tangible book value by the fifth full year following the merger. BB&T’s analysis indicated that the merger would be accretive to tangible book value in the fifth full year following the merger.

•	Criterion: The combined leverage ratio following the merger must not be below 7%. BB&T’s analysis indicated that the combined leverage ratio will remain over 7%.

•	Criterion: The transaction must create accelerated dividend growth potential for current BB&T shareholders by the fifth full year following the merger. BB&T’s analysis indicated that the merger will create accelerated dividend growth in first full year following the merger.
      None of the above information has been updated since the date of the merger agreement. There can be no certainty that actual results will be consistent with the results described above. For more information concerning the factors that could affect actual results, see “A Warning About Forward-Looking Information” on page [     ].
      In reaching its determination that the merger agreement is fair to, and in the best interests of, BB&T and its shareholders, the BB&T Board of Directors considered the above factors, as well as the following:

•	The acquisition is consistent with BB&T’s strategy of pursuing in-market (Carolinas/ Virginia/ West Virginia/ D.C./ Maryland/ Georgia/ Kentucky/ Tennessee/ Florida) and contiguous state acquisitions of high quality banks and thrifts.

•	The acquisition is consistent with past acquisitions that have been successfully executed.

•	The transaction will provide BB&T with the following:

•	the opportunity to sell a broad array of banking and insurance products to Main Street’s client base;

•	an expanded presence in Georgia, with its market share rank increasing to fifth from sixth in the state;

•	an increase in market share rank to fifth from sixth in the Atlanta metropolitan area; and

•	an increase in market share rank to seventh from 12th in the Athens metropolitan area.
      The terms of the merger, including the exchange ratio, were the result of arms’ length negotiations between representatives of Main Street and representatives of BB&T. The BB&T Board of Directors did not assign any specific weight to the factors in its consideration. The Board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of the shareholders of BB&T.

Assumptions Made by BB&T
      For the purpose of the analysis, described above in “BB&T’s Reasons for the Merger,” BB&T made the following assumptions:

•	BB&T’s earnings per share (“EPS”) for 2006 would be in line with the estimate published by First Call Corporation of $3.30;

•	BB&T’s earnings per share for subsequent years are based upon an assumption that income statement and balance sheet growth would be at an annual rate of 10.0%;

•	Main Street’s 2006 projected financial statements were based on Main Street’s EPS on a stand-alone basis for 2006 being $1.68, as estimated by First Call Corporation;

•	Annual pre-tax cost savings of approximately 35% of Main Street’s 2006 estimated noninterest expense base (realized in the first 12 months of operations following conversion of Main Street’s systems to BB&T’s systems);

•	Income statement and balance sheet growth rates, except for noninterest income and noninterest expense, attributable to Main Street would be 5% in year one and 10% in year two, 15% in years three through five, and 10% in all years thereafter. Main Street’s noninterest income was projected to grow to achieve a fee income ratio of 30% in year five and at 10% in each year thereafter;

•	Main Street’s 2006 core net interest margin (non-fully taxable equivalent) was estimated at 4.24% for 2006 and for the remainder of the model years; and

•	One-time after-taxes merger-related charges of $39.9 million.
Opinion of Main Street’s Financial Advisor
      Main Street retained Burke Capital Group, L.L.C. (“Burke Capital”) in August, 2005 to act as its financial advisor in connection with considering strategic alternatives, including a possible business combination. Burke Capital is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Burke Capital is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
      Burke Capital acted as financial advisor to Main Street in connection with the proposed merger with BB&T and participated in certain of the negotiations leading to the merger agreement. In connection with Burke Capital’s engagement, Main Street asked Burke Capital to evaluate the fairness of the merger consideration to Main Street’s shareholders from a financial point of view. At the December 14, 2005 meeting of Main Street’s Board of Directors held to evaluate the terms of the merger and the merger agreement, Burke Capital delivered to the board its oral and written opinions that, based upon and subject to the factors, assumptions, procedures, limitations, qualifications and other matters set forth in its opinion, the merger consideration was fair to Main Street’s shareholders from a financial point of view. At this meeting, the Main Street Board of Directors voted to approve the merger and executed the merger agreement on the same day.
      The full text of Burke Capital’s written opinion is attached as Appendix B to this proxy statement/ prospectus. The opinion outlines matters considered and qualifications and limitations on the review undertaken by Burke Capital in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge you to read the entire opinion carefully in connection with your consideration of the proposed merger.
      Burke Capital’s opinion speaks only as of the date of the opinion. The opinion was directed to the Main Street Board of Directors and is directed only to the fairness of the merger consideration to Main Street shareholders from a financial point of view. It does not address the underlying business decision of Main Street to engage in the merger or any other aspect of the merger or merger agreement and is not a recommendation to any Main Street shareholder as to how such shareholder should vote at the shareholder meeting with respect to the merger, or any other matter.
      In connection with rendering its December 14, 2005 opinion, Burke Capital reviewed and considered, among other things:

•	The merger agreement and certain of the schedules thereto;

•	Certain publicly available financial statements and other historical financial information of Main Street that it deemed relevant;

•	Projected earnings estimates for Main Street prepared by and reviewed with senior management of Main Street and the views of senior management regarding Main Street’s business, financial condition, results of operations and future prospects;

•	Internal financial and operating information with respect to the business, operations and prospects of Main Street furnished to Burke Capital by Main Street that is not publicly available;

•	Certain publicly available financial statements and other historical financial information of BB&T that it deemed relevant;

•	The reported prices and trading activity of BB&T’s common stock, as well as dividends paid on BB&T common stock, and compared those prices and activity and dividends with other publicly-traded companies that Burke Capital deemed relevant;

•	The pro forma financial impact of the merger on BB&T’s ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of Main Street and Burke Capital;

•	The financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available and deemed relevant by Burke Capital;

•	The current market environment generally and the banking environment in particular;

•	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.
      Burke Capital held discussions with certain members of the senior managements of Main Street and BB&T regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies. In connection with Burke Capital’s review, it relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it.
      Main Street’s Board of Directors did not limit the investigations made or the procedures followed by Burke Capital in giving its opinion.
      In performing its reviews and analyses and in rendering its opinion, Burke Capital assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Main Street and BB&T that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to financial forecasts and other information and data relating to Main Street and BB&T, reviewed by or discussed with it, Burke Capital was advised by the respective managements of Main

Street and BB&T that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Main Street and BB&T as to the future financial performance of their respective organizations, the potential strategic implications and operational benefits anticipated to result from the proposed transaction and the other matters covered thereby. Burke Capital was not asked to and did not independently verify the accuracy or completeness of such information and it did not assume responsibility or liability for the accuracy or completeness of any of such information. Burke Capital did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Main Street or BB&T or any of their respective subsidiaries, or the ability to collect any such assets, nor was it furnished with any such evaluations or appraisals. Burke Capital is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Main Street or BB&T, nor did it review any individual credit files relating to Main Street or BB&T. With Main Street’s consent, Burke Capital assumed that the respective allowances for loan losses for both Main Street and BB&T were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Burke Capital did not conduct any physical inspection of the properties or facilities of Main Street or BB&T. Burke Capital is not an accounting firm and it relied on the reports of the independent accountants of Main Street and BB&T for the accuracy and completeness of the financial statements furnished to it.
      Burke Capital’s opinion was necessarily based upon financial information, and market, economic and other conditions, as these existed on, and could be evaluated as of, the date of its opinion. Burke Capital assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Burke Capital also assumed that there has been no material change in Main Street’s and BB&T’s financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, and that Main Street and BB&T will remain as going concerns for all periods relevant to its analyses. Burke Capital further assumed that, in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the merger and the related transactions, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on Main Street or BB&T or the contemplated benefits of the proposed transaction in any way meaningful to its analysis.
      In rendering its December 14, 2005 opinion, Burke Capital performed a variety of financial analyses. The following is a summary of the material analyses performed by Burke Capital, but is not a complete description of all the analyses underlying Burke Capital’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Burke Capital believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Burke Capital’s comparative analyses described below is identical to Main Street or BB&T and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Main Street or BB&T and the companies to which they are being compared.
      The internal earnings projections provided by Main Street were relied upon by Burke Capital in its analyses. Burke Capital assumed that such projected performance would be achieved, and expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to Burke Capital by Main Street were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Burke Capital in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.
      In performing its analyses, Burke Capital also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Main Street, BB&T and Burke Capital. The analyses performed by Burke Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Burke Capital prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Main Street Board of Directors at the December 14, 2005 meeting. Estimates on the values of companies are not appraisals and do not necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Burke Capital’s analyses do not necessarily reflect the value of Main Street’s common stock or BB&T’s common stock or the prices at which Main Street’s or BB&T’s common stock may be sold at any time. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Main Street, BB&T or Burke Capital or any other person assumes responsibility if future results are materially different from those forecast.

Summary of Proposed Merger
      Burke Capital reviewed the financial terms of the proposed transaction whereby the holders of Main Street common stock shall be entitled to receive .6602 shares of BB&T common stock in exchange for their shares of Main Street common stock. Based upon the terms of the merger agreement and BB&T’s closing stock price of $43.17 on December 14, 2005, Burke Capital calculated a transaction value of $622,734,229 or $28.50 per Main Street share at the close of business on December 14, 2005. The merger was announced before the stock market opened on December 15, 2005. Utilizing Main Street’s publicly available financial information on the date of announcement, which was September 30, 2005 unaudited financial information, Burke Capital calculated the following ratios:

Deal Value Considerations:
Offer Price/Common Share	$28.50
Aggregate Value for Common Shares	$612,328,363
Aggregate Value for Outstanding Options	$10,405,866

Total Transaction Value	$622,734,229

Deal Multiples:
Transaction Value/LTM Net Income	20.60x
Transaction Value/2006 Projected Net Income	17.17x
Transaction Value/Book Value	2.13x
Transaction Value/Tangible Book Value	3.28x
Core Deposit Premium	31.34%
      The fully diluted share count is based upon Main Street’s 21,484,577 outstanding common shares and 965,219 outstanding options to purchase common shares at a weighted average strike price of $17.72 outstanding as of the date of the announcement.

Analysis of Main Street

Comparable Trading Valuation Analysis
      Burke Capital used publicly available information to compare selected trading statistics for Main Street with similar statistics for selected publicly traded companies with operating profiles reasonably comparable to that of Main Street. Burke Capital analyzed the trading statistics of two comparable peer groups.

Peer Group A
      Peer Group A consisted of Main Street and 53 bank holding companies, which we refer to as the “Main Street Peer Group A.” This Peer Group consisted of all Southeastern banks with assets between $1 billion and $10 billion located in Alabama, Arkansas, Washington DC, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia.

Peer Group B
      Peer Group B consisted of Main Street and 15 bank holding companies, which we refer to as the “Main Street Peer Group B.” This Peer Group consisted of Southeastern banks located in Georgia, North Carolina, South Carolina, Tennessee and Virginia with assets between $1 billion and $10 billion and having earned at least 100 basis points (1.00%) on average assets for the trailing twelve months.
      The analysis calculated the median trading characteristics of Main Street and both Peer Groups, based upon the latest publicly available financial data and closing prices as of December 13, 2005. The following table sets forth the comparative data.

			Peer Group A			Peer Group B

	Main Street		Peer Group			Peer Group
	Banks, Inc.		Medians		Quartile	Medians		Quartile

Trading Characteristics
Price/Book	2.13	x	2.00	x	2	2.15	x	2
Price/Tangible Book	3.28	x	2.57	x	1	2.67	x	1
Price/LTM Core EPS	20.20	x	17.10	x	2	17.20	x	1
Price/2005E EPS	20.30	x	16.40	x	1	16.85	x	1
Price/2006E EPS	17.30	x	14.80	x	1	14.75	x	1
Market Capitalization	$617		$325		1	$344		1
Current Dividend Yield	2.10%		2.04%		2	1.87%		2
3 mo Avg Trading Vol	33,553		14,793		2	14,569		1
Weekly Vol/ Shares Outstanding	0.78%		0.62%		2	0.66%		1
      Main Street’s common stock trading characteristics ranked within the first or second quartile among all trading metrics compared to both Peer Groups. Burke Capital then compared Main Street’s stock price performance over one month, three month and six month time periods to various industry benchmarks. The results of this relative stock price performance analysis are shown below.

	Stock Price Performance

	One	Three	Six
	Month	Month	Month

S&P 500	2.73%	2.94%	5.55%
S&P Banking Index	1.39%	5.50%	1.57%
Main Street	6.33%	5.05%	19.13%
      Burke Capital noted that Main Street’s stock price outperformed the selected indexes over the one month and six month time frames leading up to the date when Burke Capital delivered its oral opinion to the board, which was December 14, 2005. Main Street’s stock price performance was in line with the indexes over a three month time period.

Market Premium Analysis
      Burke Capital compared BB&T’s offer price to Main Street’s recent stock price activity. Burke Capital analyzed Main Street’s stock price 1-day prior to announcement, as well as Main Street’s average weekly stock price 1-week, 1-month and 2-months prior to announcement. The following chart illustrates BB&T’s offer compared with Main Street stock price performance for various periods.

		MSBK
	BB&T	Stock
	Offer	Price	Premium

1-Day	$28.50	$28.89	-1.35%
1-Week (average week)	$28.50	$28.22	0.99%
1-Month (average week)	$28.50	$27.54	3.49%
2-Month (average week)	$28.50	$26.57	7.26%
      Burke Capital noted that BB&T’s offer price represented a slight discount to Main Street’s price 1-day prior to announcement, but the offer price represented a premium to Main Street’s average weekly price 1-week, 1-month and 2-months prior to the announcement.

Financial Upgrades Analysis
      Burke Capital reviewed Main Street’s and BB&T’s historical, current and projected financial performance on a per share basis. Burke Capital compared Main Street’s pro forma per share financials to its stand-alone values to determine the financial upgrades/ downgrades on selected metrics. Burke Capital noted that the merger represented substantial earnings per share and dividend per share upgrades for Main Street shareholders although the book value and tangible book per share represented downgrades.

	Earnings/Share
	Upgrades

	Latest			Tangible	Annual
	Twelve	2005	Book Value/	Book Value/	Dividend/
	Months	Estimated	Share	Share	Share

BB&T Per Share Financials	$2.96	$3.06	$20.43	$11.78	$1.52
Merger Exchange Ratio	0.6602	0.6602	0.6602	0.6602	0.6602

Main Street Pro Forma	$1.95	$2.02	$13.49	$7.78	$1.00
Main Street Standalone	$1.42	$1.43	$13.60	$8.84	$0.61

Financial Upgrade/ Downgrade	37.6%	41.3%	-0.8%	-12.0%	64.5%

Analysis of Selected Merger Transactions
      In order to address the specific valuation considerations within the market that Main Street serves, Burke Capital selected a group of comparable merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger consideration. Specifically, Burke Capital selected bank merger and acquisition transactions according to the following criteria:

•	Merger and acquisition transactions announced after January 1, 2000, excluding sellers designated as Subchapter S corporations.

•	Sellers with assets between $1 billion and $10 billion.

•	Sellers with returns on average assets (“ROAA”) greater than 100 basis points in the latest quarter prior to announcement.

•	Sellers located within the U.S.
      Burke Capital identified 59 transactions fitting the criteria listed above as being comparable to the proposed merger. Additionally, Burke Capital selected a subset of these transactions that included sellers located within Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia only. The Southeastern subset included 13 transactions fitting the criteria listed above as being comparable to the proposed merger.
      Burke Capital reviewed the multiples of transaction value at announcement to last twelve months’ earnings, transaction value to book value, transaction value to tangible book value, and book premium to core deposits and computed high, low, mean, median, and quartile multiples and premiums for the transactions.

These median multiples and premiums were applied to Main Street’s financial information as of and for the period ended September 30, 2005 and were used to impute transaction values. As illustrated in the following table, Burke Capital derived an imputed range of values per share of Main Street’s common stock of $22.15 to $35.53 based upon the median multiples of the selected U.S. and Southeastern transactions.

			Median Valution in
			Comparable Transactions
	BB&T
	Merger		59 U.S.		13 Southeast
	Consideration		Transactions		Transactions

Multiple Comparison
Price/LTM Earnings	20.62	x	18.46	x	20.36	x
Price/Aggregate Stated Equity	2.14	x	2.55	x	2.68	x
Price/Tangible Book	3.28	x	2.76	x	2.83	x
Core Deposit Premium	31.52%		23.36%		21.16%
Price/Assets	25.19%		22.14%		23.54%

Implied Valuation/ Share
Price/LTM Earnings	$28.50		$25.59		$28.15
Price/Aggregate Stated Equity	28.50		33.85		35.53
Price/Tangible Book	28.50		24.03		24.68
Core Deposit Premium	28.50		23.50		22.15
Price/Assets	28.50		25.13		26.68

Average Valuation	$28.50		$26.42		$27.44
      The analysis showed that the merger consideration represented multiples of earnings, tangible book value, price to assets and a core deposit premium that are all above the corresponding median values for the U.S. and Southeastern comparable transactions. The merger consideration per share of $28.50 is above the average range of values imputed by the median multiples of the comparable transactions.

Discounted Cash Flow Analysis
      Using a discounted cash flow analysis, Burke Capital estimated the present value of the future stream of earnings and dividends that Main Street could produce over the next five years based upon an internal earnings and balance sheet forecast for 2005 - 2010. Burke Capital performed discounted cash flow analyses based upon terminal values to both earnings and tangible equity.
      In order to derive the terminal value of Main Street’s earnings stream beyond 2009, Burke Capital assumed terminal value multiples ranging from 12.0x to 20.0x of fiscal year 2010 net income. The dividend streams and terminal values were then discounted to present values using different estimated discount rates (ranging from 12.0% to 15.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Main Street common stock. This discounted cash flow analysis indicated a value range between $20.62 and $36.16 per share of Main Street common stock. Burke Capital also applied terminal value multiples ranging from 2.00x to 3.00x fiscal year-end 2010 tangible equity. The dividend streams and terminal values of equity were then discounted to present values using discount rates ranging from 12.0% to 15.0%. The discounted cash flow analysis based terminal values to equity ranged from $19.24 to $30.58.
      The value of the consideration offered by BB&T to Main Street in the merger is $28.50 per share of Main Street common stock, which is within the range of values imputed from the discounted cash flow analysis.

Contribution Analysis
      Burke Capital computed the contribution of Main Street and BB&T to various elements of the pro forma entity’s income statement, balance sheet and market capitalization, excluding estimated cost savings and operating synergies. The following table compares the pro forma ownership in the combined company, based upon the exchange ratio, to each company’s respective contribution to each element of the analysis.

	Contribution

	BB&T	Main Street

Pro Forma Ownership	97.45%	2.55%

Earnings (000’s):
LTM Earnings — Stated	98.21%	1.79%
2005E Earnings	98.21%	1.79%
2006E Earnings	97.95%	2.05%

Balance Sheet (9/30/2005) (000’s):
Loans	97.60%	2.40%
Assets	97.74%	2.26%
Deposits	97.64%	2.36%
Equity	97.46%	2.54%
Tangible Equity	97.14%	2.86%
      The contribution analysis indicated that the pro forma ownership of BB&T common stock issuable to Main Street shareholders in the merger was greater than the earnings, loans, assets and deposits contributed to BB&T by Main Street. Main Street’s equity contribution was approximately the same as its pro forma ownership percentage. The tangible equity contribution was slightly higher than the pro forma ownership.

Analysis of BB&T

Comparable Trading Valuation Analysis
      Burke Capital used publicly available information to compare selected trading statistics for BB&T with similar statistics for selected publicly traded companies with operating profiles reasonably comparable to that of BB&T. The group consisted of BB&T and 13 bank holding companies, which we refer to as the “BB&T Peer Group.” The BB&T Peer Group consisted of all continental U.S. banks with assets between $50 billion and $200 billion.

	Peer Group		BB&T
	Medians		Corporation		Quartile

Trading Characteristics
Price/Book	2.09	x	2.08	x	3
Price/Tangible Book	2.90	x	3.60	x	2
Price/LTM Core EPS	13.80	x	14.10	x	2
Price/2005E EPS	13.40	x	13.90	x	2
Price/2006E EPS	12.60	x	12.80	x	2

Market Capitalization	$15,441		$22,977		1
Current Dividend Yield	3.19%		3.58%		2
3 mo Avg Trading Vol	1,371,959		1,676,568		2
Weekly Vol/ Shares Outstanding	1.69%		1.55%		3
      BB&T’s trading statistics are in line with the selected peer group.

      Burke Capital compared BB&T’s stock price performance over one month, three month and six month time periods to various industry benchmarks. The results of this relative stock price performance analysis are shown below.

	Stock Price Performance

	One	Three	Six
	Month	Month	Month

S&P 500	2.73%	2.94%	5.55%
S&P Banking Index	1.39%	5.50%	1.57%
BB&T	-0.39%	6.50%	9.06%
      Burke Capital noted that BB&T’s stock price significantly outperformed the selected indexes over three month and six month time frames leading up to the date when the merger agreement was signed, which was December 14, 2005. BB&T’s stock price performance was slightly lower than the indexes over a one month time period.

Other Analyses and Factors
      Burke Capital took into consideration various other factors and analyses, including: historical market prices and trading volumes for BB&T’s common stock; movements in the common stock of selected publicly-traded companies and movements in the S&P Bank Index.

Information Regarding Burke Capital
      The engagement letter between Burke Capital and Main Street provides that Main Street will pay Burke Capital a transaction fee equal to 0.65% of the aggregate consideration paid by any acquirer of Main Street, payable upon the completion of the merger. In addition, Main Street has agreed to reimburse Burke Capital for its reasonable expenses incurred in connection with its engagement, including reasonable attorneys’ fees and disbursements, and to indemnify Burke Capital against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.
Merger Consideration
      Under the merger agreement, you will receive .6602 shares of BB&T common stock in exchange for each of your shares of Main Street common stock.
      No fractional shares of BB&T common stock will be issued in connection with the merger. Instead, cash will be paid for any fractional share of BB&T common stock to which you would otherwise be entitled.
      BB&T common stock is listed for quotation on the NYSE under the symbol “BBT.” On December 14, 2005, which was the last trading day prior to the announcement of the merger, the price of BB&T common stock closed at $43.17 per share, and on [                    ], 2006, the price of BB&T common stock closed at [$          ] per share. The value of the BB&T common stock you receive in the merger at the effective time of the merger will depend on the market value of BB&T common stock at that time.
      You should be aware that the market value of a share of BB&T common stock will fluctuate, and neither BB&T nor Main Street can give you any assurance as to what the price of BB&T common stock will be when the merger becomes effective or when certificates for those shares are delivered following surrender in exchange of your certificates for shares of BB&T common stock. We urge you to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/ prospectus. See “Summary — Comparative Market Prices and Dividends” on page [     ].
Exchange of Main Street Stock Certificates
      When the merger is completed, without any action on the part of Main Street or the Main Street shareholders, shares of Main Street common stock will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, the merger consideration described above, including cash instead of any fractional share of BB&T common stock that would otherwise be issued. Promptly after the merger becomes effective, BB&T will deliver or mail to you a form of letter of transmittal and instructions for surrender of your Main Street stock certificates. When you properly surrender your certificates, or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, BB&T will promptly deliver to you the merger consideration and cash in lieu of a fractional share, if any, to which you are entitled, subject to any applicable escheat laws.
      You should not send in your stock certificates until you receive the letter of transmittal and instructions.
      After the merger is completed, and until surrendered as described above, each outstanding Main Street stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration. No interest will be paid or accrued on any cash payable for fractional shares as part of the merger consideration. With respect to any Main Street stock certificate that has been lost or destroyed, BB&T will pay the merger consideration attributable to the shares represented by such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with BB&T’s standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the merger is completed, Main Street’s transfer books will be closed and no transfer of the shares of Main Street stock outstanding immediately before the time that the merger becomes effective will be made on BB&T’s stock transfer books.
      To the extent permitted by law, after the merger becomes effective, you will be entitled to vote at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which your shares of Main Street stock are converted, regardless of whether you have exchanged your Main Street stock certificates for BB&T stock certificates. Whenever BB&T declares a dividend or other distribution on the BB&T common stock which has a record date after the merger becomes effective, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable under the merger agreement. However, no dividend or other distribution payable to the holders of record of BB&T common stock will be delivered to you until you surrender your Main Street stock certificate for exchange as described above. Upon surrender of your Main Street stock certificate, the certificate representing the BB&T common stock into which your shares of Main Street stock have been converted, together with cash instead of any fractional share of BB&T common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.
Effective Date and Time of the Merger
      The merger agreement provides that the merger will be completed on a date selected by BB&T that is no later than the 30th business day following the satisfaction or waiver of the conditions to the completion of the merger (other than conditions that by their nature are to be satisfied on the closing date); or a later date mutually acceptable to the parties. The merger will become effective at the time and date specified in the articles of merger to be filed with the North Carolina Secretary of State and the Georgia Secretary of State. It is currently anticipated that the merger will become effective in the second quarter of 2006, assuming all conditions to the respective obligations of BB&T and Main Street to complete the merger have been satisfied.
Conditions to the Merger
      The obligations of BB&T and Main Street to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the time the merger becomes effective:

•	approval of the shareholders of Main Street of the merger agreement;

•	BB&T’s registration statement on Form S-4 relating to the merger must be effective under the Securities Act of 1933, and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	all regulatory approvals required to consummate the merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods required by such regulatory approvals shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements that the BB&T Board of Directors reasonably determines would either, before or after the completion of the merger, have a material adverse effect on BB&T or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and that the BB&T Board of Directors reasonably determines would either, before or after the completion of the merger, have a material adverse effect on BB&T;

•	no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the merger; and

•	the shares of BB&T common stock issuable pursuant to the merger must have been approved for listing on the NYSE, subject to official notice of issuance.
      The obligations of Main Street to carry out the transactions contemplated by the merger agreement are subject to the satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by Main Street:

•	the representations and warranties of BB&T in the merger agreement shall be true and correct as of the date of the merger agreement and as of the closing of the merger, except for such inaccuracies in the representations and warranties that, individually or in the aggregate, have not had or are not reasonably likely to have a material adverse effect on BB&T;

•	BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement; and

•	Main Street must have received closing certificates with respect to accuracy of representations and warranties and compliance with covenants from BB&T.
      The obligations of BB&T to carry out the transactions in the merger agreement are subject to satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by BB&T:

•	the representations and warranties of Main Street in the merger agreement shall be true and correct as of the date of the merger agreement and as of the closing of the merger, except for such inaccuracies in the representations and warranties that, individually or in the aggregate, have not had or are not reasonably likely to have a material adverse effect on Main Street (other than Main Street’s capitalization which may only have de minimus variations);

•	Main Street must have performed in all material respects all of its obligations and complied in all material respects with all of its covenants required by the merger agreement;

•	BB&T must have received agreements from specified affiliates of Main Street concerning their shares of Main Street common stock and the shares of BB&T common stock to be received by them;

•	BB&T must have received closing certificates from Main Street with respect to accuracy of representations and warranties and compliance with covenants; and

•	BB&T must have received an opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to Main Street, regarding matters specified in the merger agreement.
Representations and Warranties
      The merger agreement contains representations and warranties by Main Street and BB&T regarding various legal, financial, business and regulatory matters. The representations and warranties will not survive after the merger. The full text of these representations and warranties can be found in the merger agreement attached as Appendix A.

      This proxy statement/ prospectus contains a description of the representations, warranties and covenants made in the merger agreement, and in agreements, some of which are attached or filed as exhibits to the registration statement of which this proxy statement/ prospectus is a part or are incorporated by reference into this proxy statement/ prospectus. These representations, warranties and agreements have been made solely for the benefit of the other party to such agreements, may be subject to important qualifications, exceptions and limitations agreed to by the contracting parties, and may not be complete, and such representations, warranties and agreements therefore should not be relied on by any other person. Any such covenants, representations or warranties may have been qualified or superseded by disclosures contained in separate schedules or exhibits not filed with or incorporated by reference in this proxy statement/ prospectus, may reflect the parties’ negotiated risk allocation in the particular transaction rather than facts, may be qualified by materiality standards that differ from those that you may consider material, may not be true as of the date of this proxy statement/ prospectus or any other date, and are subject to amendments, changes or waivers by the parties.
Covenants; Conduct of Main Street’s and BB&T’s Businesses Before the Merger Becomes Effective
      Each of Main Street and BB&T has agreed:

•	to use reasonable best efforts in good faith to satisfy the conditions necessary to complete the transactions contemplated by the merger agreement as soon as is reasonably practicable; and

•	not to take any action that would adversely affect the desired income tax consequences of the merger.
      Except with the prior written consent of BB&T, until the merger is effective, neither Main Street nor any of its subsidiaries may:

•	conduct their businesses other than in the ordinary and usual course;

•	fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates;

•	voluntarily take any action likely to have an adverse effect upon Main Street’s ability to perform any of its material obligations under the merger agreement;

•	enter into any new material line of business;

•	materially change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law, regulation or policies imposed by any governmental authority;

•	issue any shares of capital stock, other than in connection with the exercise of outstanding options or, consistent with past practice, in connection with awards of restricted stock and stock options to directors, officers, and employees under the Main Street stock option plans;

•	incur additional indebtedness other than in the ordinary course of business;

•	sell or otherwise dispose of any material assets, acquire any materials assets or make certain capital expenditures;

•	increase the compensation or fringe benefits of its directors, officers or employees except in a manner consistent with past practice; or

•	declare or pay any dividends or other distributions on capital stock other than quarterly cash dividends in an amount not to exceed the per share amount declared and paid in accordance with past practices, provided that Main Street may pay a quarterly dividend in the first quarter 2006 up to $0.16775 per share of Main Street common stock, which is an increase from the immediately preceding dividend paid in 2005. Main Street and BB&T will coordinate their dividends pending the merger so that Main Street shareholders will receive, during the quarter in which the merger becomes effective, a dividend from either BB&T or Main Street, but not both.

      Except with the consent of Main Street, until the merger is effective, neither BB&T nor any of its subsidiaries may:

•	declare, set aside, make or pay any extraordinary or special dividends on shares of BB&T common stock or make any other extraordinary or special distributions in respect of any of its capital stock; or

•	amend the BB&T Articles of Incorporation, BB&T Bylaws or the Articles of Incorporation or Bylaws of any BB&T subsidiaries in a manner that would adversely affect the economic or other benefits of the merger to the holders of Main Street common stock or to the employees of Main Street and Main Street’s subsidiaries.
No Solicitation of Other Acquisition Proposals by Main Street
      Main Street may not solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to any acquisition proposal, except to the extent that the Main Street Board, after consultation with independent legal counsel, determines in good faith that it is probable that the failure to take such action would be a breach of its fiduciary duties under applicable Georgia law and Main Street’s Articles of Incorporation. Upon execution of the merger agreement, Main Street agreed to immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the merger agreement with any parties other than BB&T with respect to any acquisition proposal and to use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any acquisition proposal. Main Street must promptly advise BB&T of the receipt by Main Street of any acquisition proposal and the substance thereof (including the identity of the person making such acquisition proposal), and advise BB&T of any material developments with respect to such acquisition proposal promptly.
      “Acquisition proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Main Street or any of its subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, Main Street or any of its subsidiaries, other than the transactions contemplated by the merger agreement.
Waiver; Amendment; Termination; Expenses
      Except with respect to any required regulatory approval, BB&T or Main Street may at any time (whether before or after approval of the merger agreement by the Main Street shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive:

•	any inaccuracies of the other party in the representations or warranties contained in the merger agreement or any document delivered pursuant to the merger agreement;

•	compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement; or

•	the performance by the other party of any of its obligations set out in the merger agreement.
      The parties may also mutually amend or supplement the merger agreement in writing at any time. However, no extension, waiver, amendment or supplement which would reduce the merger consideration to be provided to holders of Main Street common stock upon completion of the merger may be made after the Main Street shareholders approve the merger agreement. In order to be valid, the waiving party must provide a written waiver to the other party.
      The merger agreement may be terminated, and the merger may be abandoned:

•	at any time before the merger becomes effective, by the mutual consent in writing of BB&T and Main Street;

•	at any time before the merger becomes effective, by BB&T or Main Street in the event of either: (i) a breach by the other party of any representation or warranty contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that (A) such breach would entitle the non-breaching party not to consummate the merger, and (B) the terminating party is not itself in material breach of any provision of the merger agreement;

•	at any time before the merger becomes effective, by BB&T or Main Street, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the merger is not consummated by July 1, 2006, except to the extent that the failure of the merger to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate the merger agreement;

•	by Main Street or BB&T in the event (i) the approval of any governmental authority required for consummation of the merger and the other transactions contemplated by the merger agreement shall have been denied by final nonappealable action of such governmental authority; (ii) the Main Street shareholders fail to adopt the merger agreement at the Main Street shareholders’ meeting and approve the merger; or (iii) any of the closing conditions have not been met as required by the merger agreement; or

•	by BB&T, if (i) the Main Street Board of Directors submits the merger agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) the Main Street Board of Directors otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation; or (iii) the Main Street Board of Directors recommends to its shareholders an acquisition proposal other than the merger.

      If the merger agreement is terminated pursuant to any of the provisions described above, the merger agreement will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality, the termination fee and expenses will survive the termination and (b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy.
      Each party will pay the expenses it incurs in connection with the merger agreement and the merger, except that printing expenses and Securities and Exchange Commission filing fees incurred in connection with the registration statement and this proxy statement/ prospectus will be paid 50% by BB&T and 50% by Main Street.
Termination Fee
      Under the circumstances described below, Main Street will be required to pay to BB&T a termination fee of $20 million.
      The termination fee would be payable IF the merger agreement is terminated for one of the following reasons:

•	BB&T terminates because Main Street is in material breach of the merger agreement and such breach is not cured or cannot be cured;

•	BB&T terminates because prior to the Main Street shareholders’ meeting, the Main Street Board of Directors withdrew or disclosed its intention to withdraw or materially and adversely modify its recommendation, or refused to recommend, without any adverse conditions or qualifications, to the Main Street shareholders that they vote to approve the merger, or recommended to Main Street shareholders that they approve an acquisition of Main Street by a third party; or

•	Either Main Street or BB&T terminates because the Main Street shareholders did not vote to approve the merger agreement.
      AND

•	Prior to such termination an acquisition proposal by a third party with respect to Main Street has been commenced, publicly proposed or publicly disclosed.
      AND

•	Within 12 months of termination of the merger agreement, Main Street completes or enters into a definitive agreement with another party with respect to the acquisition of Main Street.
      The termination fee also would be payable to BB&T IF

•	after receiving an acquisition proposal from a third party, the Main Street Board does not take action to convene the Main Street shareholders’ meeting and/or recommend that Main Street shareholders adopt the merger agreement;
      AND

•	within 12 months of termination of the merger agreement, Main Street completes or enters into a definitive agreement with another party with respect to the acquisition of Main Street, except that under this scenario BB&T would not be entitled to a termination fee if the merger agreement is terminated by mutual consent of BB&T and Main Street or because any regulatory approval required to complete the merger is denied by final, nonappealable action of a governmental authority.
The termination fee, which was a condition of BB&T’s willingness to enter into the merger agreement, limits the ability of Main Street to pursue competing acquisition proposals and discourages other companies from offering to acquire Main Street.
Certain Interests of Main Street’s Directors and Officers in the Merger
      Some of Main Street’s directors and executive officers have interests in the merger that differ from, or are in addition to, their interests as Main Street shareholders. In the case of some executive officers of Main Street, these interests exist because of rights under existing employment agreements with and benefit and compensation plans of Main Street, as well as under employment agreements or consulting agreements that Samuel B. Hay III, Edward C. Milligan and Robert R. Fowler have entered into with Branch Bank, a wholly owned subsidiary of BB&T, that will become effective upon completion of the merger. The employment and/or consulting agreements between each of Messrs. Hay, Milligan, and Fowler and Branch Bank were a condition of BB&T’s willingness to enter into the merger agreement. In addition, stock options and shares of restricted stock awarded under Main Street’s stock option plans to most executive officers and employees provide for accelerated vesting upon the completion of the merger.

Existing Employment Agreements with Main Street
      Messrs. Hay, Milligan and Fowler’s existing employment agreements with Main Street will be terminated upon completion of the merger. The termination of each employment agreement will obligate Main Street to make certain payments to each executive and will cause each executive’s outstanding stock options and other incentive awards to immediately vest and any restrictions on awards of restricted stock to lapse. Messrs. Hay, Milligan and Fowler have agreed to amend their existing employment agreements with Main Street prior to the closing of the merger to reduce the amounts of these payments by an aggregate amount of $1 million in order to fund Main Street’s share of an Employee Assistance Program. See “Employee Assistance Program” on page [     ]. Upon completion of the merger, under the terms of their respective employment agreements, as amended, each of Messrs. Hay, Milligan and Fowler will receive a lump-sum payment in the amounts of $1,480,187, $1,745,409 and $150,881, respectively.
      Upon completion of the merger, David W. Brooks, Executive Vice President and Chief Financial Officer of Main Street, and Gary Austin, Executive Vice President, Risk Manager, and Corporate Secretary of Main Street, will have the right to terminate their existing employment agreements with Main Street for “good reason” which generally is defined in each of their respective employment agreements to mean an adverse change in position or responsibility, a reduction in base salary, elimination of any material employee benefits, relocation outside of the Atlanta, Georgia metropolitan area or material breach of the employment agreement by Main Street. If Messrs. Brooks and Austin terminate their employment agreements for “good reason,” Main Street expects that each of Messrs. Brooks and Austin will receive a termination payment of $1,147,163 and $500,000, respectively.

Claims Agreements with Main Street
      Main Street entered into Claims Agreements that modify its existing employment agreements with Max S. Crowe, Executive Vice President and Chief Banking Officer, John T. Monroe, Executive Vice President and Chief Credit Officer, and Richard A. Blair, Executive Vice President, Administration and Operations. The Claims Agreements clarify and reduce the consideration payable to each officer in the event of a change of control under their existing employment agreements, and provide waivers and releases of claims to additional or different consideration from that provided in the Claims Agreements. The Claims Agreements also provide for the acceleration of certain benefits to such officers in connection with each officer’s agreement to (i) continue his service with Main Street through the closing of the merger; and (ii) general releases of claims against Main Street and BB&T. Under the Claims Agreements, upon completion of the merger, Messrs. Crowe, Monroe, and Blair are entitled to lump sum payments of $1,257,702, $623,630 and $502,192, respectively.

New Employment and Consulting Agreements with Branch Bank
      Main Street’s President and Chief Executive Officer, Samuel B. Hay III, has entered into an employment agreement with Branch Bank. The employment agreement provides that Mr. Hay will serve as an Executive Vice President of Branch Bank for a term lasting up to five years following the completion of the merger. However, on the six-month anniversary of the completion of the merger, Mr. Hay may elect to relinquish his position as an employee and become an independent contractor to Branch Bank. Whether Mr. Hay remains an employee of Branch Bank or elects to become an independent contractor, the maximum term of the employment agreement will be five years, unless the parties agree in writing to extend the term of the agreement.
      During any period that Mr. Hay serves as an Executive Vice President of Branch Bank, he will perform his assigned duties in the Atlanta, Georgia metropolitan area and he will report to the Georgia State Regional President of Branch Bank. While Mr. Hay is employed by Branch Bank, he will receive a minimum annual base salary of $315,000 and will be eligible to receive incentive compensation (such as stock options, restricted stock and other equity awards) on the same terms as similarly situated officers of Branch Bank. As an employee, Mr. Hay also will be eligible to receive employee retirement benefits (including deferred compensation) and group employee benefits such as sick leave, vacation, group disability and health, life, and accident insurance and similar indirect compensation that Branch Bank may from time to time extend to similarly situated officers of Branch Bank.
      If, on the six-month anniversary of the completion of the merger, Mr. Hay elects to become an independent contractor to Branch Bank, he will be paid $300,000 annually in exchange for providing consulting services and as consideration for noncompetition and other covenants contained in the employment agreement. As an independent contractor, Mr. Hay will not be eligible to participate in any of Branch Bank’s employee benefit plans, except for elective coverage under group health plan benefits.
      In the event that, in accordance with the terms of the employment agreement, Mr. Hay’s employment or consulting relationship is terminated by Branch Bank for “just cause,” or if Mr. Hay voluntarily terminates his employment or consulting relationship, Mr. Hay shall have no right to render services or to receive compensation or other benefits under the employment agreement for any period after such termination.
      In the event that Branch Bank terminates Mr. Hay’s employment due to Mr. Hay’s disability or other than for “just cause,” or in the event Mr. Hay terminates his employment due to a material breach by Branch Bank of the employment agreement that is not remedied by Branch Bank within 30 days following written notice of such breach, Mr. Hay will continue to receive his base salary and annual cash bonuses for the remaining period of the employment agreement, and the cash bonuses will equal the highest amount of cash bonus paid to Mr. Hay during his employment by Branch Bank. Mr. Hay’s termination compensation will not include any equity-based compensation and in order to receive the termination compensation, Mr. Hay must comply with noncompetition, nonsolicitation, confidentiality and other covenants in the employment agreement. Mr. Hay would continue to participate in Branch Bank’s group health plan and group life insurance plan for all periods Mr. Hay receives termination compensation. In all events, if Mr. Hay were to breach the noncompetition, nonsolicitation, confidentiality and other covenants in the employment agreement during the period that he is receiving termination compensation, Mr. Hay would not be entitled to receive any further termination compensation or benefits.
      Edward C. Milligan, Chairman of Main Street, has entered into a consulting agreement with Branch Bank. The term of the consulting agreement will commence on the completion of the merger and last for three years, unless the agreement is earlier terminated in accordance with its terms. Mr. Milligan will be paid a total of $900,000 in thirty-six (36) equal monthly installments of $25,000 in exchange for providing consulting services, and in consideration of noncompetition, nonsolicitation, confidentiality and other covenants contained in the consulting agreement. Payments to Mr. Milligan under the agreement will cease if the agreement is terminated early for any reason other than a voluntary termination of the consulting agreement by Branch Bank without cause. During the term of the consulting agreement, Mr. Milligan also will be entitled to participate in the group health plan in which Branch Bank officers participate.
      Robert R. Fowler, a Director of Main Street, has entered into a consulting agreement with Branch Bank with terms identical to Mr. Milligan’s consulting agreement, except that (i) Mr. Fowler will be paid a total of $875,565, in thirty-six (36) equal monthly installments of $24,321.25, and (ii) Mr. Fowler will elect group health plan continuation coverage (“COBRA coverage”) which BB&T will make available to Mr. Fowler during the term of the consulting agreement at a cost no greater than the cost of group health plan benefits to officers of Branch Bank and (iii) after expiration of COBRA coverage, Branch Bank will pay Mr. Fowler during the term of the consulting agreement, a monthly amount equal to the employer cost BB&T would bear for group health plan coverage if Mr. Fowler were an employee of Branch Bank.
      BB&T also will cause Branch Bank to offer to enter into a three-year employment/consulting agreement with Max S. Crowe, Executive Vice President and Chief Banking Officer of Main Street.
      In addition, BB&T will cause Branch Bank to offer at-will employment to David W. Brooks, Executive Vice President and Chief Financial Officer of Main Street, John T. Monroe, Executive Vice President and Chief Credit Officer of Main Street, Gary S. Austin, Executive Vice President, Risk Management of Main Street, and Richard A. Blair, Executive Vice President, Administration and Operations of Main Street.

Equity-Based Awards
      The merger agreement provides that, upon completion of the merger, each then outstanding and unexercised stock option to acquire shares of Main Street common stock will cease to represent the right to acquire or receive shares of Main Street common stock. Each such stock option will be converted into, and become a right to acquire or receive, the number of shares of (or, in the case of stock appreciation rights, a payment in respect of) BB&T common stock equal to the product of the number of shares of Main Street common stock subject to such option and the exchange ratio, with the exercise price of each converted stock option per share of BB&T common stock equaling the per share exercise price of the Main Street stock option divided by the exchange ratio. See “Effect on Employee Benefit Plans and Options — Stock Options” on page [     ].
      Pursuant to the terms of Main Street’s stock option award agreements with its officers, directors, and employees, stock options subject to such agreements will fully vest and become exercisable upon the effective time of the merger. As of January 19, 2006, the number of unvested stock options to acquire shares of Main Street common stock that will become vested and exercisable in connection with the merger is approximately 334,000.

Board of Directors of Branch Bank
      Following completion of the merger, Branch Bank will elect Robert R. Fowler to serve on the Branch Bank Board of Directors for an initial term ending on the next Branch Bank annual meeting of shareholders. Mr. Fowler is expected to be reelected at this annual meeting, and be elected to additional one year terms thereafter. Members of the Branch Bank Board of Directors who are not employees of, or under contract with, BB&T or an affiliate are entitled to receive fees for services as a director in accordance with the policies of BB&T as in effect from time to time. During calendar year 2005, with the exception of a few directors, members of the Branch Bank Board of Directors received an annual retainer fee equal to $5,000 and attendance fees equal to $1,000 for each board or committee meeting that the board member attended. So long as Mr. Fowler’s consulting agreement remains in effect he will not be eligible to receive these board fees.

Advisory Boards
      Following completion of the merger, Edward C. Milligan will be elected to serve on the BB&T Georgia State Board and other members of the Main Street Board of Directors will be offered a position on the BB&T advisory board serving the region formerly served by Main Street for such period of time as determined by BB&T. For a period of two years after completion of the merger, BB&T will pay compensation to such directors for their service on such BB&T local advisory board in the form of an annual retainer equal to the amount of fees each director received for serving on the Main Street Board of Directors in 2005. Five of these directors will be entitled to receive an annual retainer in the amount of $27,400. One of these directors will be entitled to receive an annual retainer in the amount of $33,400, which reflects his service and compensation as Chairman of Main Street’s Audit Committee. After the expiration of such two-year period, if a director continues to serve on the local advisory board, BB&T will pay compensation to such directors for his or her service on the BB&T local advisory board consistent with BB&T’s fee policies for advisory board members. Membership on any advisory board is conditioned upon execution of a noncompetition agreement with BB&T.

Indemnification of Directors and Officers; Insurance
      BB&T has also agreed to indemnify all individuals who are or have been officers, directors or employees of Main Street or a Main Street subsidiary before the merger becomes effective from any acts or omissions in such capacities before the merger becomes effective to the extent such indemnification is permitted by law. The merger agreement provides that BB&T will maintain directors’ and officers’ liability insurance covering directors and officers of Main Street for acts or omissions or alleged acts or omissions occurring before the merger becomes effective for a period of three years from the expiration of the current term of Main Street’s policy. This insurance will provide at least the same coverage and amounts as contained in Main Street’s policy on the date of the merger agreement, unless the annual premium on the policy would exceed 110% of the annual premium payments on Main Street’s policy, in which case BB&T would maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to that amount.
Material Federal Income Tax Consequences of the Merger
      The following is a summary of the material anticipated U.S. federal income tax consequences of the merger generally applicable to holders of Main Street common stock and to BB&T and Main Street. This summary is not intended to be a complete description of all of the U.S. federal income tax consequences of the merger, and no information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable to certain specific categories of shareholders, including but not limited to:

•	dealers in securities or foreign currencies, financial institutions, insurance companies or tax exempt organizations;

•	persons who are not “United States persons” (as defined in Section 7701(a)(30) of the Internal Revenue Code);

•	persons who are subject to alternative minimum tax, or who elect to apply a mark-to-market method of accounting;

•	holders of options granted by Main Street, or persons who acquired Main Street stock pursuant to employee stock options or otherwise as compensation;

•	persons who do not hold their shares as capital assets; or

•	persons who hold their shares as part of a “hedge,” “constructive sale,” “straddle,” “conversion transaction” or other integrated transaction.
      This discussion is based on the Internal Revenue Code, applicable Department of Treasury regulations, judicial authority, and administrative rulings and practice, all as in effect as of the date of this document, as well as representations, covenants, and assumptions as to factual matters provided by BB&T and Main Street to Arnold & Porter llp, special tax counsel to BB&T. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactive, or the failure of any such factual representations, covenants or assumptions to be true, accurate, and complete in all material respects, may adversely affect the accuracy of the statements and conclusions described in this discussion.
      No ruling has been or will be requested from the Internal Revenue Service with respect to the tax consequences of the merger. Moreover, the opinion of Arnold & Porter llp, special tax counsel to BB&T, described in this discussion is not binding on the Internal Revenue Service, and the opinion would not prevent the Internal Revenue Service from challenging the U.S. federal income tax treatment of the merger. The U.S. federal income tax laws are complex, and a shareholder’s individual circumstances may affect the shareholder’s tax consequences. Consequently, each Main Street shareholder is urged to consult his or her own tax advisor regarding the tax consequences, including the applicable U.S. federal, state, local and foreign tax consequences, of the merger to him or her.

Material Tax Consequences of the Merger
      In the opinion of Arnold & Porter llp, special tax counsel to BB&T:

•	the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code;

•	each of BB&T and Main Street will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	no gain or loss will be recognized by BB&T or Main Street as a result of the merger, except for amounts resulting from any required change in accounting methods or any income or deferred gain recognized under the relevant consolidated return regulations;

•	the shareholders of Main Street who receive BB&T common stock in exchange for their Main Street common stock will recognize no gain or loss for federal income tax purposes;

•	the aggregate tax basis of the BB&T common stock received by a Main Street shareholder (including any fractional share interest deemed received and redeemed as described below) will be the same as the aggregate tax basis of the Main Street common stock surrendered in exchange; and

•	the holding period for BB&T common stock received (including any fractional share interest deemed received and redeemed as described below) in exchange for shares of Main Street common stock will include the period during which the shareholder held the shares of Main Street common stock surrendered in exchange therefor.
      Cash Received Instead of a Fractional Share of BB&T Common Stock. A shareholder of Main Street who receives cash instead of a fractional share of BB&T common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by BB&T subject to Section 302 of the Internal Revenue Code. As a result, a Main Street stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of BB&T common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Main Street common stock was held by the shareholder as a capital asset for more than one year as of the effective date of the merger.

Backup Withholding
      Backup withholding at the applicable rate will generally apply to merger consideration that includes cash if the exchanging Main Street shareholder fails to properly certify that it is not subject to backup withholding, generally on a substitute Internal Revenue Service (“IRS”) Form W-9. Certain holders, including, among others, U.S. corporations, are not subject to backup withholding, but they may still need to furnish a substitute IRS Form W-9 or otherwise establish an exemption. Any amount withheld as backup withholding from payments to an exchanging Main Street shareholder will be creditable against the shareholder’s U.S. federal income tax liability, provided that it timely furnishes the required information to the IRS. Main Street shareholders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.
      Tax matters are very complicated, and the tax consequences of the merger to each holder of Main Street common stock will depend on the facts of that shareholder’s particular situation. The United States federal income tax discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular holder and may not be applicable to holders in special situations. Holders of Main Street common stock are urged to consult their own tax advisors regarding the specific tax consequences of the merger.
Regulatory Considerations

The Merger
      The merger is subject to approval by the Federal Reserve under the Bank Holding Company Act (the “BHC Act”) and where a transaction, such as the merger, is the acquisition by a bank holding company of a bank located in a state other than the home state of the bank holding company (in this case North Carolina), the BHC Act authorizes the Federal Reserve to approve the transaction without regard to whether such transaction is prohibited under state law, as long as certain limitations are met. In considering the approval of the merger, the BHC Act requires the Federal Reserve to review the financial condition and future prospects of BB&T and Main Street and their respective subsidiary banks, the managerial resources, the convenience and needs of the communities to be served, and the merging parties’ effectiveness in combating money laundering activities.
      The Federal Reserve is also required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly which in any manner would be in restraint of trade. If the Federal Reserve determines that an acquisition would substantially lessen competition, it will not approve the transaction unless it finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.
      In addition to filing the required application with the Federal Reserve, BB&T also must provide notice of the merger to the Georgia Department of Banking and Finance under Title 7 of the Official Code of Georgia, which allows a bank holding company, such as BB&T, to acquire a bank in Georgia, such as Main Street Bank. When evaluating the merger, the Georgia Department will look at factors such as the effect of the transaction on competition, the convenience and needs of the community to be served, the financial history of the merging financial institutions, the condition of the merging financial institutions, including capital, management, and earnings prospects, the existence of insider transactions and the adequacy of disclosure of the terms of the merger.

      BB&T also is required to provide notice to the Virginia Bureau of Financial Institutions of the Virginia State Corporation Commission under the bank holding company act provisions of the Virginia Code, which permit an out-of-state bank holding company that controls a Virginia bank, such as BB&T, to acquire banks outside of Virginia, such as Main Street Bank, if the Bureau approves the transaction. The Bureau is required to approve the transaction if it determines that the transaction would not be detrimental to the safety and soundness of the Virginia bank.
      BB&T has filed the required applications and notices with the Federal Reserve, the Georgia Department of Banking and Finance, and the Virginia Bureau of Financial Institutions. Although BB&T does not know of any reason why it will not obtain approval from these regulators in a timely manner, BB&T cannot be certain when it will obtain them or that it will obtain them at all.
Accounting Treatment
      BB&T will account for the merger using the purchase method of accounting. Under this accounting method, BB&T would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is completed. Any excess of the cost of Main Street over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on information as of [               ], management of BB&T estimates that the total merger consideration (including issuance of common stock and assumption of options on common stock) will be approximately $[          ] million. Utilizing information as of September 30, 2005, estimated goodwill and other intangibles would total approximately $336.0 million. BB&T’s reported income would include the operations of Main Street after the merger. Financial statements of BB&T issued after completion of the merger would reflect the impact of the merger with Main Street. Financial statements of BB&T issued before completion of the merger would not be restated retroactively to reflect Main Street’s historical financial position or results of operations. The unaudited pro forma financial information contained in this proxy statement/ prospectus has been prepared using the purchase method of accounting. See “Summary — Comparative Per Share Data” on page [     ].
Effect on Employee Benefit Plans and Stock Options

Employee Benefit Plans
      As of a date (the “benefit plan determination date”) determined by BB&T to be not later than 60 days after the closing of the merger, BB&T will cause Main Street’s 401(k) plan either to be merged with BB&T’s 401(k) plan or to be frozen, as determined by BB&T and subject to receipt of applicable governmental approvals. Each employee of Main Street or any Main Street subsidiary at the time the merger becomes effective who: (a) is a participant in Main Street’s 401(k) plan; (b) becomes an employee of BB&T or a BB&T subsidiary (a “BB&T employer”) at the time the merger becomes effective (a “transferred employee”), and (c) continues in the employment of a BB&T employer until the benefit plan determination date, will be eligible to participate in BB&T’s 401(k) plan as of the benefit plan determination date. Any other former employee of Main Street will be eligible to participate in BB&T’s 401(k) plan upon complying with the eligibility requirements. All rights to participate in BB&T’s 401(k) plan are subject to BB&T’s right to amend or terminate the plan. BB&T will maintain Main Street’s 401(k) plan and any related supplemental plans for the benefit of participating employees until the benefit plan determination date. In administering BB&T’s 401(k) plan and any related supplemental or excess benefit plan of BB&T, excess benefit defined contribution service with Main Street and its subsidiaries will be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual.
      Each transferred employee shall also be included in any defined benefit plan sponsored or maintained by any BB&T employer following the effective time of the merger in accordance with the terms of such plan. The transferred employees shall receive credit for service with Main Street and its subsidiaries (and any predecessor entities to the extent such service was recognized by Main Street) prior to the effective time of the merger for purposes of participation, eligibility and vesting (but not for purposes of benefit accrual) under such defined benefit plan to the same extent as if such service were with the BB&T employer.

      Each transferred employee will be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the BB&T employer as of the benefit plan determination date with respect to each such plan or program, conditional upon the transferred employee’s being employed by the BB&T employer as of the benefit plan date and subject to complying with eligibility requirements of the respective plans and programs. BB&T will cause the BB&T employer to continue the Main Street welfare plans and programs in effect for the benefit of the transferred employees so long as they remain eligible to participate and until they become eligible to participate in the corresponding plan or program maintained by the BB&T employer (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the BB&T employer to terminate the plan or program). Main Street retirees and transferred employees who are participating or are eligible to participate in the Main Street retiree medical benefits plan will automatically become participants in or eligible to participate in the BB&T retiree medical benefits plan as of the benefit plan determination date applicable to such plan. For purposes of administering these plans and programs, service with Main Street will be deemed to be service with the BB&T employer for the purpose of determining eligibility to participate, vesting (if applicable), benefit accruals (solely for purposes of vacation and service awards), commencement of benefits and benefit subsidies in such plans and programs. BB&T will, or will cause another BB&T employer to, reduce any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of a BB&T employer by applying the creditable coverage as described under the provisions of HIPAA with respect to the transferred employees. BB&T will give transferred employees and retirees of Main Street who are participants in or eligible to participate in the Main Street retiree medical benefits plan credit for the plan year in which each becomes a participant in the BB&T plan towards applicable deductibles and out-of-pocket limits for expenses incurred in such year under the Main Street plan.
      Except to the extent of commitments in the merger agreement or other contractual commitments specifically made or assumed by BB&T, no BB&T employer will have any obligation arising from the merger to continue any transferred employees in its employ or in any specific job or to provide to any transferred employee any specified level of compensation or any incentive payments, benefits or perquisites. Each transferred employee who is terminated by a BB&T employer after the merger becomes effective, excluding any employee who has a then-existing contract providing for severance, will be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that the employee is entitled to severance pay under the applicable policy. Such employee’s service with Main Street will be aggregated with BB&T service for purposes of determining the amount of severance pay, if any, under the applicable severance policy.
      BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation agreements and plans that Main Street and its subsidiaries have with or in place for their current and former employees and directors and which have been disclosed to BB&T pursuant to the merger agreement, except to the extent any agreements are superseded or terminated when the merger becomes effective or thereafter. Except as these agreements may provide otherwise, and except as otherwise described above, (i) the transferred employees will be eligible to participate in all other employee benefit and compensation plans provided to similarly situated employees of BB&T, subject to complying with eligibility requirements, (ii) service with Main Street will be deemed to be service with BB&T for the purpose of determining eligibility to participate and vesting (if applicable), and (iii) the employee benefit plans of Main Street will be frozen, terminated or merged into comparable plans of BB&T, as BB&T may determine in its sole discretion.

Stock Options
      At the time the merger becomes effective, whether or not then exercisable, each outstanding option to purchase shares of Main Street Common Stock under the Main Street stock option plans shall be converted into and become rights with respect to BB&T common stock, and BB&T shall assume each Main Street stock option in accordance with the terms of the Main Street stock option plans, except that (i) BB&T and its Compensation Committee shall be substituted for Main Street and the relevant committee of Main Street’s Board of Directors for purposes of administering the Main Street stock option plans, (ii) each Main Street stock option assumed by BB&T may be exercised solely for shares of BB&T common stock, (iii) the number of shares of BB&T common stock subject to each such Main Street stock option shall be the number of whole shares of BB&T common stock (omitting any fractional share) determined by multiplying the number of shares of Main Street common stock subject to such Main Street stock option immediately prior to merger by the stock exchange ratio, and (iv) the per share exercise price under each such Main Street stock option shall be adjusted by dividing the per share exercise price under each such Main Street stock option by the stock exchange ratio and rounding up to the nearest cent.
      As an alternative, BB&T may, at its election, as of the effective time of the merger substitute options under the BB&T Corporation 2004 Stock Incentive Plan or any other duly adopted comparable plan for all or a part of the Main Street stock options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Main Street stock options and shall be tax neutral to the option holder; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Main Street stock option agreements and the Main Street stock option plans governing each Main Street stock option.
      BB&T shall cause each grant of a converted or substitute option to any individual who subsequent to the merger will be a director or officer of BB&T (as construed under SEC Rule 16b-3), as a condition to such conversion or substitution, to be approved in accordance with the provisions of Rule 16b-3. Each Main Street stock option that is an incentive stock option shall be adjusted as required by Section 424 of the Internal Revenue Code, and the related Treasury Regulations, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. Each Main Street stock option that is intended to be exempt from the application of Code Section 409A and related regulations or other guidance shall be subject to adjustment as necessary in order to comply with Prop. Reg. § 1.409A-1(b)(5)(v)(D), or any successor provisions. BB&T and Main Street agree to take all necessary steps to effectuate the foregoing as set forth in the merger agreement.
      BB&T has reserved and shall continue to reserve adequate shares of BB&T common stock for delivery upon exercise of any converted or substitute options. Within five business days after the completion of the merger, if BB&T has not already done so, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be, with respect to the shares of BB&T common stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the merger may be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, BB&T shall administer the Main Street stock option plans assumed pursuant to the merger agreement (or the BB&T option plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Securities Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the merger.
      BB&T will deliver to each Main Street employee who receives converted or substitute options an appropriate notice setting forth the employee’s rights with respect to the converted or substitute options.
      As of January 19, 2006, options to purchase an aggregate of approximately 334,000 shares of Main Street common stock may be outstanding at the effective time of the merger. Any shares of Main Street common stock issued pursuant to the exercise of stock options under the Main Street stock option plans before the effective time of the merger will be converted into shares of BB&T common stock in the same manner as other outstanding shares of Main Street common stock.
      Eligibility to receive stock option grants after the merger will be determined by BB&T in accordance with its plans and procedures and subject to any contractual obligations.
Employee Assistance Program
      Main Street and BB&T have agreed to each contribute $1 million to be held by Branch Bank in escrow to provide a broad range of short and long term employee assistance to Main Street employees whose employment is terminated as a result of the merger and community reinvestment assistance to the communities served by Main Street and its subsidiaries. Main Street expects to fund its share of the program from a $1 million aggregate reduction in the amounts payable to Messrs. Hay, Milligan and Fowler when their respective employment agreements with Main Street are amended prior to the closing of the merger.
Restrictions on Resales by Affiliates
      The shares of BB&T common stock to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable, except any shares received by any shareholder who may be deemed to be an “affiliate” of Main Street at the effective time of the merger for purposes of Rule 145 under the Securities Act. Affiliates of Main Street may sell their shares of BB&T common stock acquired in the merger only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act. Persons who may be deemed affiliates of Main Street generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with Main Street and include directors and executive officers of Main Street. In addition, any executive officer or director of Main Street who becomes an affiliate of BB&T will be required to comply with the resale requirements under Rule 144 of the Securities Act. The restrictions on resales by an affiliate extend also to related parties of the affiliate, including parties related by marriage who live in the same home as the affiliate.
      Main Street has agreed to use its best efforts to cause each of its affiliates to deliver to BB&T a written agreement to the effect generally that he or she will not offer to sell, transfer or otherwise dispose of any shares of BB&T common stock issued to that person in the merger, except in compliance with the Securities Act and the related rules and regulations.
No Appraisal or Dissenters’ Rights
      Main Street shareholders do not have any right to dissent from the merger and demand an appraisal of their shares of Main Street common stock. See “Comparison of the Rights of BB&T Shareholders and Main Street Shareholders — Shareholders’ Rights of Dissent and Appraisal — Main Street” on page [          ].

INFORMATION ABOUT BB&T
General
      BB&T is a financial holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its commercial bank subsidiaries, which have offices in North Carolina, South Carolina, Virginia, Maryland, Georgia, West Virginia, Tennessee, Kentucky, Alabama, Florida, Indiana and Washington, D.C. Substantially all of the loans by BB&T’s bank and nonbank subsidiaries are to businesses and individuals in these market areas. BB&T’s principal bank subsidiaries are Branch Bank, Branch Banking and Trust Company of South Carolina (“Branch Bank-SC”), Branch Banking and Trust Company of Virginia (“Branch Bank-VA”), and BB&T Bankcard Corporation. BB&T’s principal assets are all of the issued and outstanding shares of common stock of its subsidiary banks and its nonbank subsidiaries.
      As of September 30, 2005, BB&T had consolidated total assets of $107.1 billion, consolidated net loans of $73.7 billion, consolidated deposits of $73.2 billion and consolidated shareholders’ equity of $11.2 billion.
Operating Subsidiaries
      The principal operating subsidiaries of BB&T include the following:

•	Branch Banking and Trust Company, Winston-Salem, North Carolina

•	Branch Banking and Trust Company of South Carolina, Greenville, South Carolina

•	Branch Banking and Trust Company of Virginia, Richmond, Virginia

•	BB&T Bankcard Corporation, Columbus, Georgia

•	Scott & Stringfellow, Inc., Richmond, Virginia

•	Regional Acceptance Corporation, Greenville, North Carolina

•	Sheffield Financial LLC, Clemmons, North Carolina

•	MidAmerica Gift Certificate Company, Louisville, Kentucky

•	BB&T Asset Management, Inc., Raleigh, North Carolina

Branch Bank
      Branch Bank, our largest subsidiary, was chartered in 1872 and is the oldest bank headquartered in North Carolina. As of September 30, 2005, Branch Bank operated banking offices in the following geographic markets:

States	Offices

North Carolina	332
Maryland	127
Georgia	119
Kentucky	94
Florida	89
West Virginia	80
Tennessee	47
District of Columbia	9
Alabama	2
Indiana	1

Total	900

      Branch Bank provides a wide range of banking and trust services for retail and commercial clients in its geographic markets, including small and mid-size businesses, public agencies, local governments and individuals. Branch Bank’s principal operating subsidiaries include:

•	BB&T Leasing Corporation, based in Charlotte, North Carolina, which provides lease financing to commercial businesses;

•	BB&T Investment Services, Inc., a registered broker-dealer located in Charlotte, North Carolina, which offers clients non-deposit investment alternatives, including discount brokerage services, equities, fixed-rate and variable-rate annuities, mutual funds and government and municipal bonds;

•	BB&T Insurance Services, Inc., headquartered in Raleigh, North Carolina, which offers property and casualty, life, health, employee benefits, commercial general liability, surety, title and other insurance products through its agency network;

•	Stanley, Hunt, DuPree & Rhine, Inc., with dual headquarters in Greensboro, North Carolina and Greenville, South Carolina, which offers flexible benefit plans, and investment advisory, actuarial and benefit consulting services;

•	Prime Rate Premium Finance Corporation, Inc., located in Florence, South Carolina, which provides insurance premium financing primarily to clients in BB&T’s geographic markets;

•	Laureate Capital, LLC, located in Charlotte, North Carolina, which specializes in arranging and servicing commercial mortgage loans;

•	Lendmark Financial Services, Inc., located in Conyers, Georgia, which offers alternative consumer and mortgage loans to clients unable to meet BB&T’s normal credit and mortgage loan underwriting guidelines;

•	CRC Insurance Services, Inc., based in Birmingham, Alabama, which is a wholesale insurance broker authorized to do business nationwide; and

•	McGriff, Seibels & Williams, Inc., based in Birmingham, Alabama, which is authorized to do business nationwide and specializes in providing insurance products on an agency basis to large commercial and energy clients, including many Fortune 500 companies.

Branch Bank-SC, Branch Bank-VA and BB&T Bankcard Corporation
      Branch Bank-SC provides a wide range of banking and trust services to retail and commercial clients, including small and mid-size businesses, public agencies, local governments and individuals through 98 banking offices (as of September 30, 2005) located in the State of South Carolina. Branch Bank-VA offers a full range of commercial and retail banking services through 404 banking offices (as of September 30, 2005) located in the Commonwealth of Virginia. BB&T Bankcard Corporation is a special purpose credit card bank.

Major Nonbank Subsidiaries
BB&T also has a number of nonbank subsidiaries, including:

•	Scott & Stringfellow, Inc., which is a registered investment banking and full-service brokerage firm that provides services in retail brokerage, equity and debt underwriting, investment advice, corporate finance and equity research; and facilitates the origination, trading and distribution of fixed-income securities and equity products in both the public and private capital markets. It also has a public finance department that provides investment banking, financial advisory services and debt underwriting services to a variety of regional taxable and tax-exempt issuers; Scott & Stringfellow’s investment banking and corporate and public finance areas do business as BB&T Capital Markets;

•	Regional Acceptance Corporation, which specializes in indirect financing for consumer purchases of primarily mid-model and late-model used automobiles;

•	Sheffield Financial LLC, which specializes in loans to individuals and small commercial lawn care businesses across the country for the purchase of outdoor power equipment and power sport equipment; and

•	MidAmerica Gift Certificate Company, which specializes in the issuance and sale of retail gift certificates and giftcards through a nationwide network of authorized mall agents.

•	BB&T Asset Management, Inc., which is an independent Registered Investment Advisor and the advisor to the BB&T Funds, provides tailored investment management solutions to meet the specific needs and objectives of individual and institutional clients through a full range of investment strategies, including domestic and international equity and fixed income investing.

Services
      The primary services offered by BB&T’s subsidiaries include:

•	small business lending

•	commercial middle market lending

•	real estate lending

•	retail lending

•	home equity lending

•	sales finance

•	home mortgage lending

•	commercial mortgage lending

•	leasing

•	asset management

•	retail and wholesale agency insurance

•	institutional trust services

•	wealth management/ private banking

•	investment brokerage services

•	capital markets services

•	factoring

•	asset-based lending

•	international banking services

•	treasury services

•	electronic payment services

•	credit and debit card services

•	consumer finance

•	payroll processing
Merger Strategy
      BB&T is a regional financial holding company. The core of its business and franchise was created by the merger-of-equals between BB&T and Southern National Corporation in 1995 and the acquisition of

United Carolina Bancshares in 1997. BB&T has maintained a long-term focus on a strategy that includes expanding and diversifying the BB&T franchise in terms of revenues, profitability and asset size. Tangible evidence of this focus is the growth in average total assets, loans and deposits, which have increased over the last five years at compound annual rates of 11.0%, 11.8%, and 10.8%, respectively.
      BB&T’s growth in business, profitability and market share over the past several years was enhanced significantly by mergers and acquisitions. Management made a strategic decision not to pursue bank or thrift acquisitions during 2004 and 2005, instead focusing on fully integrating recent mergers and improving internal growth. Management intends to resume strategic mergers and acquisitions, including bank and thrift acquisitions primarily within BB&T’s existing footprint, and, in fact, recently announced plans to acquire two banks. BB&T will continue to pursue economically advantageous acquisitions of insurance agencies, asset managers, consumer and commercial finance companies and other strategic opportunities to grow existing product lines and expand into related financial businesses. BB&T’s acquisition strategy is focused on three primary objectives:

•	to pursue acquisitions of banks and thrifts in the Carolinas, Virginia, Maryland, Washington, D.C., Georgia, West Virginia, Tennessee, Kentucky, and Florida with assets of $500 million to $15 billion, with an informal target of growing approximately 5% of BB&T’s assets through acquisition;

•	to acquire companies in niche markets that provide products or services that can be offered through the existing distribution system to BB&T’s current customer base; and

•	to consider strategic nonbank acquisitions in markets that are economically feasible and provide positive long-term benefits.
      BB&T consummated acquisitions of 53 community banks and thrifts, 77 insurance agencies and 28 nonbank financial services providers over the last 15 years. BB&T expects, in the long-term, to continue to take advantage of the consolidation in the financial services industry and expand and enhance its franchise through mergers and acquisitions. The consideration paid for these acquisitions may be in the form of cash, debt or BB&T stock. The amount of consideration paid to complete these transactions may be in excess of the book value of the underlying net assets acquired, which could have a dilutive effect on BB&T’s earnings. In addition, acquisitions often result in significant front-end charges against earnings; however, cost savings and revenue enhancements, especially incident to in-market bank and thrift acquisitions, also are typically anticipated.
Pending Acquisition
      On January 12, 2006, BB&T Corporation announced that it would acquire privately held First Citizens Bancorp, of Cleveland, Tennessee in a $142.6 million transaction that would strengthen BB&T’s presence in east Tennessee, including the fast growing Interstate 75 corridor between Knoxville and Chattanooga. With $686 million in assets as of September 30, 2005, Cleveland-based First Citizens Bancorp is the fourth largest bank in east Tennessee. First Citizens shareholders can elect to receive either 1.30 shares of BB&T common stock for each of their shares or a cash option. The cash amount would be BB&T’s average share price for a five-day period prior to closing multiplied by 1.30 (limited to 25 percent of First Citizens shares outstanding at closing).
Additional Information and Incorporation of Certain Information by Reference
      You can find additional information about BB&T in BB&T’s annual report on Form 10-K for the fiscal year ended December 31, 2004, quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, current reports on Form 8-K filed January 6, 2005 (under Item 5.02), January 31, 2005 (under Item 5.02), February 28, 2005 (under Item 5.02), February 28, 2005 (under Items 1.01 and 9.01), July 1, 2005 (under Items 8.01 and 9.01), August 17, 2005 (under Items 8.01 and 9.01), August 24, 2005 (under Items 1.01 and 9.01), October 25, 2005 (under Item 8.01), October 31, 2005 (under Item 1.01), November 22, 2005 (under Item 8.01), December 15, 2005 (under Items 8.01 and 9.01), January 5, 2006 (under Item 5.02), and January 12, 2006 (under Items 8.01 and 9.01) and the registration statement on Form 8-A filed on September 4, 1991, all of which are incorporated by reference in this proxy statement/ prospectus. See “Where You Can Find More Information” on page [     ].
INFORMATION ABOUT MAIN STREET
General
      Main Street is a financial holding company operating in the Atlanta, Georgia and Athens, Georgia metropolitan areas. Main Street conducts its business operations primarily through its wholly-owned bank subsidiary, Main Street Bank. Main Street also engages in insurance agency services, and payroll processing through its wholly-owned nonbank subsidiaries, Main Street Insurance Services, Inc. and MSB Payroll Solutions, LLC, respectively. Main Street provides a broad range of commercial banking, mortgage banking, investment brokerage services and insurance agency services to its retail and commercial customers.
      As of September 30, 2005, Main Street had consolidated total assets of $2.47 billion, consolidated net loans of $1.77 billion, consolidated deposits of $1.77 billion and consolidated shareholders’ equity of $292 million.
      Main Street’s primary lending activities include real estate loans (consisting of commercial real estate, residential mortgages, and construction loans), commercial loans and industrial loans to small and medium-sized businesses and consumer loans. As of September 30, 2005, commercial real estate loans were the largest portion of Main Street’s loan portfolio at approximately 49.21%, with residential mortgage, construction, commercial, industrial and consumer loans comprising 16.01%, 25.64%, 7.15%, and 2.18% of the total loan portfolio, respectively. Of Main Street’s commercial real estate loans, approximately 57% are owner occupied. Approximately 99% of Main Street’s loan portfolio is collateralized or guaranteed by the obligors.
      Main Street offers a full range of deposit accounts and services to both individuals and businesses. Main Street’s deposit accounts have a wide range of interest rates and terms and consist of transaction and time deposits and certificates of deposit. Consistent with Main Street’s strategy, it continues to focus on increasing the transaction accounts component of its deposit mix. As of September 30, 2005, transaction accounts comprised 51.47% of total deposits, while savings, time deposits and jumbo time deposits comprised 2.34%, 23.90% and 22.29% of total deposits, respectively.
      Main Street’s insurance agency provides a variety of insurance agency services to individuals and businesses. Consumer insurance products include life, health, homeowners, automobile and umbrella liability coverage. Commercial insurance products include property, general liability, workers compensation, and group life and health coverage. Main Street also provides its customers with comprehensive investment brokerage services through an arrangement between Main Street Bank and INVEST Financial Corporation, an unaffiliated securities broker-dealer. Investment products and services include stocks and bonds, mutual funds, annuities, 401(k) plans, life insurance, individual retirement accounts, simplified employee pension accounts, and estate and financial planning.
      Main Street’s other subsidiary, MSB Payroll Solutions, L.L.C., provides payroll and related processing for its business customers.
Primary Market Area and Branch Locations
      Main Street considers its primary market area to be the Atlanta Metropolitan Statistical Area, or “MSA,” and, to a lesser extent, the Athens, Georgia MSA. According to the 2000 United States Census data, the Atlanta MSA had a population of approximately 4.1 million. According to the Census data, four of the counties in Main Street’s primary market area ranked in the top 10 fastest growing United States counties. Additionally, according to SNL Financial, Atlanta’s population increased nearly 70% between 1990 and 2005, and is projected to grow an additional 17% by 2010, as compared to 5.3% for the United States, 6.1% for the Southeast and 11% for Georgia. Atlanta has a thriving and diversified business mix that includes domestic and international manufacturers, distributors, high-tech firms and corporate and regional business headquar-

ters. Atlanta is home to 14 Fortune 500 companies and 24 Fortune 1,000 companies. According to Department of Labor statistics, Atlanta ranked first in the nation for job growth from 1991 to 2001, adding roughly 700,000 new jobs, and is forecasted to gain 52,500 new jobs in 2005. SNL Financial also reports that in addition to strong population growth, Atlanta is also the second wealthiest MSA in the Southeast, with an estimated median household income of $62,156 in 2005, an increase of 20% since 2000.
      Main Street’s corporate headquarters are located at 3500 Lenox Road, Atlanta, Georgia. The main office of Main Street Bank is located at 1134 Clark Street, Covington, Georgia. Main Street Bank has 24 banking centers and three free-standing ATMs located in Barrow, Clarke, Cobb, DeKalb, Forsyth, Fulton, Gwinnett, Newton, Rockdale and Walton counties, Georgia. An additional banking center is under construction and is expected to be completed in April 2006.
Lending Activity
      The following table summarizes Main Street Bank’s loan portfolio by collateral type as of the dates indicated ($ in thousands):

	September 30,		December 31,

	2005	2004	2003	2002	2001	2000

	(Dollars in Thousands)
Loan Type
Commercial and industrial	$128,193	$129,791	$118,243	$104,062	$68,320	$97,572
Real estate — construction	459,581	379,468	304,046	238,415	173,464	150,107
Real estate — residential mortgage	286,918	284,648	269,358	198,400	152,226	162,706
Commercial real estate	881,887	826,434	711,209	404,630	366,003	263,500
Consumer and other	39,125	35,903	41,650	38,387	53,075	63,857
Unearned income and deferred loan fees	(3,436)	(2,628)	(1,180)	(1,407)	(1,642)	(1,779)

Loans, net of unearned income	$1,792,268	$1,653,616	$1,443,326	$982,487	$811,446	$735,963
Mortgage loans held-for-sale	$7,119	$6,932	$5,671	$8,176	$9,194	$2,248
Percent of loans category to total loans
Commercial and industrial	7.15%	7.85%	8.19%	10.59%	8.42%	13.26%
Real estate — construction	25.64%	22.95%	21.07%	24.27%	21.38%	20.40%
Real estate — residential mortgage	16.01%	17.21%	18.66%	20.19%	18.76%	22.11%
Commercial real estate	49.21%	49.98%	49.28%	41.18%	45.10%	35.80%
Consumer and other	2.18%	2.17%	2.88%	3.91%	6.54%	8.67%
Unearned income and deferred loan fees	-0.19%	-0.16%	-0.08%	-0.14%	-0.20%	-0.24%

Loans, net of unearned income	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Additional Information and Incorporation of Certain Information by Reference
      You can find additional information about Main Street in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and Current Reports on Form 8-K filed on January 19, 2005 (two), February 15, 2005, March 7, 2005, March 28, 2005, April 6, 2005, April 15, 2005, April 20, 2005, April 21, 2005, April 26, 2005, May 6, 2005,

May 20, 2005, June 8, 2005, July 12, 2005, July 14, 2005, July 20, 2005, September 1, 2005, October 7, 2005, October 14, 2005, November 2, 2005, December 16, 2005, December 30, 2005, January 6, 2006, January 6, 2006, January 9, 2006, January 12, 2006, and January 17, 2006, all of which are incorporated by reference in this proxy statement/ prospectus. See “Where You Can Find More Information” on page [     ].
DESCRIPTION OF BB&T CAPITAL STOCK
General
      The authorized capital stock of BB&T consists of 1,000,000,000 shares of BB&T common stock, par value $5.00 per share, and 5,000,000 shares of preferred stock, par value $5.00 per share. As of [                    ], 2006, there were [                    ] shares of BB&T common stock issued and outstanding, which excludes shares expected to be issued in pending acquisitions. There were no shares of BB&T preferred stock issued and outstanding as of such date. Based on the number of shares of Main Street common stock outstanding at the record date, it is estimated that approximately [                    ] shares of BB&T common stock would be issued in the merger (including as a result of the conversion of Main Street stock options).
BB&T Common Stock
      Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T Board of Directors out of funds legally available for the payment of dividends and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences that the BB&T Board of Directors may set for any series of BB&T preferred stock that BB&T may issue in the future.
      The transfer agent and registrar for BB&T common stock is Branch Bank. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.
BB&T Preferred Stock
      Under BB&T’s Articles of Incorporation, BB&T may issue shares of BB&T preferred stock in one or more series as may be determined by the BB&T Board of Directors or a duly authorized committee. The BB&T Board of Directors or committee thereof may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of BB&T preferred stock, or merely the existing authorization of the BB&T Board of Directors to issue shares of BB&T preferred stock, may tend to discourage or impede a merger or other change in control of BB&T.
Anti-takeover Provisions
      Provisions of the NCBCA and BB&T’s Articles of Incorporation and Bylaws described below may be deemed to have an anti-takeover effect and, together with the ability of the BB&T Board of Directors to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms of BB&T preferred stock, may delay or prevent takeover attempts not first approved by the BB&T Board of Directors. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and its shareholders.

Control Share Acquisition Act
      The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of specified shareholders to vote newly acquired large blocks of stock. For a description of this statute, see “Comparison of the Rights of BB&T Shareholders and Main Street Shareholders — Anti-takeover Statutes” on page [     ].

Provisions Regarding the BB&T Board of Directors
      BB&T’s Articles of Incorporation and Bylaws separate the BB&T Board of Directors into classes and permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring control of BB&T. For a description of these provisions, see “Comparison of the Rights of BB&T Shareholders and Main Street Shareholders-Board of Directors” on page [     ].

Meeting of Shareholders; Shareholders’ Nominations and Proposals
      Under BB&T’s Bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the BB&T Board of Directors. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders’ meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.
      The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in a change of control in BB&T. See “Comparison of the Rights of BB&T Shareholders and Main Street Shareholders-Shareholder Nominations and Shareholder Proposals” on page [     ].
COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS
AND MAIN STREET SHAREHOLDERS
      When the merger becomes effective, holders of Main Street common stock will become shareholders of BB&T. The following is a summary of the material differences between the rights of holders of BB&T common stock and holders of Main Street common stock. Because BB&T is incorporated under the laws of North Carolina and Main Street is incorporated under the laws of Georgia, the differences in the rights of holders of BB&T common stock and those of holders of Main Street common stock arise from differing provisions of the NCBCA and the GBCC, in addition to differing provisions of their respective Articles of Incorporation and Bylaws.
      The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of Main Street common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the GBCC and the respective governing corporate documents of BB&T and Main Street, to which the shareholders of Main Street are referred.

Summary of Material Differences of the Rights of BB&T and Main Street Shareholders
      (A more complete description of the items in this chart immediately follows.)

	BB&T	Main Street

Authorized Capital Stock	• 1,000,000,000 shares common stock • 5,000,000 shares preferred stock	• 50,000,000 shares of common stock

Special Meetings of Shareholders	• May be called by the Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Secretary, or the Board of Directors	• May be called by the President, the Board of Directors, or shareholders owning an aggregate of not less than two-thirds of the outstanding capital stock

Board of Directors	• Minimum size is three
• Maximum size is 30
• Current size is 15
• Divided into three classes
• May be removed with or without cause at a shareholders’ meeting where the number of votes cast to remove a director exceeds the number of votes cast not to remove a director	• Minimum size is five
• Maximum size is 25
• Current size is nine
• Divided into three classes
• May be removed with cause by the affirmative vote of a majority of the shares then entitled to vote at an election of directors
• May be removed without cause by the affirmative vote of two-thirds of the shares then entitled to vote at an election of directors or by the affirmative vote of a majority of all the Directors

Dividends and Other Distributions	• Subject to statutory and regulatory restrictions	• Subject to substantially similar statutory and regulatory restrictions

Shareholder Nominations and Shareholder Proposals	• Bylaws establish advance notice procedures for shareholder proposals and for the nomination of candidates for election as directors
	• Proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934	• No established advance notice procedures • Proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934

Discharge of Duties; Exculpation and Indemnification	• Directors must discharge duties according to NCBCA
• Directors have no personal liability for monetary damages for certain breaches of duty as a director
• BB&T will indemnify directors and officers against liabilities arising out of his or her status as a director or officer to the fullest extent permitted under applicable law subject to certain exceptions	• Directors must discharge duties according to GBCC
• Similarly, directors have no personal liability for monetary damages for certain breaches of duty as a director
• Main Street will indemnify directors and officers against liabilities arising out of their status as a director or officer for acts believed in good faith to be in or not opposed to the best interests of Main Street subject to certain exceptions

	BB&T	Main Street

Mergers, Share Exchanges and Sales of Assets	• Must be approved by a majority of shareholders except approval of a merger by shareholders of the surviving corporation is not required under certain circumstances	• Substantially the same except, in addition, holders of at least two- thirds of the issued and outstanding shares entitled to vote or more than two-thirds of the Main Street directors then in office must approve the transaction

Anti-Takeover Statutes	• North Carolina Control Share Acquisition Act applies to BB&T • BB&T has opted out of the North Carolina Shareholder Protection Act	• Anti-takeover provisions of the GBCC including control share and fair price provisions require a corporation to adopt bylaws expressly providing for their application. Main Street has not adopted such bylaws.

Amendments to Articles of Incorporation and Bylaws	• Articles may be amended upon approval by a majority of the votes cast within each voting group entitled to vote
• Directors and shareholders may each amend Bylaws, provided that, subject to certain exceptions, Directors may not amend a Bylaw adopted by shareholders	• Amendment of Articles is substantially the same except that certain Articles may only be amended by supermajority votes of either the directors or shareholders
• Directors or shareholders may amend Bylaws by the affirmative vote at a meeting of the Directors or shareholders

Consideration of Business Combinations	• Articles and Bylaws do not set forth specific considerations	• Articles set forth specific considerations including effects on employees, customers, shareholder, and other Main Street constituents

Shareholders’ Rights of Dissent and Appraisal	• No rights available in the merger	• No rights available in the merger
Authorized Capital Stock

BB&T
      BB&T’s authorized capital stock consists of 1,000,000,000 shares of BB&T common stock, par value $5.00 per share, and 5,000,000 shares of BB&T preferred stock, par value $5.00 per share. BB&T’s Articles of Incorporation authorize the BB&T Board of Directors to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T preferred stock in each series. As of December 31, 2005, there were 543,102,080 shares of BB&T common stock outstanding, which excludes shares expected to be issued in pending acquisitions. No shares of BB&T preferred stock were issued and outstanding as of that date.

Main Street
      Main Street’s authorized capital stock consists of 50,000,000 shares of Main Street common stock, no par value per share. As of December 31, 2005, there were 21,502,227 shares of Main Street common stock outstanding.

Special Meetings of Shareholders

BB&T
      BB&T’s Bylaws provide that special meetings of the shareholders of BB&T may be called at any time by BB&T’s Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Secretary, or the Board of Directors.

Main Street
      Main Street’s Bylaws provide that special meetings of the shareholders of Main Street may be called at any time by Main Street’s President and the Board of Directors and shall be called upon the written request of any one or more shareholders owning an aggregate of not less than two-thirds of the outstanding capital stock of Main Street.
Board of Directors

BB&T
      BB&T’s Bylaws provide for a board of directors consisting of not less than three nor more than 30 members as determined from time to time by resolution of a majority of the members of the BB&T Board of Directors or by resolution of the shareholders of BB&T. Currently, the BB&T Board of Directors consists of 15 directors. The BB&T Board of Directors is divided into three classes, with directors serving staggered three-year terms and each class being as nearly equal in number as possible. Under BB&T’s Bylaws, directors may be removed with or without cause at a properly called shareholders’ meeting where the number of votes cast to remove a director exceeds the number of votes cast not to remove a director.

Main Street
      Main Street’s Bylaws provide for a board of directors consisting of not less than five and not more than 25 members. Main Street’s Bylaws require any change in the number of directors be approved by the affirmative vote of holders of two-thirds of the shares then entitled to vote at an election of directors. Currently, the Main Street Board of Directors consists of nine directors. Main Street’s Articles of Incorporation and Bylaws provide that shareholders may remove directors with cause by the affirmative vote of a majority of the shares then entitled to vote at an election of directors and without cause by the affirmative vote of holders of two-thirds of the shares then entitled to vote at an election of directors. Main Street’s Articles of Incorporation provide that the Board of Directors may remove a director for cause by the affirmative vote of a majority of all the Directors then in office.
Dividends and Other Distributions

BB&T
      The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it unable to pay its debts as they become due in the usual course of business or that would result in its total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T’s ability to support its bank subsidiaries.

Main Street
      The GBCC prohibits a Georgia corporation from making any distribution to shareholders, including the payment of cash dividends, if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Main Street’s ability to pay distributions is likewise dependent upon the amount of dividends its receives from its bank subsidiary. Main Street and its bank subsidiary are subject to similar restrictions imposed by regulatory authorities.
Shareholder Nominations and Shareholder Proposals

BB&T
      BB&T’s Bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board of Directors or one of its committees, of candidates for election as directors. BB&T’s Bylaws provide that a shareholder wishing to nominate a candidate for election to the BB&T Board of Directors must, in the case of an annual meeting, submit the nomination in writing to the Secretary of BB&T at least 60 days but no more than 90 days in advance of the first anniversary of the notice date of BB&T’s proxy statement for the preceding year’s annual meeting, and, in the case of a special meeting, submit the notification no later than the tenth day following the notice date of such special meeting. The notification must contain biographical information about the candidate and the shareholder’s name, shareholdings, and any material interests of the shareholder in the nomination. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the Chairman of the meeting. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual or special meeting of shareholders must notify the Secretary of BB&T within the same timeframe as for director nominations. The notice for a shareholder proposal generally must contain: (a) a brief description of the proposal, (b) the name, address, and shareholdings of the shareholder submitting the proposal, and (c) any material interest of the shareholder in the proposal.
      In accordance with Securities and Exchange Commission Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by BB&T at least 120 days before the anniversary of the date that the previous year’s proxy statement was first mailed to shareholders. As provided in rules promulgated under the Exchange Act, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before BB&T begins to print and mail its proxy materials.

Main Street
      Main Street’s Bylaws do not establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the Main Street Board of Directors or one of its committees, of candidates for election as directors.
      Main Street shareholders wishing to submit proposals to be included in the proxy statement and be presented at a regularly scheduled annual meeting of the Main Street shareholders are subject to same requirements under Exchange Act Rule 14a-8 as BB&T shareholders.
Discharge of Duties; Exculpation and Indemnification

BB&T
      The NCBCA requires that a director of a North Carolina corporation discharge his or her duties as a director: (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that the duties of a director weighing a change of control situation are not different, nor is the standard of care any higher, than that which is otherwise provided.
      BB&T’s Articles of Incorporation provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damages for breach of a duty as a director.

BB&T’s Bylaws require BB&T to indemnify its directors and officers, to the fullest extent permitted by applicable law, against liabilities arising out of his or her status as a director or officer, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T. The NCBCA permits a corporation to indemnify or agree to indemnify an individual who is or was a director, officer, employee or agent against liability and expenses in any proceeding (including a proceeding brought on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities, except for activities which were at the time taken known or believed by him to be clearly in conflict with the best interests of the corporation. Further, the NCBCA requires a corporation to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Main Street
      The GBCC requires that a director of a Georgia corporation discharge his or her duties as a director, including his or her duties as a member of a committee: (a) in a manner he or she believes in good faith to be in the best interests of the corporation; and (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances.
      Main Street’s Articles of Incorporation provide that a director is not personally liable for monetary damages to Main Street or its shareholders for breach of any duty as a director, except for liability for: (a) any appropriation, in violation of his or her duties, of any business opportunity of Main Street; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the GBCC dealing with unlawful distributions of corporate assets to shareholders; or (d) any transaction from which the director derived an improper material tangible personal benefit. The GBCC provides that a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding. Main Street’s Bylaws require Main Street to indemnify its directors against liabilities arising out of his or her status as a director if he or she acted in a manner he or she believed in good faith to be in or not opposed to the best interests of Main Street, and, in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Main Street’s Bylaws provide that Main Street may not indemnify a director in connection with a proceeding by or in the right of Main Street in which the director was adjudged liable to Main Street or any other proceeding in which he or she was adjudged liable on the basis that a personal benefit was improperly received by him. Main Street’s Bylaws provide similar indemnification rights to its officers.
Mergers, Share Exchanges and Sales of Assets

BB&T
      The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See “— Anti-Takeover Statutes” below.

Main Street
      The GBCC generally requires that any merger or share exchange must be approved by the corporation’s Board of Directors and by holders of a majority of all shares entitled to vote on the transaction, voting as a single voting group, and holders of a majority of all the shares of each voting group entitled to vote separately on the transaction as a voting group by the Articles of Incorporation. The Main Street Articles of Incorporation require, in addition, that any merger, share exchange or sale of all or substantially all the assets be approved by either (a) holders of at least two-thirds of the issued and outstanding shares entitled to vote; or (b) more than two-thirds of the Main Street directors then in office. Similarly to the NCBCA, approval by the shareholders of the surviving corporation is not required in certain mergers and share exchanges; however, there is no 20% limit on new shares issuable as a result of the merger.
Anti-Takeover Statutes

BB&T
      The North Carolina Control Share Acquisition Act applies to BB&T. This Act is designed to give management of publicly-owned North Carolina corporations based within the state more time and greater control in any hostile tender offer. The Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation, and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.
      The North Carolina Shareholder Protection Act requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain “fair price” requirements. Pursuant to a provision in the BB&T Bylaws, BB&T has elected to opt out of the North Carolina Shareholder Protection Act, as permitted by the Act.

Main Street
      The GBCC requires that certain business combinations with interested shareholders either be approved by certain supermajority votes of the directors and disinterested shareholders or meet certain “fair price” requirements. For these provisions to apply, a corporation must adopt corporate Bylaws expressly providing for their application. Main Street has not adopted such provisions.
Amendments to Articles of Incorporation and Bylaws

BB&T
      The NCBCA generally requires that any amendment to Articles of Incorporation be proposed by the board of directors. The amendment then must approved by a majority of the votes cast within each voting group entitled to vote unless another provision of the NCBCA, the Articles of Incorporation, or the board of directors requires a greater vote. BB&T’s Bylaws provide that BB&T’s Board of Directors has the authority to amend the Bylaws without the assent or vote of the shareholders. The Bylaws also provide that the shareholders of the corporation may amend the Bylaws. The NCBCA provides that unless the Articles of Incorporation or a bylaw adopted by the shareholders provides otherwise, the board of directors may not amend a bylaw approved by the shareholders.

Main Street
      The GBCC generally requires that any amendment to Articles of Incorporation be proposed and recommended to the shareholders by the board of directors. The amendment then must be approved by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment, unless another provision of the GBCC, the Articles of Incorporation, or the board of directors requires a greater vote. Main Street’s Articles of Incorporation provide that certain articles can only be amended by supermajority votes of either the directors or shareholders. These articles include (a) the rights of shareholders to remove directors, (b) the limitation on directors’ personal liability to Main Street for breaches in their duties as directors, (c) the voting requirements for a business combination transaction, and (d) the considerations that the Board of Directors must take into account in approving a business combination transaction.
      Main Street’s Bylaws provide that the Bylaws may be amended by the shareholders at any properly called annual or special meeting of the shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors. The shareholders may provide by resolution that any Bylaw provision repealed, amended, or adopted by them may not be repealed, amended, or adopted by the Board of Directors. Except as otherwise provided in the Articles of Incorporation, action by the shareholders with respect to Bylaws shall be taken by an affirmative vote of holders of a majority of all shares entitled to elect directors, and action by the Board of Directors with respect to Bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.
Consideration of Business Combinations

BB&T
      BB&T’s Articles of Incorporation and Bylaws do not specify any factors to which the BB&T Board of Directors must give consideration in evaluating a transaction involving a potential change in control of BB&T. Further, as stated above, the NCBCA expressly provides that the duties of a director weighing a change of control situation are not different, nor is the standard of care any higher, than that which is otherwise provided.

Main Street
      Main Street’s Articles of Incorporation provide that the Board of Directors, when evaluating any offer of another party to acquire Main Street, shall, in determining what is in the best interests of Main Street and its shareholders, give due consideration to all relevant factors, including without limitation: (a) the short-term and long-term social and economic effects on the employees, customers, shareholders and other constituents of Main Street and its subsidiaries, and on the communities within which Main Street and its subsidiaries operate; and (b) the consideration being offered by the other party in relation to the then-current value of Main Street in a freely-negotiated transaction and in relation to the Board of Directors’ then-estimate of the future value of Main Street as an independent entity.
Shareholders’ Rights of Dissent and Appraisal

BB&T
      The NCBCA provides that dissenters’ rights are not available to the holders of shares of a corporation, such as BB&T, that are either listed on a national securities exchange or held by more than 2,000 record shareholders by reason of a merger, share exchange, or sale or exchange of property unless (a) the Articles of Incorporation of the corporation that issued the shares provide otherwise; or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (i) cash; (ii) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders; or (iii) a combination of cash and such shares. BB&T’s Articles of Incorporation do not authorize any additional dissenters’ rights.

Main Street
      The GBCC provides that dissenters’ rights are not available to the holders of shares of a corporation, such as Main Street, that are either listed on a national securities exchange or held by more than 2,000 record shareholders by reason of a merger, share exchange, or sale or exchange of property unless (a) the Articles of Incorporation of the corporation or a resolution of the board of directors approving the transaction provide otherwise; or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders, with an exception for cash payments in lieu of fractional shares. Main Street’s Articles of Incorporation do not, and Main Street’s Board of Directors have not, authorized any special additional rights.
Liquidation Rights

BB&T
      In the event of the liquidation, dissolution, or winding up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T’s assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.
      Because BB&T is a financial holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary’s creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

Main Street
      In the event of the liquidation, dissolution, or winding up of the affairs of Main Street, holders of outstanding shares of Main Street common stock have substantially similar rights as BB&T shareholders.
      Because Main Street is a financial holding company, its rights, the rights of its creditors and of its shareholders to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors, except to the extent that Main Street may itself be a creditor with recognized claims against the subsidiary.
SHAREHOLDER PROPOSALS
      Main Street does not intend to hold another annual meeting of its shareholders unless the merger agreement is terminated without the merger being completed. In the event that the merger is not completed, any proposal that a shareholder wishes to have presented at the next annual meeting of shareholders and included in Main Street’s proxy materials must have been received at the main office of Main Street, 3500 Lenox Road, Atlanta, Georgia 30326, by December 22, 2005. However, if Main Street holds its 2006 annual meeting of shareholders on or after June 22, 2006, a shareholder proposal must be received within a reasonable time before Main Street begins to print and mail the proxy solicitation materials for its 2006 annual meeting. Any shareholder proposals will be subject to Rule 14a-8 under the Exchange Act. It is urged that any proposals be sent by certified mail, return receipt requested.
OTHER BUSINESS
      The Main Street Board of Directors is not aware of any business to come before the meeting other than those matters described in this proxy statement/ prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited by this proxy statement/ prospectus will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.
LEGAL MATTERS
      The validity of the shares of BB&T common stock offered by this proxy statement/ prospectus has been passed upon by M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation. Ms. Oliver owns shares of BB&T’s common stock and holds options to purchase additional shares of BB&T’s common stock.

EXPERTS
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of BB&T incorporated in this proxy statement/ prospectus by reference to BB&T’s Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Main Street Banks, Inc. included in Main Street Banks, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004, and Main Street Banks, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that Main Street Banks, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described therein), included therein and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      BB&T and Main Street file their annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or certain other information that the companies file with the Securities and Exchange Commission at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” Reports, proxy statements and other information with respect to BB&T should also be available for inspection at the offices of the NYSE. Reports, proxy statements and other information with respect to Main Street should also be available for inspection at the offices of NASDAQ.
      BB&T has filed the registration statement to register with the Securities and Exchange Commission the BB&T common stock to be issued to Main Street shareholders in the merger. This proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of BB&T. As allowed by Securities and Exchange Commission rules, this proxy statement/ prospectus does not contain all the information you can find in BB&T’s registration statement or the exhibits to the registration statement.
      The Securities and Exchange Commission allows Main Street and BB&T to ’incorporate by reference’ information into this proxy statement/ prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this proxy statement/ prospectus, except for any information superseded by information contained directly in this proxy statement/ prospectus or in later filed documents incorporated by reference in this proxy statement/ prospectus.
      This proxy statement/ prospectus incorporates by reference the documents set forth below that Main Street and BB&T have previously filed with the Securities and Exchange Commission and that contain important information about Main Street and BB&T and their businesses.

BB&T Securities and Exchange Commission Filings
(File No. 1-10853)

Annual Report on Form 10-K	For the fiscal year ended December 31, 2004
Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
Current Reports on Form 8-K	Filed January 6, 2005 (under Item 5.02), January 31, 2005 (under Item 5.02), February 28, 2005 (under Item 5.02), February 28, 2005 (under Items 1.01 and 9.01), July 1, 2005 (under Items 8.01 and 9.01), August 17, 2005 (under Items 8.01 and 9.01), August 24, 2005 (under Items 1.01 and 9.01), October 25, 2005 (under Item 8.01), October 31, 2005 (under Item 1.01), November 22, 2005 (under Item 8.01), December 15, 2005 (under Items 8.01 and 9.01), January 5, 2006 (under Item 5.02), and January 12, 2006 (under Items 8.01 and 9.01)
Registration Statement on Form 8-A (describing BB&T’s common stock):	Filed September 4, 1991
Main Street Securities and Exchange Commission Filings
(File No. 0-25128)

Annual Report on Form 10-K	For the fiscal year ended December 31, 2004
Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
Current Reports on Form 8-K	Filed January 19, 2005 (two), February 15, 2005, March 7, 2005, March 28, 2005, April 6, 2005, April 15, 2005, April 20, 2005, April 21, 2005, April 26, 2005, May 6, 2005, May 20, 2005, June 8, 2005, July 12, 2005, July 14, 2005, July 20, 2005, September 1, 2005, October 7, 2005, October 14, 2005, November 2, 2005, December 16, 2005, December 30, 2005, January 6, 2006, January 6, 2006, January 9, 2006, January 12, 2006, and January 17, 2006
      Main Street and BB&T also incorporate by reference additional documents that may be filed with the Securities and Exchange Commission between the date of this proxy statement/ prospectus and (a) in the case of BB&T, the completion of the merger or the termination of the merger agreement and (b) in the case of Main Street, the date of the special meeting of shareholders or, if sooner, the termination of the merger agreement (other than information in such future filings deemed, under Securities and Exchange Commission rules, not to have been filed). These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.
      BB&T has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to BB&T, and Main Street has supplied all such information relating to Main Street before the merger.
      If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the Securities and Exchange Commission or the Securities and Exchange Commission’s Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/ prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/ prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

BB&T Corporation	Main Street Banks, Inc.
Investor Relations	Investor Relations
150 South Stratford Road, Suite 300	3500 Lenox Road
Winston-Salem, North Carolina 27104	Atlanta, Georgia 30326
(336) 733-3058	(770) 786-3441
      If you would like to request documents, please do so by [                    ], 2006 to receive them before the meeting.
      You should rely only on the information contained or incorporated by reference into this proxy statement/ prospectus. BB&T and Main Street have not authorized anyone to provide you with information that is different from that contained in this proxy statement/ prospectus or in any of the materials that have been incorporated by reference into this document. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/ prospectus is dated [          ]. You should not assume that the information contained in this proxy statement/ prospectus is accurate as of any date other than the date of this proxy statement/ prospectus. Neither the mailing of this proxy statement/ prospectus to shareholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

Appendix A
AGREEMENT AND PLAN OF MERGER
dated as of
December 14, 2005
by and between
BB&T CORPORATION
and
MAIN STREET BANKS, INC.

Appendix A-i

Appendix A-ii

AGREEMENT AND PLAN OF MERGER
      This AGREEMENT AND PLAN OF MERGER, dated as of December 14, 2005 (this “Agreement”), is by and between BB&T Corporation (“BB&T”), a North Carolina corporation, having its principal place of business in Winston-Salem, North Carolina, and Main Street Banks, Inc. (“Main Street”), a Georgia corporation, having its principal place of business in Atlanta, Georgia.
RECITALS
      A. The Proposed Transaction. The parties intend to effect a strategic business combination through the merger of Main Street with and into BB&T (the “Parent Merger”).
      B. Board Determination. The Board of Directors of BB&T has determined that the Parent Merger and the other transactions contemplated hereby are consistent with and will further BB&T’s business strategies and goals and is in the best interests of its shareholders and, therefore, has approved the Parent Merger, this Agreement and the plan of merger contained in this Agreement. The Board of Directors of Main Street, in connection with the Merger (as defined herein) and the other transactions contemplated herein, has determined that this Agreement, the Merger and the other transactions contemplated herein are in the best interests of Main Street and its shareholders after giving due consideration to all relevant factors, including the short-term and long-term social and economic interests of the employees, customers, shareholders and other constituents of Main Street and the Main Street Subsidiaries, the communities within which Main Street and the Main Street Subsidiaries operate and the consideration offered by BB&T in relation to the current value of Main Street available in other freely-negotiated transactions or in relation to the Main Street Board of Directors’ estimate of the future value of Main Street as an independent entity, and therefore, has approved the Parent Merger, this Agreement and the plan of merger contained in this Agreement.
      C. Employment and Consulting/ Noncompete Agreements. As an inducement to, and condition of, BB&T’s willingness to enter into this Agreement, as of the date hereof, (i) Samuel B. Hay, III shall have entered into a five-year employment/consulting agreement with BB&T (or its specified Subsidiary) and (ii) Edward C. Milligan and Robert R. Fowler each shall have entered into a three-year consulting/noncompete agreement with BB&T (or its specified Subsidiary), each of which shall be in form and substance reasonably acceptable to such persons and the parties hereto and thereto.
      D. Intended Tax Treatment. The parties intend the Parent Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the “Code”) and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code.
      NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements contained herein, intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
      1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Main Street or any of its Subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, Main Street or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

Appendix A-1

“Agreement to Merge” has the meaning set forth in Section 2.02.

“Bank” means Main Street Bank, a wholly-owned subsidiary of Main Street.

“BB&T 401(k) Plan” has the meaning set forth in Section 6.13(b).

“BB&T Articles” means the Articles of Incorporation of BB&T, as amended.

“BB&T Bank” means Branch Banking and Trust Company, a banking corporation organized under the laws of North Carolina and a wholly-owned subsidiary of BB&T.

“BB&T Board” means the Board of Directors of BB&T.

“BB&T Bonus Plan” has the meaning set forth in Section 6.13(e).

“BB&T Bylaws” means the Bylaws of BB&T, as amended.

“BB&T Common Stock” means the common stock, $5.00 par value, of BB&T.

“BB&T Option Plan” has the meaning set forth in Section 3.06.

“BB&T Preferred Stock” means the preferred stock, par value $5.00 per share, of BB&T.

“BB&T SEC Documents” has the meaning set forth in Section 5.04(f)(i).

“Benefit Plan Determination Date” means the date or dates as determined by BB&T, which date or dates shall be no later than the 60th day after Closing.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Closing” has the meaning set forth in Section 2.04.

“Code” has the meaning set forth in Recital D.

“Company-Owned Stock” shall mean shares of Main Street Stock held by Main Street or any of its Subsidiaries or by BB&T or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

“Compensation and Benefit Plans” has the meaning set forth in Section 5.03(m)(i).

“Consultants” has the meaning set forth in Section 5.03(m)(i).

“Consulting/ Noncompete Agreements” has the meaning set forth in Section 6.13(a).

“Directors” has the meaning set forth in Section 5.03(m)(i).

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Effective Date” means the date on which the Effective Time occurs, as provided for in Section 2.04.

“Effective Time” means the time on the Effective Date as provided for in Section 2.04.

“Employees” has the meaning set forth in Section 5.03(m)(i). All references herein to “employees of Main Street” or “Main Street employees” shall be deemed to mean employees of Main Street, Bank or any of their respective Subsidiaries or affiliates.

“Employer Entity” has the meaning set forth in Section 6.13(b).

“Employment Agreement” has the meaning set forth in Section 6.13(a).

“Employment/ Consulting Agreement” has the meaning set forth in Section 6.13(a).

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the

Appendix A-2

Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, the regulations promulgated thereunder, and their respective state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.03(m)(iii).

“ERISA Affiliate Plan” has the meaning set forth in Section 5.03(m)(iii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.04.

“FDIA” has the meaning set forth in Section 5.03(cc).

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Federal Reserve Board.

“GAAP” means accounting principles generally accepted in the United States.

“GBCC” means the Georgia Business Corporation Code, as amended.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Hazardous Material” means, collectively, (i) any “hazardous substance” as defined by CERCLA, (ii) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, and (iii) other than common office supplies, any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any other applicable Federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as now in effect.

“Indemnified Party” has the meaning set forth in Section 6.12(a).

“Information” has the meaning set forth in Section 6.22.

“IRS” has the meaning set forth in Section 5.03(m)(ii).

The term “knowledge” means, with respect to a party hereto, actual knowledge after reasonable investigation by any officer of that party with the title of not less than a vice president or that party’s in-house counsel, if any.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance of any kind.

“Main Street” has the meaning set forth in the preamble to this Agreement.

“Main Street Affiliate” has the meaning set forth in Section 6.07.

“Main Street Articles” means the Articles of Incorporation of Main Street.

“Main Street Board” means the Board of Directors of Main Street.

“Main Street Bonus Arrangements” has the meaning set forth in Section 6.13(e).

“Main Street Bylaws” means the Bylaws of Main Street.

“Main Street Common Stock” means the common stock, with no par value, of Main Street.

“Main Street Financial Statements” has the meaning set forth in Section 5.03(g).

“Main Street Meeting” has the meaning set forth in Section 6.02.

Appendix A-3

“Main Street Off Balance Sheet Transaction” has the meaning set forth in Section 5.03(u).

“Main Street SEC Documents” has the meaning set forth in Section 5.03(hh).

“Main Street Stock” means Main Street Common Stock.

“Main Street Stock Option” has the meaning set forth in Section 3.06.

“Main Street Stock Plans” means the option plans and agreements of Main Street and its Subsidiaries pursuant to which rights to purchase Main Street Common Stock are outstanding immediately prior to the Effective Time pursuant to the 1999 Directors Stock Option Plan, the 2000 Directors Stock Option Plan and the Omnibus Stock Ownership and Long-term Incentive Plan.

“Material Adverse Effect” means, with respect to Main Street or BB&T, any effect that (i) is material and adverse to the financial position, results of operations or business of Main Street and its Subsidiaries taken as a whole, or BB&T and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Main Street or BB&T to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or Governmental or Regulatory Authorities or changes in GAAP or applicable regulatory accounting principles, (b) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (c) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (d) actions or omissions of a party which have been waived in accordance with Section 9.02 hereof, (e) any modifications or changes made by Main Street to its general business practices or policies so as to be consistent with the practices or policies of BB&T; or (f) announcement of the transactions contemplated by this Agreement and completion of the transactions contemplated by this Agreement.

“Material Contracts” has the meaning set forth in Section 5.03(k).

“Merger” collectively refers to the Parent Merger and the Subsidiary Merger, as set forth in Section 2.01 and Section 2.02, respectively.

“Merger Consideration” has the meaning set forth in Section 3.01.

“NASD” means The National Association of Securities Dealers.

“NASDAQ” means the NASDAQ Stock Market, Inc.

“NCBCA” shall mean the North Carolina Business Corporation Act, as amended.

“New Certificates” has the meaning set forth in Section 3.04.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Old Certificates” has the meaning set forth in Section 3.04.

“Parent Merger” has the meaning set forth in Recital A.

“Pension Plan” has the meaning set forth in Section 5.03(m)(ii).

“Person” has the meaning set forth in Section 5.03(k)(D).

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule. Disclosure of any information, agreement, or other item in a party’s Disclosure Schedule referenced by a particular Section in this Agreement shall, should the existence of such information, agreement, or other item or its contents be relevant to any other Section, be deemed to be disclosed with respect to that Section only if such Section of the Disclosure Schedule contains such information or a specific cross-

Appendix A-4

reference to such other relevant Section (including any specific items or information within such Section) of the Disclosure Schedule.

“Proxy/ Prospectus” has the meaning set forth in Section 6.03(a).

“Proxy Statement” has the meaning set forth in Section 6.03(a).

“Registration Statement” has the meaning set forth in Section 6.03(a).

“Regulatory Authority” shall mean any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities (including, without limitation, the North Carolina State Banking Commission, the Georgia Department of Banking and Finance, the FRB, the FDIC and the SEC).

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder.

“SBA” means the Small Business Administration.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Stock Exchange Ratio” has the meaning set forth in Section 3.01.

“Subsidiary”, “Subsidiaries” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary Merger” has the meaning set forth in Section 2.02.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Laws” has the meaning set forth in Section 5.03(o).

“Takeover Provisions” has the meaning set forth in Section 5.03(o).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“Transferred Employee” has the meaning set forth in Section 6.13(b).

Appendix A-5

ARTICLE II
THE MERGER
      2.01 The Parent Merger. At the Effective Time, (i) Main Street shall be merged with and into BB&T, and (ii) the separate corporate existence of Main Street shall cease and BB&T shall survive and continue to exist as a North Carolina corporation (BB&T, as the surviving corporation in the Parent Merger, sometimes being referred to herein as the “Surviving Corporation”). The BB&T Articles, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, and the BB&T Bylaws, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation. BB&T may at any time prior to the Effective Time change the method of effecting the Merger (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Main Street Stock as provided for in Article III of this Agreement (subject to adjustment as provided in Section 3.05), (ii) adversely affect the tax treatment of Main Street’s shareholders as a result of receiving the Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.
      2.02 The Subsidiary Merger. At the time specified by BB&T Bank in its Articles of Merger filed with the North Carolina Secretary of State (which shall not be earlier than the Effective Time), Bank shall merge with and into BB&T Bank (the “Subsidiary Merger”) pursuant to an agreement to merge (the “Agreement to Merge”) to be executed by Bank and BB&T Bank and filed with the North Carolina Secretary of State and the Georgia Secretary of State, as required. Upon consummation of the Subsidiary Merger, the separate corporate existence of Bank shall cease and BB&T Bank shall survive and continue to exist as a North Carolina state banking corporation. (The Parent Merger and the Subsidiary Merger shall sometimes collectively be referred to herein as the “Merger”.)
      2.03 Effectiveness of the Parent Merger. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Parent Merger shall become effective upon the occurrence of the filing of articles of merger with the North Carolina Secretary of State in accordance with Section 55-11-05 of the NCBCA and the filing of articles of merger with the Georgia Secretary of State in accordance with Sections 14-2-1105 and 14-2-1106 of the GBCC, or such later date and time as may be set forth in such filings (the time the Merger becomes effective on the Effective Date being referred to as the “Effective Time”).
      2.04 Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place in the offices of the BB&T Legal Department at 200 West Second Street, Third Floor, Winston-Salem, North Carolina, at 11:00 a.m. on (i) the date designated by BB&T that is within thirty (30) days following the satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing (the “Effective Date”); provided, however, that no such election shall cause the Effective Date to fall after the date specified in Section 8.01(c) hereof or after the date or dates on which any Regulatory Authority approval or any extension thereof expires, or (ii) such other date to which the parties may agree in writing.
ARTICLE III
CONSIDERATION; EXCHANGE PROCEDURES
      3.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Parent Merger and without any action on the part of any Person, each share of Main Street Common Stock (excluding Company-Owned Stock and shares of Main Street Common Stock held by BB&T) issued and outstanding immediately prior to the Effective Time shall be converted into shares of BB&T Common Stock (the “Merger Consideration”) based upon a fixed exchange ratio of .6602 of a

Appendix A-6

share of BB&T Common Stock for each share of Main Street Common Stock (subject to adjustment as set forth in Section 3.05, the “Stock Exchange Ratio”).
      (a) Company-Owned Stock and Shares Held by BB&T. Each share of Main Street Common Stock held as Company-Owned Stock or held by BB&T immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.
      (b) Outstanding BB&T Common Stock. Each share of BB&T Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.
      3.02 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Main Street Common Stock shall cease to be, and shall have no rights as, shareholders of Main Street, other than to receive any dividend or other distribution with respect to such Main Street Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article III, and each certificate previously representing any such shares of Main Street Common Stock shall thereafter represent only the right to receive without interest (i) the number of whole shares of BB&T Common Stock and (ii) cash in lieu of fractional shares into which the shares of Main Street Common Stock represented by such certificate have been converted pursuant to this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of Main Street or the Surviving Corporation of any shares of Main Street Stock.
      3.03 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of BB&T Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, BB&T shall pay to each holder of Main Street Common Stock who would otherwise be entitled to a fractional share of BB&T Common Stock (after taking into account all Old Certificates (as defined below) delivered by such holder) an amount in cash (without interest) determined by multiplying such fractional share of BB&T Common Stock to which the holder would be entitled by the average of the last sale price of BB&T Common Stock (as reported on NYSEnet.com or, if not reported thereon, in another authoritative source) for the five (5) trading days immediately preceding the Effective Date.
      3.04 Exchange Procedures. (a) At or after the Effective Time, BB&T shall cause BB&T Bank (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing shares of Main Street Common Stock (“Old Certificates”), to exchange for outstanding shares of Main Street Common Stock in accordance with this Article III, certificates representing shares of BB&T Common Stock (“New Certificates”) and an estimated amount of cash to the extent there are any fractional shares (together with any dividends or distributions with a record date occurring on or after the Effective Date with respect thereto without any interest on any such cash, dividends or distributions).
      (b) As promptly as practicable after the Effective Date, upon the shareholder’s delivery to the Exchange Agent of Old Certificates owned by such shareholder representing shares of Main Street Common Stock (or an indemnity affidavit reasonably satisfactory to BB&T and the Exchange Agent, if any, if such certificates are lost, stolen or destroyed), BB&T shall cause New Certificates into which such shares of Main Street Common Stock are converted on the Effective Date to be delivered to such shareholder and/or any check in respect of cash to be paid as part of the Merger Consideration (in respect of any fractional share interests, dividends or distributions that such shareholder shall be entitled to receive). No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions that any such shareholder shall be entitled to receive pursuant to this Article III.
      (c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Main Street Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
      (d) No dividends or other distributions with respect to BB&T Common Stock with a record date occurring on or after the Effective Date shall be paid to the record holder of any unsurrendered Old Certificate representing shares of Main Street Common Stock converted in the Merger into the right to receive shares of such BB&T Common Stock until the holder thereof has delivered properly endorsed Old Certificates in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such

Appendix A-7

dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of BB&T Common Stock on or after the Effective Date, and which such holder had the right to receive upon surrender of the Old Certificates.
      3.05 Anti-Dilution Provisions. In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding between the date hereof and the Effective Date as a result of a stock split, stock dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction and the record date therefor shall be prior to the Effective Date, the Stock Exchange Ratio shall be proportionately adjusted.
      3.06 Options. (a) On the Effective Date, whether or not then exercisable, each outstanding option to purchase shares of Main Street Common Stock under the Main Street Stock Plans (each, a “Main Street Stock Option”) shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Main Street Stock Option in accordance with the terms of the Main Street Stock Plans, except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for Main Street and the relevant committee of Main Street’s Board of Directors for purposes of administering the Main Street Stock Plans, (ii) each Main Street Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Main Street Stock Option shall be the number of whole shares of BB&T Common Stock (omitting any fractional share) determined by multiplying the number of shares of Main Street Common Stock subject to such Main Street Stock Option immediately prior to the Effective Time by the Stock Exchange Ratio, and (iv) the per share exercise price under each such Main Street Stock Option shall be adjusted by dividing the per share exercise price under each such Main Street Stock Option by the Stock Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may, at its election, substitute as of the Effective Time options under the BB&T Corporation 2004 Stock Incentive Plan or any other duly adopted comparable plan (in either case, the “BB&T Option Plan”) for all or a part of the Main Street Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Main Street Stock Options and shall be tax neutral to the option holder; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Main Street Stock Option Agreements and the Main Street Stock Plans governing each Main Street Stock Option. BB&T shall cause each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Commission Rule 16b-3, as a condition to such conversion or substitution, to be approved in accordance with the provisions of Rule 16b-3. Each Main Street Stock Option that is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. Each Main Street Stock Option that is intended to be exempt from the application of Code Section 409A and related regulations or other guidance shall be subject to adjustment as necessary in order to comply with Prop. Reg. §1.409A-1(b)(5)(v)(D), or any successor provisions thereto. BB&T and Main Street agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.06. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. Within five business days after the Effective Time, if BB&T has not already done so, BB&T shall file a registration statement on Form S-3 or Form S-8 (or any successor or other appropriate form), as the case may be, with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstandi ng. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the Main Street Stock Plans assumed pursuant to this Section 3.06 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. Main Street hereby represents that the Main Street Stock Plans in their current forms comply with Rule 16b-3 to the extent, if any, required as of the date hereof.

Appendix A-8

      (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant’s rights pursuant thereto.
      (c) Eligibility to receive stock option grants following the Effective Time with respect to BB&T Common Stock shall be determined by BB&T in accordance with its plans and procedures as in effect from time to time, and subject to any contractual obligations.
ARTICLE IV
ACTIONS PENDING ACQUISITION
      4.01 Forbearances of Main Street. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement and/or Previously Disclosed on the Disclosure Schedule, without the prior written consent of BB&T, Main Street will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct the business of Main Street and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, has or is reasonably likely to have an adverse affect upon Main Street’s ability to perform any of its material obligations under this Agreement, or enter into any new material line of business or materially change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental or Regulatory Authority.

(b) Capital Stock. Other than pursuant to Rights to be issued as Previously Disclosed and as to Rights outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Main Street Stock or any Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional shares of Main Street Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights, except as Previously Disclosed.

(c) Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend, other than (A) quarterly cash dividends on Main Street Stock in an amount not to exceed the per share amount declared and paid in accordance with past practices, with record and payment dates as indicated in Section 6.15 hereof, and (B) dividends from any Main Street Subsidiaries to Main Street, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Main Street or its Subsidiaries (other than the Employment Agreement and the Consulting and Noncompete Agreements described in Section 6.13 or as Previously Disclosed), or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) for other changes that are required by applicable law, and (iii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof.

(e) Benefit Plans. Enter into, establish, adopt or amend (except (i) as may be required by applicable law, (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (iii) the regular annual renewal of insurance contracts) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Main Street or its

Appendix A-9

Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(f) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business or as Previously Disclosed.

(g) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity.

(h) Governing Documents. Amend the Main Street Articles, Main Street Bylaws (or similar governing documents) or the Articles of Incorporation or Bylaws (or similar governing documents) of any of Main Street’s Subsidiaries.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles.

(j) Contracts. Except in the ordinary course of business consistent with past practice or in connection with this Agreement or the transactions contemplated by this Agreement, enter into or terminate any Material Contract (as defined in Section 5.03(k)) or amend or modify in any material respect any of its existing Material Contracts.

(k) Claims. Except in the ordinary course of business consistent with past practice or in connection with this Agreement or the transactions contemplated by this Agreement, settle any claim, action or proceeding which, individually or in the aggregate for all such settlements, is material to Main Street and its Subsidiaries.

(l) Adverse Actions. Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation or Governmental or Regulatory Authority.

(m) Risk Management. Except pursuant to applicable law or regulation or Governmental or Regulatory Authority or as Previously Disclosed, (i) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk and other risk.

(n) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

(o) Capital Expenditures. Make any capital expenditure or commitments with respect thereto in an amount in excess of $50,000 for any item or project, or $250,000 in the aggregate for any related items or projects, except as Previously Disclosed or as have been previously committed to prior to the date hereof.

(p) New Offices, Office Closures, Etc. Close or relocate any offices at which business is conducted or open any new offices or ATMs, except as Previously Disclosed.

(q) Taxes. (1) Fail to prepare and file or cause to be prepared and filed in a manner consistent with past practice all Tax Returns (whether separate or consolidated, combined, group or unitary Tax Returns that include Main Street or any of its Subsidiaries) that are required to be filed (with extensions)

Appendix A-10

on or before the Effective Date; provided, however, that BB&T shall have a reasonable opportunity, beginning at least fifteen (15) days prior to the due date thereof, to review and comment on the form and substance of any Tax Returns relating to the U.S. Federal income tax, or Georgia State franchise tax, or (2) make, change or revoke any material election in respect of Taxes, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund in respect of Taxes.

(r) Commitments. Agree or commit to do any of the foregoing items in this Section 4.01, except as Previously Disclosed.

      4.02 Forbearances of BB&T. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement and/or disclosed in the Disclosure Schedule, without the prior written consent of Main Street, BB&T will not, and will cause each of its Subsidiaries not to:

(a) Extraordinary Dividend. Declare, set aside, make or pay any extraordinary or special dividends on shares of BB&T Common Stock or make any other extraordinary or special distributions in respect of any of its capital stock.

(b) Governing Documents. Amend the BB&T Articles, BB&T Bylaws or the Articles of Incorporation or Bylaws of any BB&T Subsidiaries in a manner that would adversely affect the economic or other benefits of the Merger to the holders of Main Street Common Stock or to the employees of Main Street and the Main Street Subsidiaries.

(c) Adverse Actions. Agree, commit or take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation or Governmental or Regulatory Authority.

(d) Commitments. Agree or commit to do any of the foregoing in this Section 4.02.
ARTICLE V
REPRESENTATIONS AND WARRANTIES
      5.01 Disclosure Schedules. On or prior to the date hereof, BB&T has delivered to Main Street a schedule and Main Street has delivered to BB&T a schedule (each respectively, its “Disclosure Schedule”) setting forth, among other things, items, the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its respective covenants contained in Article IV and Article VI; provided, however,the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception, fact, event or circumstance, or that such item is reasonably likely to have, or result in, a Material Adverse Effect on the party making the representation.
      5.02 Standard. No representation or warranty of Main Street or BB&T contained in Section 5.03 or 5.04 (other than representations and warranties contained in Section 5.03(b), which shall be true in all respects except for de minimus variations) shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04 has had, or is reasonably likely to have, a Material Adverse Effect with respect to Main Street or BB&T, as the case may be.

Appendix A-11

      5.03 Representations and Warranties of Main Street. Subject to Sections 5.01 and 5.02 and except as Previously Disclosed, Main Street hereby represents and warrants to BB&T:

(a) Organization, Standing and Authority. Main Street is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Main Street is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Bank is a Georgia state bank chartered under the Financial Institutions Code of Georgia, is a non-member bank of the Federal Reserve and is duly organized, validly existing and in good standing under the laws of the State of Georgia. Bank is duly qualified to do business and is in good standing in the State of Georgia and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) Capital Structure of Main Street. The authorized capital stock of Main Street consists of 50,000,000 shares of Main Street Common Stock, with no par value, of which 21,484,577 shares were outstanding as of November 30, 2005. The outstanding shares of Main Street Common Stock have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and are not subject to any preemptive rights (and were not issued in violation of any preemptive rights). As of November 30, 2005, except as set forth in its Disclosure Schedule, Main Street did not have any Rights issued or outstanding with respect to Main Street Common Stock, and Main Street did not have any commitment to authorize, issue or sell any Main Street Common Stock or Rights, except pursuant to this Agreement.

(c) Subsidiaries.

(i) (A) Main Street has Previously Disclosed a list of all of its Subsidiaries, together with the jurisdiction of organization of each such Subsidiary, (B) except as Previously Disclosed, Main Street owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of Main Street’s Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by Main Street or its Subsidiaries are fully paid and nonassessable and are owned by Main Street or its Subsidiaries free and clear of any Liens.

(ii) Main Street does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

(iii) Each of Main Street’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(iv) Each Subsidiary of Main Street that is a bank (as defined in the BHC Act) is an “insured bank” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

(d) Corporate Power; Authorized and Effective Agreement. Each of Main Street and its Subsidiaries has full corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Main Street has the corporate power and authority to execute, deliver and perform its obligations under this Agreement, including the execution and filing of the articles of merger with the Georgia Secretary of State, subject to receipt of the necessary shareholder and Regulatory Authority approvals. Bank has the corporate power and authority to consummate the Subsidiary Merger and the Agreement to Merge as contemplated by this Agreement, subject to receipt of the necessary Regulatory Authority approvals.

Appendix A-12

(e) Corporate Authority. Subject to receipt of the requisite adoption of this Agreement by the holders of a majority of the outstanding shares of Main Street Common Stock entitled to vote thereon (which is the only shareholder vote required thereon), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Main Street and the Main Street Board prior to the date hereof. This Agreement is a valid and legally binding obligation of Main Street, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Regulatory Filings; No Defaults.

(i) Except as Previously Disclosed, no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Main Street or any of its Subsidiaries in connection with the execution, delivery or performance by Main Street of this Agreement or to consummate the Merger except for (A) filings of applications, notices and the Agreement to Merge, as applicable, with federal and state banking authorities, (B) filings with state securities authorities, if any, (C) the filings of the articles of merger with the North Carolina Secretary of State pursuant to the NCBCA and the articles of merger with the Georgia Secretary of State pursuant to the GBCC and (D) any notices to or filings with the SBA. As of the date hereof, Main Street is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt of the regulatory and shareholder approvals referred to above and the expiration of certain regulatory waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, Rule or regulation or any judgment, decree, order, governmental permit or license, or Material Contract as defined in Section 5.01(k), indenture or instrument of Main Street or of any of its Subsidiaries or to which Main Street or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Main Street Articles or the Main Street Bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g) Financial Statements; Internal Controls.

(i) Main Street has previously delivered to BB&T true and complete copies of (A) its balance sheets as of December 31, 2002, 2003 and 2004 and the related statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, including the footnotes thereto, if any, additional or supplemental information supplied therewith and the report prepared in connection therewith by the independent certified public accountants auditing such financial statements; and (B) its interim unaudited quarterly financial statements for the quarters beginning after December 31, 2004 and ending on September 30, 2005 (as to each, the “Last Report Date”). The documents described in clauses (A) and (B) above (collectively, the “Main Street Financial Statements”):

(1) are true, complete and correct;

(2) are in accordance with the books and records of Main Street;

(3) fairly and accurately presents the financial condition of Main Street as of the dates thereof, and the results of operations for the periods then ended, as applicable (except in each case as may be noted therein and subject, in the case of unaudited interim financial statements, to the absence of notes and to normal year-end adjustments that are not material in amount or in effect);

Appendix A-13

(4) were prepared on a consistent basis throughout the periods involved; and

(5) have been prepared in accordance with GAAP (except in each case as may be noted therein and subject, in the case of unaudited interim financial statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect).

(ii) Neither Main Street nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Main Street included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2002 or in connection with this Agreement and the transactions contemplated hereby.

(iii) The records, systems, controls, data and information of Main Street and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Main Street or its Subsidiaries or Main Street’s accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below in this Section 5.03(g)(iii). Main Street (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15 promulgated under the Exchange Act) to ensure that material information relating to Main Street, including its consolidated Subsidiaries, is made known to the management of Main Street by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Main Street’s outside auditors and the audit committee of Main Street’s Board of Directors (y) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 promulgated under the Exchange Act) that are reasonably likely to adversely affect Main Street’s ability to record, process, summarize and report financial information and (z) any fraud, whether or not material, that involves management or other employees who have a significant role in Main Street’s internal control over financial reporting. These disclosures were made in writing by management to Main Street’s auditors and audit committee and a copy has previously been made available to BB&T. As of the date hereof and except as Previously Disclosed, there is no reason to believe that Main Street’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Sections 302, 404 and 906 of the Sarbanes-Oxley Act, without qualification (except to the extent expressly permitted by such rules and regulations), when next due.

(iv) Since December 31, 2004 (A) through the date hereof, neither Main Street nor any of its Subsidiaries nor, to Main Street’s knowledge, any director, officer, employee, auditor, accountant or representative of Main Street or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Main Street or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Main Street or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Main Street or any of its Subsidiaries, whether or not employed by Main Street or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Main Street or any of it Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Main Street or any committee thereof or to any director or officer of Main Street.

(h) Litigation. Except as Previously Disclosed, there is no suit, action, investigation, audit or proceeding (whether judicial, arbitral, administrative or other) pending or, to Main Street’s knowledge,

Appendix A-14

threatened against or affecting Main Street or any of its Subsidiaries, nor is there any judgment, decree, injunction, Rule or order of any Governmental Authority or arbitration outstanding against Main Street or any of its Subsidiaries.

(i) Regulatory Matters.

(i) Neither Main Street nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities.

(ii) Neither Main Street nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission nor to its knowledge has any Regulatory Authority commenced an investigation in connection therewith.

(j) Compliance with Laws. Except as Previously Disclosed, each of Main Street and its Subsidiaries:

(i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (which includes a CRA Rating of “satisfactory” or better), the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Main Street’s knowledge, no suspension or cancellation of any of them is threatened;

(iii) has not received, since December 31, 2002, any notification or communication from any Governmental Authority (A) asserting that Main Street or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Main Street’s knowledge, do any grounds for any of the foregoing exist); and

(iv) is in compliance with all applicable listing standards and corporate governance and other rules and regulations of the NASDAQ.

(k) Material Contracts; Defaults. (i) Except as set forth in Main Street’s Disclosure Schedule, neither Main Street nor any of its Subsidiaries is a party to or is bound by any contract of the following types as of the date of this Agreement, nor is any such contract presently being negotiated or discussed:

(A) Any contract involving commitments to others to make capital expenditures or purchases or sales in excess of $20,000 in any one case or $100,000 in the aggregate in any period of 12 consecutive months;

(B) Any contract relating to any direct or indirect indebtedness of Main Street or its Subsidiaries for borrowed money (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit), or any conditional sales contracts, chattel mortgages, equipment lease agreements and other security arrangements with respect to personal property with an obligation in excess of $25,000 in any one case or $100,000 in the aggregate in any period of 12 consecutive months;

Appendix A-15

(C) Any employment, severance, consulting or management services contract or any confidentiality or proprietary rights contract with any employee of Main Street or any of its Subsidiaries;

(D) Any contract containing covenants limiting the freedom of Main Street or any of its Subsidiaries to compete in any line of business or with any individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity (each, a “Person”) or in any area or territory;

(E) Any partnership, joint venture, limited liability company arrangement or other similar agreement;

(F) Any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, issuance, or other plan or arrangement for the benefit of Main Street’s or any of its Subsidiaries’ current or former directors, officers, and employees;

(G) Any license agreement, either as licensor or licensee, or any other contract of any type relating to any patent, trademark or trade name, except for license agreements relating to off-the-shelf software or software components pursuant to a non-negotiable standard form or “shrink wrap” license or where the aggregate purchase price for the license is less than $5,000;

(H) Any contract with any director, officer or key employee of Main Street or any of its Subsidiaries or any arrangement under which Main Street or any of its Subsidiaries has advanced or loaned any amount to any of their directors, officers, and employees;

(I) Any contract, whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor involving money or property and having an obligation in excess of $25,000 in any one case or $100,000 in the aggregate in a period of 12 consecutive months;

(J) Other than this Agreement and the ancillary agreements being executed in connection with this Agreement, any contract providing for the acquisition or disposition of any portion of Main Street or any of its Subsidiaries;

(K) Any contract that requires the payment of royalties;

(L) Any contract under which the consequences of a breach, violation or default would reasonably be expected to have a Material Adverse Effect on Main Street or any of its Subsidiaries as presently conducted;

(M) Any contract pursuant to which Main Street or any of its Subsidiaries has any obligation to share revenues or profits derived from Main Street or any of its Subsidiaries with any other entity;

(N) Any contract between (i) Main Street or any of its Subsidiaries, on the one hand, and any officer, director, employee or consultant of Main Street or any of its Subsidiaries, or any natural person related by blood or marriage to such natural person, on the other hand, and (ii) Main Street or any of its Subsidiaries, on the one hand, and any employee of Main Street or any of its Subsidiaries, on the other hand (collectively, “Affiliate Agreements”); and

(O) Any other legally binding contract not of the type covered by any of the other items of this Section 5.03(k) involving money or property and having an obligation in excess of $100,000 in the aggregate in any period of 12 consecutive months.

(ii) “Material Contracts” shall mean those contracts on Main Street’s Disclosure Schedule listed under Section 5.03(k). All of the Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms (A) as to Main Street or any of its Subsidiaries, as the case may be, and (B) to the knowledge of Main Street, as to the other parties to

Appendix A-16

such Material Contracts. Except as disclosed in Main Street’s Disclosure Schedule, Main Street and/or its Subsidiaries, as applicable, and to the knowledge of Main Street, each other party to the Material Contracts, has performed and is performing all material obligations, conditions and covenants required to be performed by it under the Material Contracts. Neither Main Street nor any of its Subsidiaries, and to the knowledge of Main Street, no other party, is in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and neither Main Street nor any of its Subsidiaries, and to the knowledge of Main Street, no other party, has received any notice that any of the Material Contracts will be terminated or will not be renewed. Neither Main Street nor any of its Subsidiaries, has received from or given to any other Person any notice of default or other violation under any of the Material Contracts, nor, to the knowledge of Main Street, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default thereunder.

(l) No Brokers or Finder’s Fees. No action has been taken by Main Street that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except for a fee to be paid to Burke Capital Group, LLC.

(m) Employee Benefit Plans.

(i) Section 5.03(m)(i) of Main Street’s Disclosure Schedule contains a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements maintained or contributed to by Main Street or any of its Subsidiaries and in which any employee or former employee (the “Employees”), consultant or former consultant (the “Consultants”) or director or former director (the “Directors”) of Main Street or any of its Subsidiaries participates or to which any such Employees, Consultants or Directors are a party (the “Compensation and Benefit Plans”). Neither Main Street nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan, except as otherwise contemplated by Section 4.01(e) of this Agreement.

(ii) Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and in substantial compliance with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) or opinion letter, as applicable, from the Internal Revenue Service (“IRS”), and Main Street is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of Main Street, threatened legal action, suit or claim relating to the Compensation and Benefit Plans other than routine claims for benefits thereunder. To Main Street’s knowledge, neither Main Street nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject Main Street or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

Appendix A-17

(iii) None of the Compensation and Benefit Plans is subject to Title IV of ERISA. No liability under Title IV of ERISA has been or is expected to be incurred by Main Street or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (an “ERISA Affiliate”) which is considered one employer with Main Street under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an “ERISA Affiliate Plan”). No ERISA Affiliate Plan is subject to Title IV of ERISA. None of Main Street, any of its Subsidiaries or any ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. To the knowledge of Main Street, there is no pending investigation or enforcement action by the Department of Labor or IRS or any other governmental agency with respect to any Compensation and Benefit Plan.

(iv) All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan have been timely made in cash or have been reflected on the Main Street Financial Statements (as defined in Section 5.03(g)) as of September 30, 2005. Neither any Pension Plan nor any ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA.

(v) Neither Main Street nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. There has been no communication to Employees by Main Street or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(vi) Main Street and its Subsidiaries do not maintain any Compensation and Benefit Plans covering foreign Employees.

(vii) With respect to each Compensation and Benefit Plan, if applicable, Main Street has provided or made available to BB&T true and complete copies of existing: (A) Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) two most recently filed Form 5500s; (D) most recent actuarial report and financial statement; (E) the most recent summary plan description; (F) all top hat notices filed with the Department of Labor; (G) most recent determination letter issued by the IRS; (H) any Form 5310 or Form 5330 filed with the IRS; and (I) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

(viii) Except as disclosed on Section 5.03(m)(viii) of Main Street’s Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(ix) Neither Main Street nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(x) Except as disclosed on Section 5.03(m)(x) of Main Street’s Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of BB&T, Main Street or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment”

Appendix A-18

to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code) of Main Street on a consolidated basis, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(xi) Section 5.03(m)(xi) of Main Street’s Disclosure Schedule identifies each Compensation and Benefit Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Code Section 409A and associated Treasury Department guidance, including IRS Notice 2005-1 and Proposed Treasury Regulations Sections 1.409A-1 et seq.(collectively “409A”) (each such plan a “NQDC Plan”). Except as provided in Section 5.03(m)(xi) of Main Street’s Disclosure Schedule, each NQDC Plan has been operated, notwithstanding any terms to the contrary, in good faith compliance with 409A, to the extent required under 409A.

(n) Labor Matters. Neither Main Street nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Main Street or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Main Street or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Main Street’s knowledge, threatened, nor is Main Street aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Takeover Laws. Main Street has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”; “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”) applicable to it, including, without limitation, the State of Georgia. Main Street has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of Main Street’s or its Subsidiaries’ Articles of Incorporation or Bylaws concerning “business combination”, “fair price”, “voting requirement”, “constituency requirement” or other related provisions (collectively, the “Takeover Provisions”).

(p) Environmental Matters. Except as Previously Disclosed, to Main Street’s knowledge, neither the conduct nor operation of Main Street or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Main Street’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither Main Street nor any of its Subsidiaries has used or stored any Hazardous Material in, on, or at any property presently or previously owned, leased or operated by any of them in violation of any Environmental Law. To Main Street’s knowledge, neither Main Street nor any of its Subsidiaries has received any notice from any Person that Main Street or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property. Neither Main Street nor any of its Subsidiaries is the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. Main Street and each of its Subsidiaries has timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by any of them and has generated and maintained all required records and data under all applicable Environmental Laws.

Appendix A-19

(q) Tax Matters. (i) All Tax Returns that are required to be filed by or with respect to Main Street and its Subsidiaries have been duly filed, (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been paid in full, (iii) except as Previously Disclosed, the Tax Returns referred to in clause (i) have been examined by the IRS or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (iv) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (v) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and (vi) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of Main Street or its Subsidiaries. Main Street has made or will make available to BB&T true and correct copies of the United States federal income Tax Returns filed by Main Street and its Subsidiaries for each of the three most recent fiscal years ended on or before December 31, 2004. Neither Main Street nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the period ended December 31, 2004 in excess of the amounts accrued with respect thereto that are reflected in the Main Street Financial Statements (as defined in Section 5.03(g)). As of the date hereof, neither Main Street nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(ii) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

(r) Risk Management Instruments. All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Main Street’s own account, or for the account of one or more of Main Street’s Subsidiaries or their customers (all of which are listed on Main Street’s Disclosure Schedule), were entered into by Main Street or Main Street’s Subsidiaries (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Main Street or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Main Street nor its Subsidiaries, nor to Main Street’s knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(s) Books and Records. The books and records of Main Street and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein.

(t) Insurance. Main Street’s Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by Main Street or its Subsidiaries. Main Street and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Main Street reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; Main Street and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(u) Main Street Off Balance Sheet Transactions. Section 5.03(u) of Main Street’s Disclosure Schedule sets forth a true and complete list of all affiliated Main Street entities, including without limitation all special purpose entities, limited purpose entities and qualified special purpose entities, in which Main Street or any of its Subsidiaries or any officer or director of Main Street or any of its Subsidiaries has an economic or management interest and with which Main Street or its Subsidiaries conducts business. Section 5.03(u) of Main Street’s Disclosure Schedule also sets forth a true and

Appendix A-20

complete list of all transactions, arrangements, and other relationships between or among any such Main Street affiliated entity, Main Street, any of its Subsidiaries, and any officer or director of Main Street or any of its Subsidiaries that are not reflected in the consolidated financial statements of Main Street (each, a “Main Street Off Balance Sheet Transaction”), along with the following information with respect to each such Main Street Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to Main Street or any of its Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require Main Street or any of its Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on Main Street or any of its Subsidiaries.

(v) Disclosure. The representations and warranties contained in this Section 5.03 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.

(w) Material Adverse Change. Except as Previously Disclosed, Main Street has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2004 that has had a Material Adverse Effect on Main Street.

(x) Absence of Undisclosed Liabilities. Except as Previously Disclosed, neither Main Street nor any of its Subsidiaries has any liability (contingent or otherwise) that is material to Main Street on a consolidated basis, or that, when combined with all liabilities as to similar matters would be material to Main Street on a consolidated basis, except as disclosed in the Main Street Financial Statements (as defined in Section 5.03(g)).

(y) Properties. Main Street and its Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on the Main Street Financial Statements (as defined in Section 5.03(g)) as being owned by Main Street as of September 30, 2005 or acquired after such date, except (i) statutory liens for amounts not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business, and (v) liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which Main Street or any of its Subsidiaries, as lessee, leases real or personal property (except for leases that have expired by their terms or that Main Street or any such Subsidiary has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to Main Street’s knowledge, the lessor.

(z) Loans. Each loan reflected as an asset in the Main Street Financial Statements (as defined in Section 5.03(g)) and each balance sheet date subsequent thereto (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as Previously Disclosed, as of November 30, 2005, Bank is not a party to a loan, including any loan guaranty, with any director, executive officer or 5% shareholder of Main Street or any of its Subsidiaries or any Person controlling, controlled by or under common control with any of the foregoing. All loans and extensions of credit that have been made by Bank that are subject either to Section 22(b) of the Federal Reserve Act, as amended, or to Part 349 of the rules and regulations promulgated by the FDIC, comply therewith.

(aa) Allowance for Loan Losses. The allowance for loan losses reflected on the Main Street Financial Statements (as defined in Section 5.03(g)), as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for reasonably incurred losses on outstanding loans.

Appendix A-21

(bb) Repurchase Agreements. With respect to all agreements pursuant to which Main Street or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Main Street or such Subsidiary, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(cc) Deposit Insurance. The deposits of Bank are insured by the FDIC in accordance with The Federal Deposit Insurance Act (“FDIA”), and Bank has paid all assessments and filed all reports required by the FDIA.

(dd) Annual Disclosure Statement. Main Street is in compliance with Part 350 of the rules and regulations promulgated by the FDIC concerning disclosure requirements, including the preparation of an annual disclosure statement, and the signature and attestation requirements provided and to be provided pursuant to such Part are accurate.

(ee) Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. Main Street is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, Rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Main Street Board (or, where appropriate, the board of directors of any of Main Street’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(ff) No Right to Dissent. Nothing in the Articles of Incorporation or the Bylaws of Main Street or any of its Subsidiaries provides or would provide to any Person, including without limitation the holders of Main Street Common Stock, upon execution of this Agreement and consummation of the transactions contemplated hereby and thereby, rights of dissent and appraisal of any kind. Holders of Main Street Common Stock will not have any dissenters rights pursuant to Article 13 of the GBCC.

(gg) Sarbanes-Oxley Act. Main Street is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act, including Section 404 thereof, and the certifications provided and to be provided pursuant to Sections 302 and 906 thereof are accurate, except as Previously Disclosed.

(hh) SEC Documents. Main Street’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2002, 2003 and 2004, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Subsidiaries subsequent to December 31, 2001 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed with the SEC (collectively, “Main Street SEC Documents”) as of the date filed, or if amended or superseded by a filing prior to November 30, 2005, then on the date of such amended or superseded filing, (A) were timely filed and complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Appendix A-22

      5.04 Representations and Warranties of BB&T. Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, BB&T hereby represents and warrants to Main Street as follows:

(a) Organization, Standing and Authority. BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. BB&T is duly qualified to do business and is in good standing in the State of North Carolina and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. BB&T is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. BB&T Bank is a state banking association duly organized, validly existing and in good standing under the laws of the State of North Carolina. BB&T Bank is duly qualified to do business and is in good standing in the State of North Carolina and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) BB&T Stock

(i) The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 1,000,000,000 shares of BB&T Common Stock, par value $5.00 per share, of which 542,810,280 shares were outstanding as of November 30, 2005. The outstanding shares of BB&T Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(ii) The shares of BB&T Common Stock to be issued in exchange for shares of Main Street Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights.

(c) Corporate Power. Each of BB&T and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and BB&T has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(d) Corporate Authority; Authorized and Effective Agreement. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of BB&T and the BB&T Board prior to the date hereof and no shareholder approval is required on the part of BB&T. The Agreement to Merge, when executed by BB&T Bank, shall have been approved by the Board of Directors of BB&T Bank and by the BB&T Board, as the sole shareholder of BB&T Bank. This Agreement is a valid and legally binding agreement of BB&T, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors rights or by general equity principles).

(e) Regulatory Approvals; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by BB&T or any of its Subsidiaries in connection with the execution, delivery or performance by BB&T of this Agreement or to consummate the Merger except for (A) the filing of applications, notices or the Agreement to Merge, as applicable, with the federal and state banking authorities; (B) the filing and declaration of effectiveness of the Registration Statement; (C) the filings of the articles of merger with the North Carolina Secretary of State pursuant to the NCBCA and the articles of merger with the Georgia Secretary of State pursuant to the GBCC; (D) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of BB&T Common Stock in the Merger; (E) any notices to or filings with the SBA; and (F) receipt of the approvals set forth in Section 7.01(b). As of the date hereof,

Appendix A-23

BB&T is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, Rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of BB&T or of any of its Subsidiaries or to which BB&T or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Articles of Incorporation or Bylaws (or similar governing documents) of BB&T or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(f) Financial Reports and SEC Documents; Material Adverse Effect.

(i) BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries with the SEC subsequent to December 31, 2004 under the Securities Act, or under Section 13, 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, “BB&T SEC Documents”) as of the date filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such BB&T SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of BB&T and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in shareholders’ equity and cash flows or equivalent statements in such BB&T SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of BB&T and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(ii) Since December 31, 2004, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to BB&T, except as disclosed in the BB&T SEC Documents.

(g) No Brokers or Finder’s Fees. BB&T has not employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation in connection with this Agreement or the transactions contemplated hereby.
ARTICLE VI
COVENANTS
      6.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Main Street and BB&T agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to

Appendix A-24

enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.
      6.02 Shareholder Approval. Main Street agrees to take, in accordance with applicable law and the Main Street Articles and Main Street Bylaws, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the adoption of this Agreement and any other matters required to be approved or adopted by Main Street’s shareholders for consummation of the Merger (including any adjournment or postponement, the “Main Street Meeting”), as promptly as practicable after the Registration Statement is declared effective. The Main Street Board shall recommend that its shareholders adopt this Agreement at the Main Street Meeting unless the Main Street Board, after consultation with independent legal counsel, determines in good faith that it is probable that such recommendation would be a breach of its fiduciary duties under applicable Georgia law and Main Street’s Articles.
      6.03 Registration Statement. (a) BB&T agrees to prepare, pursuant to all applicable laws, rules and regulations, a registration statement on Form S-4 (the “Registration Statement”) to be filed by BB&T with the SEC in connection with the issuance of BB&T Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Main Street constituting a part thereof (the “Proxy Statement”) and all related documents). Main Street agrees to cooperate, and to cause its Subsidiaries to cooperate, with BB&T, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and provided that Main Street and its Subsidiaries have cooperated as required above, BB&T agrees to file the Proxy Statement and the Registration Statement (together, the “Proxy/ Prospectus”) with the SEC as promptly as reasonably practicable. Each of Main Street and BB&T agrees to use all reasonable efforts to cause the Proxy/ Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. BB&T also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Main Street agrees to furnish to BB&T all information concerning Main Street, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.
      (b) Each of Main Street and BB&T agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Main Street shareholders and at the time of the Main Street Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Main Street and BB&T further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.
      (c) BB&T agrees to advise Main Street, promptly after BB&T receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of BB&T Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.
      6.04 Press Releases. Each of Main Street and BB&T agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the

Appendix A-25

transactions contemplated hereby, except as otherwise required by applicable law or regulation, or NYSE or NASDAQ rules.
      6.05 Access; Information. (a) Each party agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as the other party may reasonably request and, during such period, (i) each party shall furnish promptly to the other party all information concerning the business, properties and personnel of a party as the other party may reasonably request, and (ii) Main Street shall furnish promptly to BB&T a copy of each material report, schedule and other document filed by Main Street pursuant to any federal or state securities or banking laws. Neither party shall be required to provide access to the other party or to disclose information where such access or disclosure would violate or prejudice the rights of a party’s customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
      (b) Each of BB&T and Main Street agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.
      (c) During the period from the date of this Agreement to the Effective Time, Main Street shall promptly furnish BB&T with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available.
      6.06 Acquisition Proposals. Main Street agrees that it shall not, and shall cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any Person relating to, any Acquisition Proposal, except to the extent that the Main Street Board, after consultation with independent legal counsel, determines in good faith that it is probable that the failure to take such action would be a breach of its fiduciary duties under applicable Georgia law and Main Street’s Articles. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than BB&T with respect to any of the foregoing (except as permitted by the immediately preceding sentence) and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Main Street shall promptly advise BB&T following the receipt by Main Street of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and advise BB&T of any material developments with respect to such Acquisition Proposal promptly upon the occurrence thereof.
      6.07 Affiliate Agreements. Not later than the 15th day prior to the mailing of the Proxy Statement, Main Street shall deliver to BB&T a schedule of each Person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the Main Street Meeting, deemed to be an “affiliate” of Main Street

Appendix A-26

(each, a “Main Street Affiliate”) as that term is used in Rule 145 under the Securities Act. Main Street shall cause each Person who may be deemed to be a Main Street Affiliate to execute and deliver to Main Street on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit A. Main Street shall deliver such executed affiliate agreements to BB&T at the Closing.
      6.08 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. Neither party will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.
      6.09 Reports. Each of Main Street and BB&T shall file (and shall cause Main Street’s Subsidiaries and BB&T’s Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Securities and Exchange Commission and any other Regulatory Authorities having jurisdiction over such party, and Main Street shall deliver to BB&T copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Securities and Exchange Commission, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to the absence of notes and to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the Securities and Exchange Commission will comply in all material respects with the Federal securities laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any reports to a Regulatory Authority shall be prepared in accordance with requirements applicable to such reports.
      6.10 Exchange Listing. BB&T will use all reasonable best efforts to cause the shares of BB&T Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.
      6.11 Regulatory Applications. (a) BB&T and Main Street and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.
      (b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.
      6.12 Indemnification. (a) Following the Effective Date, BB&T shall indemnify, defend and hold harmless all directors, officers and employees of Main Street and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions or alleged actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the fullest extent that Main Street is permitted to indemnify (and advance

Appendix A-27

expenses to) its directors, officers and employees under the laws of the State of Georgia, the Main Street Articles and the Main Street Bylaws as in effect on the date hereof.
      (b) For a period of three years from the expiration of the current term of the policy, BB&T shall use its reasonable best efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Main Street or any of its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events that occurred before the Effective Time, on terms no less favorable than those in effect on the date hereof; provided, however, that BB&T may substitute therefor policies providing at least comparable coverage containing terms and conditions no less favorable than those in effect on the date hereof; and provided, further, that officers and directors of Main Street or any Subsidiary may be required to make application and provide customary representations and warranties to BB&T’s insurance carrier for the purpose of obtaining such insurance; and provided, further, in no event shall the annual premium on such policy exceed 110% of the annual premium payments on Main Street’s policy in effect as of the date hereof (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount.
      (c) Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify BB&T thereof; provided that the failure so to notify shall not affect the obligations of BB&T under Section 6.12(a) unless and to the extent that BB&T is actually prejudiced as a result of such failure.
      (d) If BB&T or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of BB&T shall assume the obligations set forth in this Section 6.12.
      6.13 Employment and Consulting/ Noncompete Agreements; 401(k) Plan; Other Employee Benefits. (a) As of the date hereof, BB&T (or its specified Subsidiary) shall enter into a five-year employment/consulting agreement with Samuel B. Hay, III (“Employment/ Consulting Agreement”) and three-year consulting/noncompete agreements with each of Edward C. Milligan and Robert R. Fowler (collectively, the “Consulting/ Noncompete Agreements”), each of which shall become effective on the Effective Date if the Closing occurs as provided in Section 2.04 of this Agreement. Additionally, BB&T (or its specified Subsidiary) will offer a three-year employment/consulting agreement to Max S. Crowe (the “Employment Agreement”), which, if accepted, shall be executed and become effective on the Effective Date. Furthermore, BB&T will offer at-will employment after the Effective Date to David W. Brooks, II, John T. Monroe, Gary Austin and Richard Blair, provided such offers of at-will employment will not entitle them to any severance pay if such person receives termination compensation pursuant to their then existing employment agreements as listed on Schedule 6.13(a). Each of the existing employment agreements listed on Schedule 6.13(a) shall be terminated at a time, which shall be agreed upon by Main Street and BB&T, and each employee shall receive any payments that such employee is entitled to receive under such existing employment agreement.
      (b) Effective on the Benefit Plan Determination Date with respect to the 401(k) plan of Main Street, BB&T shall cause such plan to be merged with the BB&T Corporation 401(k) Savings Plan (the “BB&T 401(k) Plan”), or to be frozen or to be terminated, in each case as determined by BB&T and subject to and conditional upon the receipt of all applicable regulatory or governmental approvals. Each employee of Main Street at the Effective Time (i) who is a participant in the 401(k) plan of Main Street, (ii) who becomes an employee of BB&T or of any of its Subsidiaries (the “Employer Entity”) immediately following the Effective Time, and (iii) who continues in the employment of an Employer Entity until the Benefit Plan Determination Date for the 401(k) plan, shall be eligible to make salary reduction contributions under the BB&T 401(k) Plan as of the Benefit Plan Determination Date. Any other employee of Main Street who is employed by an Employer Entity on or after the Benefit Plan Determination Date shall be eligible to be a participant in the BB&T 401(k) Plan upon complying with eligibility requirements. All rights to participate in the BB&T 401(k) Plan are subject to BB&T’s right to amend or terminate such plan. Until the Benefit Plan

Appendix A-28

Determination Date, BB&T shall continue in effect for the benefit of participating employees the 401(k) plan of Main Street. For purposes of administering the BB&T 401(k) Plan, service with Main Street and its Subsidiaries shall be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual. Any compensation earned and deferred by employees of Main Street in the calendar year of the Benefit Plan Determination Date will be recognized by BB&T in the administration of the BB&T 401(k) Plan. If employees of Main Street were eligible to receive a matching contribution under the 401(k) plan of Main Street, then such Main Street employees will be eligible to receive any matching contribution provided under the BB&T 401(k) Plan. If employees of Main Street were not eligible to receive a matching contribution under the 401(k) plan of Main Street, then such Main Street employees must meet the matching contribution eligibility requirements under the BB&T 401(k) Plan before receiving any matching contribution under the BB&T 401(k) Plan. Each employee of Main Street or its Subsidiaries at the Effective Time who becomes an employee immediately following the Effective Time of an Employer Entity is referred to here as a “Transferred Employee.” Transferred Employees shall be included in any defined benefit plan sponsored or maintained by any Employer Entity following the Effective Time in accordance with the terms of such plan; provided, however, such Transferred Employees shall receive credit for service with Main Street and its Subsidiaries (and any predecessor entities to the extent such service was recognized by Main Street) prior to the Effective Time for purposes of participation, eligibility and vesting (but not for purposes of benefit accrual) under such defined benefit plan to the same extent as if such service were with the Employer Entity.
      (c) Each Transferred Employee shall be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to similarly situated employees of the Employer Entity, subject to the terms of such plans and programs, as of the Benefit Plan Determination Date for each such plan or program, conditional upon the Transferred Employee’s being employed by an Employer Entity as of such Benefit Plan Determination Date and subject to complying with eligibility requirements of the respective plans and programs after taking into account the service crediting and other provisions set forth below. With respect to any welfare benefit plan or program of Main Street that the Employer Entity determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by an Employer Entity, the Employer Entity shall continue such Main Street plan or program in effect for the benefit of the Transferred Employees so long as they remain eligible to participate and until they shall become eligible to become participants in the corresponding plan or program maintained by the Employer Entity (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the Employer Entity to terminate such plan or program). For purposes of administering the welfare plans and programs subject to this Section 6.13, service with Main Street shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate, vesting (if applicable), benefit accruals (solely for purposes of vacation and service awards), commencement of benefits and benefit subsidies in such welfare plans and programs. From and after the Effective Time (or the Benefit Plan Determination Date, as applicable), BB&T shall, or shall cause another Employer Entity to (i) reduce any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of an Employer Entity by applying the creditable coverage as described under the provisions of HIPAA with respect to the Transferred Employees, and (ii) give each Transferred Employee credit for the plan year in which the Effective Time (or the Benefit Plan Determination Date, as applicable) occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the Benefit Plan Determination Date, as applicable). The provisions of this Section 6.13 shall apply equally to the eligible dependents of a Transferred Employee.
      (d) Except to the extent of commitments herein or other contractual commitments, if any, of Main Street prior to the date hereof and of BB&T in separate agreements, neither BB&T nor any Employer Entity shall have any obligation arising from the Merger to continue any Transferred Employees in its employ or in any specific job or to provide to any Transferred Employee any specified level of compensation or any incentive payments, benefits or perquisites. Each Transferred Employee who is terminated by an Employer Entity following the Effective Time, excluding any employee who has a then existing contract explicitly providing for severance pay or other termination pay, shall be entitled to severance pay in accordance with the severance plan listed on Schedule 6.13(d). Each Transferred Employee’s service with Main Street and Main

Appendix A-29

Street Subsidiaries (or any predecessor entities to the extent such service was recognized by Main Street) shall be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under such severance plan.
      (e) BB&T agrees to honor all employment agreements, consulting agreements, severance agreements and deferred compensation agreements that Main Street and its Subsidiaries have with their current and former employees and directors and which have been Previously Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Effective Date. Except for the agreements described in the preceding sentence and except as otherwise provided in this Section 6.13, the employee benefit plans of Main Street shall, in the sole discretion of BB&T, be frozen, terminated or merged into comparable plans of BB&T, effective as BB&T shall determine in its sole discretion. Notwithstanding the immediately preceding sentence, BB&T will continue in effect any short-term bonus or incentive plans of Main Street (the “Main Street Bonus Arrangements”) until the earlier of (i) the date of completion of conversion of the data services systems of Main Street and its Subsidiaries to the data service systems of BB&T and its Subsidiaries, or (ii) the date that former Main Street executives are made parties to the BB&T Amended and Restated Short Term Incentive Plan (the “BB&T Bonus Plan”). If any former executive of Main Street would earn amounts under both the Main Street Bonus Arrangements and the BB&T Bonus Plan for any calendar year, BB&T shall make appropriate adjustments in the amounts earned under such programs to avoid duplication and to pro-rate the amount earned by such executive under the Main Street Bonus Arrangements and the BB&T Bonus Plan for the portion of the year in which such executive participated in each such plan.
      6.14 Notification of Certain Matters. Each of Main Street and BB&T shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.
      6.15 Dividend Coordination. It is agreed by the parties hereto that they will cooperate to assure that as a result of the Merger, during any applicable period, there shall not be a payment of both a BB&T and a Main Street dividend to a shareholder of Main Street for the same period. The parties further agree that if the Effective Date is at the end of a fiscal quarter, then they will cooperate to assure that the Main Street shareholders receive the dividend declared by BB&T, if any, rather than the dividend for that period, if any, declared by Main Street.
      6.16 Board Representation; Advisory Board. BB&T shall cause the BB&T Bank Board of Directors to elect Robert R. Fowler to the BB&T Bank Board of Directors, and Edward C. Milligan to the BB&T Georgia State Board. BB&T will pay compensation to Mr. Fowler and Mr. Milligan for their respective service on such boards consistent with BB&T’s fee policies for service on such boards. Each of the remaining current members of the Main Street Board and Main Street’s community local advisory board will be asked to serve on a BB&T local advisory board for the region formerly served by Main Street (for such period of time as determined by BB&T) and BB&T will pay compensation to such directors for their service on such BB&T local advisory board as indicated on Section 6.16 of Main Street’s Disclosure Schedule for a period of two years after the Effective Date. After the expiration of such two-year period and in the event such director continues to serve on such local advisory board, BB&T will pay compensation to such directors for their service on such BB&T local advisory board consistent with BB&T’s fee policies for advisory board members. Any board member who agrees to serve on such BB&T local advisory board shall enter into a two-year noncompete agreement, which shall commence on the Effective Date.
      6.17 Tax Treatment. Each of BB&T and Main Street agrees not to take any actions subsequent to the date of this Agreement that would adversely affect the ability of Main Street and its shareholders to characterize the Merger as a tax-free reorganization under Section 368(a) of the Code, and each of BB&T and Main Street agrees to take such action as may be reasonably required, if such action may be reasonably taken to reverse the impact of any past actions that would adversely impact the ability for the Merger to be characterized as a tax-free reorganization under Section 368(a) of the Code.

Appendix A-30

      6.18 No Breaches of Representations and Warranties. Between the date of this Agreement and the Effective Time, without the written consent of the other party, each of BB&T and Main Street will not do any act or suffer any omission of any nature whatsoever that would cause any of the representations or warranties made in Article V of this Agreement to become untrue or incorrect in any material respect.
      6.19 Consents. Each of BB&T and Main Street shall use its best efforts to obtain any required consents to the transactions contemplated by this Agreement.
      6.20 Insurance Coverage. Main Street shall cause each of the policies of insurance listed in its Disclosure Schedule to remain in effect between the date of this Agreement and the Effective Date.
      6.21 Correction of Information. Each of BB&T and Main Street shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times through the Closing, and shall include all facts necessary to make such information correct and complete in all material respects at all times, provided that any such correction that may result in a change to a party’s Disclosure Schedule shall not be made without the prior written consent of the other party.
      6.22 Confidentiality. Except for the use of information in connection with the Registration Statement described in Section 6.03 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, or as required in order to comply with applicable law, order or rules of any national securities exchange or market where each party’s respective securities are traded, all information (collectively, the “Information”) received by each of Main Street and BB&T, pursuant to the terms of this Agreement shall be kept in strictest confidence; provided that, subsequent to the filing of the Registration Statement with the SEC, this Section 6.22 shall not apply to information included in the Registration Statement or to be included in the official Proxy/ Prospectus to be sent to the shareholders of Main Street under Section 6.03. Main Street and BB&T agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Main Street and BB&T agree to hold the Information in strictest confidence and shall not use, and shall not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of Main Street or BB&T to fulfill its obligations hereunder, (ii) was already known to the party receiving the Information on a nonconfidential basis prior to the disclosure or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. It is agreed and understood that the obligations of Main Street and BB&T contained in this Section 6.22 shall survive the Closing.
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER
      7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of BB&T and Main Street to consummate the Merger is subject to the fulfillment or written waiver by BB&T and Main Street prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly adopted by the requisite vote of Main Street’s shareholders.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements that the BB&T Board reasonably determines would either before or after the Effective Time have a Material Adverse Effect on BB&T after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and that the BB&T Board reasonably determines would either

Appendix A-31

before or after the Effective Date have a Material Adverse Affect on BB&T after giving effect to the consummation of the Merger.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Exchange Listing. The shares of BB&T Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

      7.02 Conditions to Obligation of Main Street. The obligation of Main Street to consummate the Merger is also subject to the fulfillment or written waiver by Main Street prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of BB&T set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Main Street shall have received a certificate, dated the Effective Date, signed on behalf of BB&T by a Senior Executive Vice President or an Executive Vice President of BB&T to such effect.

(b) Performance of Obligations of BB&T. BB&T shall have performed in all material respects all obligations required to be performed by BB&T under this Agreement at or prior to the Effective Time, and Main Street shall have received a certificate, dated the Effective Date, signed on behalf of BB&T by a Senior Executive Vice President or an Executive Vice President of BB&T to such effect.
      7.03 Conditions to Obligation of BB&T. The obligation of BB&T to consummate the Merger is also subject to the fulfillment or written waiver by BB&T prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Main Street set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and BB&T shall have received a certificate, dated the Effective Date, signed on behalf of Main Street by the chief executive officer and the chief financial officer of Main Street to such effect.

(b) Performance of Obligations of Main Street. Main Street shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and BB&T shall have received a certificate, dated the Effective Date, signed on behalf of Main Street by the chief executive officer and the chief financial officer of Main Street to such effect.

(c) Opinion of Main Street’s Counsel. BB&T shall have received an opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to Main Street, dated the Effective Date, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, (i) Main Street is a corporation duly organized and in existence under the laws of the State of Georgia, (ii) this Agreement has been duly executed by Main Street and is enforceable in accordance with its terms against Main Street, except as the same may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing and (iii) that,

Appendix A-32

assuming approval by Main Street’s shareholders, upon the acceptance of the filing of the articles of merger with the Georgia Secretary of State and the North Carolina Secretary of State, the Merger shall become effective.

(d) Affiliate Agreements. BB&T shall have received the agreements referred to in Section 6.07 from each affiliate of Main Street.

ARTICLE VIII
TERMINATION
      8.01 Termination. This Agreement may be terminated, and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of BB&T and Main Street.

(b) Breach. At any time prior to the Effective Time, by BB&T or Main Street in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that (A) such breach (under either clause (i) or (ii)) would entitle the non-breaching party not to consummate the Merger under Article VII, and (B) the terminating party is not itself in material breach of any provision of this Agreement.

(c) Delay. At any time prior to the Effective Time, by BB&T or Main Street, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by July 1, 2006, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

(d) No Approval. By Main Street or BB&T in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority; (ii) the Main Street shareholders fail to adopt this Agreement at the Main Street Meeting and approve the Merger; or (iii) any of the closing conditions have not been met as required by Article VII hereof.

(e) Adverse Action. By BB&T, if (i) the Main Street Board submits this Agreement (or the plan of merger contained herein) to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; or (ii) the Main Street Board otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.02; or (iii) the Main Street Board recommends to its shareholders an Acquisition Proposal other than the Merger.
      8.02 Effect of Termination and Abandonment; Enforcement of Agreement. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Sections 8.03 and 9.01; and (ii) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled by law or in equity.

Appendix A-33

      8.03 Termination Fee. Main Street shall pay to BB&T a termination fee in the amount of Twenty Million Dollars ($20,000,000) if:

(a) (i) this Agreement is terminated by BB&T pursuant to Section 8.01(b) or 8.01(e) or by BB&T or Main Street pursuant to Section 8.01(d)(ii); and (ii) prior to such termination, an Acquisition Proposal with respect to Main Street was commenced, publicly proposed or publicly disclosed; and (iii) within 12 months after such termination, Main Street shall have entered into a definitive written agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated; or

(b) after receiving an Acquisition Proposal, the Main Street Board does not take action to convene the Main Street Meeting and/or recommend that Main Street shareholders adopt this Agreement; and within 12 months after such receipt, Main Street shall have entered into a definitive written agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated; provided, however, that BB&T shall not be entitled to a termination fee pursuant to this Section 8.03(b) in the event that this Agreement shall have been terminated pursuant to Section 8.01(a) or Section 8.01(d)(i).
      Upon payment of the fee described in this Section 8.03, Main Street shall have no further liability to BB&T at law or in equity with respect to such termination under Section 8.01(b), 8.01(d)(ii) or 8.01(e), or with respect to the Main Street Board’s failure to take action to convene the Main Street Meeting and/or recommend that Main Street shareholders adopt this Agreement. Main Street acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, BB&T would not enter into this Agreement. Accordingly, if Main Street fails to pay timely any amount due pursuant to this Section 8.03 and, in order to obtain such payment, BB&T commences a suit that results in a judgment against Main Street for the amount payable to BB&T pursuant to this Section 8.03, Main Street shall pay to BB&T its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount so payable at the applicable Federal Funds rate.
ARTICLE IX
MISCELLANEOUS
      9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.12, 6.13, 6.15, 6.16, and 6.17 and this Article IX which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 5.03(l), 5.04(g), 6.03(b), 6.04, 6.05(b), 8.02, and this Article IX which shall survive such termination).
      9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable law or require resubmission of this Agreement or the plan of merger contained herein to the shareholders of Main Street.
      9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.
      9.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of North Carolina applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law are applicable).
      9.05 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that BB&T and Main Street will each bear and pay one-half of the following expenses: (a) the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying and printing and distributing) of the Registration Statement, the Proxy Statement and applications to

Appendix A-34

Governmental Authorities for the approval of the Merger and (b) all filing or registration fees, including, without limitation, fees paid for filing the Registration Statement with the SEC.
      9.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.
      If to Main Street, to:

3500 Lenox Road
Atlanta, Georgia 30326
Attn: Samuel B. Hay III
Facsimile: 770-786-9789

With a copy (which shall not constitute notice) to:

Womble Carlyle Sandridge & Rice, PLLC
1201 West Peachtree St., Ste. 3500
Atlanta, Georgia 30309
Attn: Elizabeth O. Derrick, Esq.
Facsimile: 404-870-4824

and

Alston & Bird LLP
1201 West Peachtree St., STE. 3500
Atlanta, Georgia 30309-3424
Attn: Ralph F. MacDonald III, Esq.
Facsimile: 404-881-7777

If to BB&T, to:

BB&T Corporation
150 S. Stratford Road
Winston-Salem, NC 27104
Attn: Christopher L. Henson
Facsimile: (336) 733-0340

with a copy to:

BB&T Legal Department
200 West Second Street, 3rd Floor
Winston-Salem, NC 27101
Attn: M. Patricia Oliver, Esq.
Facsimile: (336) 733-2189
      9.07 Entire Understanding; No Third Party Beneficiaries. This Agreement, the Mutual Confidentiality Agreement between Main Street and BB&T dated November 4, 2005, and any separate agreement entered into by the parties of even date herewith represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than any such separate agreement). Nothing in this Agreement, whether express or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
      9.08 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only

Appendix A-35

and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
      9.09 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.
      9.10 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.
      9.11 Assignment. BB&T and Main Street may not assign any of their rights or obligations under this Agreement to any other Person, except upon the prior written consent of the other party.
      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

MAIN STREET BANKS, INC.

By:	/s/ Samuel B. Hay III

Samuel B. Hay III
President and CEO

BB&T CORPORATION

By:	/s/ John A. Allison IV

John A. Allison IV
Chairman and CEO

Appendix A-36

Appendix B
December 14, 2005
Board of Directors
Main Street Banks, Inc.
3500 Lenox Road
Atlanta, GA 30326
Members of the Board of Directors:
      Main Street Banks, Inc. (“Main Street”) and BB&T Corporation (“BB&T”) have entered into an Agreement and Plan of Merger (the “Agreement”), dated as of the 14th day of December, 2005, whereby Main Street will merge with and into BB&T (the “Merger”), with BB&T being the surviving corporation and with the issued and outstanding shares of common stock of Main Street (“Main Street Common Stock”) and options to purchase Main Street common stock being converted into the right to receive 0.6602 shares of common stock of BB&T (“BB&T Stock”), as elected by the shareholders of Main Street. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, as of the date hereof, of the Merger consideration that BB&T will render.
      Burke Capital Group, L.L.C. (“BCG”) is an investment banking firm which specializes in financial institutions in the United States. Main Street has retained us to render our opinion to its Board of Directors.
      In connection with this opinion, we have reviewed, among other things:

(i)	The Agreement and certain of the schedules thereto;

(ii)	Certain publicly available financial statements and other historical financial information of Main Street that it deemed relevant;

(iii)	Projected earnings estimates for Main Street for the years ending December 31, 2005 through 2010 prepared by and reviewed with senior management of Main Street and the views of senior management regarding Main Street’s business, financial condition, results of operations and future prospects;

(iv)	Internal financial and operating information with respect to the business, operations and prospects of Main Street furnished to BCG by Main Street that is not publicly available;

(v)	Certain publicly available financial statements and other historical financial information of BB&T that it deemed relevant;

(vi)	The reported prices and trading activity of BB&T’s common stock and compared those prices and activity with other publicly-traded companies that BCG deemed relevant;

(vii)	The pro forma financial impact of the merger on BB&T’s ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of Main Street and BCG;

(viii)	The financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available;

(ix)	The current market environment generally and the banking environment in particular;

(x)	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.
      In performing our review, we have relied upon the accuracy and completeness of the financial and other information that was available to us from public sources, that Main Street and BB&T or their respective

Appendix B-1

representatives provided to us or that was otherwise reviewed. We have further relied on the assurances of management of Main Street and BB&T that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Main Street, BB&T or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Main Street or BB&T, nor have we reviewed any individual credit files relating to Main Street or BB&T. We have assumed, with management’s consent, that the respective allowances for loan losses for both Main Street and BB&T are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the earnings estimates for Main Street and BB&T and all projections of transaction costs, purchase accounting adjustments and expected cost savings that we reviewed with the management of Main Street, BCG assumed, with your consent, that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Main Street and BB&T and that such performances will be achieved. We express no opinion as to such earnings estimates or financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Main Street’s or BB&T’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us, which is September 30, 2005. We have assumed in all respects material to our analysis that Main Street and BB&T will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement and such other related agreements will perform all of the covenants they are required to perform thereunder and that the conditions precedent in the Agreement and such other related agreements are not waived.
      Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the price at which Main Street’s common stock may trade at any time.
      We will receive a fee for our services as financial advisor to Main Street and for rendering this opinion. BCG does not have an investment banking relationship with BB&T; nor does it have any contractual relationship with BB&T.
      This opinion is directed to the Board of Directors of Main Street and may not be reproduced, summarized, described or referred to or given to any other person without our prior consent.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the amount of the Merger consideration is fair from a financial point of view.

Very Truly Yours,

Burke Capital Group, L.L.C.

Appendix B-2

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers
      Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.
      BB&T’s bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of BB&T or its affiliates and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.
      BB&T’s articles of incorporation provide for the elimination of the personal liability of each director of the BB&T to the fullest extent permitted by law.
      BB&T maintains directors’ and officers’ liability insurance that, in general, insures: (i) BB&T’s directors and officers against loss by reason of any of their wrongful acts and (ii) BB&T against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.
      Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(b)).

Item 21.	Exhibits and Financial Statement Schedules
      (a) The following documents are filed as exhibits to this registration statement on Form S-4:

Exhibit No.		Description

2		Agreement and Plan of Merger dated as of December 14, 2005 by and between BB&T Corporation and Main Street Banks, Inc. (included as Appendix A to the proxy statement/ prospectus)
4	(a)	Amended and Restated Articles of Incorporation of BB&T, which is incorporated by reference to Exhibit 3(i) of BB&T’s Annual Report on Form 10-K, filed March 7, 2005 (Article IV of Exhibit 3(i) relates to Junior Participating Preferred Stock).
4	(b)	Bylaws of BB&T, as Amended and Restated Effective April 28, 2004, with Amendments through August 24, 2004, which is incorporated by reference to Exhibit 4.2 of Form S-3 Registration Statement No. 333-126592.

Exhibit No.		Description

4	(c)	Subordinated Indenture (including Form of Subordinated Debt Security) between the Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996, which is incorporated herein by reference to Exhibit 4(d) of Form S-3 Registration Statement No. 333-02899.
4	(d)	Senior Indenture (including Form of Senior Debt Security) between the Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996, which is incorporated herein by reference to Exhibit 4(c) of Form S-3 Registration Statement No. 333-02899.
4	(e)	First Supplemental Indenture between the Registrant and U.S. Bank National Association, Trustee, dated as of December 23, 2003, which is incorporated herein by reference to Exhibit 4 of the Current Report on Form 8-K, filed December 23, 2003.
4	(f)	Second Supplemental Indenture between the Registrant and U.S. Bank National Association, Trustee, dated as of September 24, 2004, which is incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K, filed September 27, 2004.
5		Form of Opinion of M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation*
8		Form of Opinion of Arnold & Porter llp.*
23	(a)	Consent of M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation (included in Exhibit 5).*
23	(b)	Consent of Arnold & Porter llp (included in Exhibit 8).*
23	(c)	Consent of Ernst & Young LLP.
23	(d)	Consent of PricewaterhouseCoopers LLP.
23	(e)	Consent of Burke Capital Group, L.L.C.
24		Power of Attorney.
99		Form of Main Street Banks, Inc. Proxy Card.*

*	to be filed by amendment
      (b) Financial statement schedules: Not applicable.
      (c) Reports, opinion or appraisals: The opinion of Burke Capital Group, L.L.C. is included as Appendix B to the proxy statement/ prospectus.
Item 22. Undertakings
      A. The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      C. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
      D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
      F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on February 24, 2006.

BB&T CORPORATION

By:	/s/ M. Patricia Oliver

Name: M. Patricia Oliver

Title:	Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on February 24, 2006.
/s/      John A. Allison IV*

Name:  John A. Allison IV

Title:	Chairman of the Board and Chief Executive Officer (principal executive officer)
/s/      Edward D. Vest*

Name:  Edward D. Vest

Title:	Executive Vice President and Corporate Controller (principal accounting officer)
/s/      Nelle Ratrie Chilton*

Name:  Nelle Ratrie Chilton

Title:	Director
/s/      Ronald E. Deal*

Name:  Ronald E. Deal

Title:	Director
/s/      Barry J Fitzpatrick*

Name:  Barry J Fitzpatrick

Title:	Director
/s/      L. Vincent Hackley*

Name:  L. Vincent Hackley

Title:	Director
/s/      John P. Howe III, M.D.*

Name:  John P. Howe III, M.D.

Title:	Director
/s/      James H. Maynard*

Name:  James H. Maynard

Title:	Director
/s/      J. Holmes Morrison*

Name:  J. Holmes Morrison

Title:	Director

*By:	/s/ M. Patricia Oliver

M. Patricia Oliver

Attorney-in-Fact
/s/      Christopher L. Henson*

Name:  Christopher L. Henson

Title:	Senior Executive Vice President and Chief Financial Officer (principal financial officer)
/s/      Jennifer S. Banner*

Name:  Jennifer S. Banner

Title:	Director
/s/      Anna R. Cablik*

Name:  Anna R. Cablik

Title:	Director
/s/      Tom D. Efird*

Name:  Tom D. Efird

Title:	Director
/s/      Jane P. Helm*

Name:  Jane P. Helm

Title:	Director
/s/      Nido R. Qubein*

Name:  Nido R. Qubein

Title:	Director
/s/      E. Rhone Sasser*

Name:  E. Rhone Sasser

Title:	Director
/s/      Albert O. McCauley*

Name:  Albert O. McCauley

Title:	Director

Exhibit No.		Description

2		Agreement and Plan of Merger dated as of December 14, 2005 by and between BB&T Corporation and Main Street Banks, Inc. (included as Appendix A to the proxy statement/ prospectus).
4	(a)	Amended and Restated Articles of Incorporation of BB&T, which is incorporated by reference to Exhibit 3(i) of BB&T’s Annual Report on Form 10-K, filed March 7, 2005 (Article IV of Exhibit 3(i) relates to Junior Participating Preferred Stock).
4	(b)	Bylaws of BB&T, as Amended and Restated Effective April 28, 2004, with Amendments through August 24, 2004, which is incorporated by reference to Exhibit 4.2 of Form S-3 Registration Statement No. 333-126592.
4	(c)	Subordinated Indenture (including Form of Subordinated Debt Security) between the Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996, which is incorporated herein by reference to Exhibit 4(d) of Form S-3 Registration Statement No. 333-02899.
4	(d)	Senior Indenture (including Form of Senior Debt Security) between the Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996, which is incorporated herein by reference to Exhibit 4(c) of Form S-3 Registration Statement No. 333-02899.
4	(e)	First Supplemental Indenture between the Registrant and U.S. Bank National Association, Trustee, dated as of December 23, 2003, which is incorporated herein by reference to Exhibit 4 of the Current Report on Form 8-K, filed December 23, 2003.
4	(f)	Second Supplemental Indenture between the Registrant and U.S. Bank National Association, Trustee, dated as of September 24, 2004, which is incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K, filed September 27, 2004.
5		Form of Opinion of M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation.*
8		Form of Opinion of Arnold & Porter llp.*
23	(a)	Consent of M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation(included in Exhibit 5).*
23	(b)	Consent of Arnold & Porter llp (included in Exhibit 8).*
23	(c)	Consent of Ernst & Young LLP.
23	(d)	Consent of PricewaterhouseCoopers LLP.
23	(e)	Consent of Burke Capital Group, L.L.C.
24		Power of Attorney.
99		Form of Main Street Banks, Inc. Proxy Card.*

*	to be filed by amendment
      (b) Financial statement schedules: Not applicable.
      (c) Reports, opinion or appraisals: The opinion of Burke Capital Group, L.L.C. is included as Appendix B to the proxy statement/ prospectus.